



12026637


# BIOMARIN

## 2011 ANNUAL REPORT

# AN UNCOMMON *IMPACT*

# 2011

**A MESSAGE** FROM THE CEO

At BioMarin, we are dedicated to making a meaningful impact in the lives of patients suffering from diseases that are often underserved and ignored. In 2011, we carried this mission forward through the continued growth of our commercial opportunities and the advancement of several key pipeline programs that we believe have the potential to significantly help patients with rare diseases.



**BIOMARIN** PIPELINE

| Nonclinical Testing | Phase 1 | Phase 2 | Phase 3 | BLA:NDA:MAA | Commercialized |
|---|---|---|---|---|---|
| **Naglazyme®** for MPS VI | | | | | |
| **Aldurazyme®** for MPS I | | | | | |
| **Kuvan®** for PKU | | | | | |
| **Firdapse™** for LEMS (EU) | | | | | |
| **BMN-110: GALNS** for MPS IVA | | | | | |
| **PEG-PAL** for PKU | | | | | |
| **BMN-701 IFG2-GAA** for Pompe Disease | | | | | |
| **BMN-673 PARP Inhibitor** for Genetically Defined Cancers | | | | | |
| **BMN-111 CNP** for Achondroplasia | | | | | |
| **BMN-190 TPP1** for Late Infantille Ceriod Lipofuscinosis (Batten Disease) | | | | | |

**5 YEAR** REVENUE GROWTH


400 Million
350
300
250
200
150
100
20
07
08
09
10
11

**40** Patients Treated in Over 40 Countries

**7** 7 Programs Advancing in the Clinic

**18%** 18% Increase in Total Net Revenue

**CONTINUED** GROWTH

With four marketed products and an expanding global footprint, the company has never been stronger commercially. In 2011, the company's total net product revenue increased 18% over 2010, reaching $438 million. Revenue growth was led by Naglazyme sales, which grew by 17% over 2010, and third party sales of Aldurazyme that increased by 16% year over year. Total annual net revenues of Kuvan were $117 million, an 18% increase compared to 2010. Firdapse revenues continued to increase to $13 million. Year-end cash, cash equivalents and short and long term investments were $290 million at the end of 2011. Additionally, in anticipation of continued growth and new product launches in the near future, the company expanded its manufacturing capacity with the purchase of a biologics plant in Shanbally, Ireland in August of 2011.

**ADVANCING** PIPELINE

Currently, we have seven programs in the clinic, the most ever at BioMarin. Research and Development efforts in 2011 set the stage for what could be a transformative year in 2012. Significant progress was made in our most advanced clinical program, as we recently completed enrollment for the Phase III trial for GALNS (MPS IVA), the largest enzyme replacement trial ever conducted. Results from this pivotal trial are expected in the fourth quarter of 2012. Results from the Phase IIb trial for PEG-PAL (PKU), that will help determine an optimal dosing schedule for the therapy, are expected later this year, with an anticipated pivotal Phase III trial to commence in early 2013. BMN-701 (Pompe disease) and BMN-673 (genetically defined cancers) have both made important advancements and results of Phase I/II trials for both therapies are anticipated in the fourth quarter of 2012. Additionally, a Phase I trial for BMN-111 (Achondroplasia) started in early 2012 and we expect results later in the year. The Phase IIIb study of neuropsychiatric symptoms in PKU patients continues to enroll and we have moved forward with development plans for Firdapse (LEMS) in the U.S. where a Phase III trial began in the past year.

Our pipeline continues to deepen and in December of 2011 we announced our next program, BMN-190 for Batten disease, for which we expect to file an IND in early 2013.

**CONTINUING** PROGRESS

As we look forward to the major clinical and commercial milestones of the year ahead, we are focused on delivering on the promise of our deep pipeline, while at the same time maintaining double digit revenue growth that will continue to drive maximum long term value to patients and our shareholders.

I wish to thank the patients and physicians who partner with us to find new treatments for rare diseases. I would also like to thank all of our employees for their expertise, passion and dedication to our mission throughout the year. I look forward to keeping you informed and sharing future developments during what we believe will be a pivotal year in the growth of BioMarin.

Thank you for your support.

Sincerely,



Jean-Jacques Bienaimé
Chief Executive Officer
BioMarin Pharmaceutical Inc.





BioMarin develops, manufactures and commercializes innovative biopharmaceuticals for serious diseases and medical conditions. The company's product portfolio comprises four approved therapies and multiple clinical and nonclinical product candidates.

**2011** ANNUAL REPORT

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



## Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2011

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to .

Commission file number: 000-26727

# BioMarin Pharmaceutical Inc.
(Exact name of registrant as specified in its charter)

| Delaware | 68-0397820 |
|---|---|
| (State of other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |
| 105 Digital Drive, Novato, California | 94949 |
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code: (415) 506-6700

Securities registered pursuant to Section 12(b) of the Act:

| Title of Each Class | Name of Each Exchange on Which Registered |
|---|---|
| Common Stock, $.001 par value | The NASDAQ Global Select Market |
| Preferred Share Purchase Rights | |

Securities registered under Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer" "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.) Yes ☐ No ☒

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date: 115,056,998 shares common stock, par value $0.001, outstanding as of February 13, 2012. The aggregate market value of the voting and non-voting stock held by non-affiliates of the registrant as of June 30, 2011 was $2,025.8 million.

The documents incorporated by reference are as follows:

Portions of the Registrant's Proxy Statement for our annual meeting of stockholders to be held May 8, 2012, are incorporated by reference into Part III.

**BIOMARIN PHARMACEUTICAL INC.**

**2011 FORM 10-K ANNUAL REPORT**

**TABLE OF CONTENTS**



BioMarin®, Naglazyme®, Kuvan® and Firdapse® are our registered trademarks. Aldurazyme® is a registered trademark of BioMarin/Genzyme LLC. All other brand names and service marks, trademarks and other trade names appearing in this report are the property of their respective owners.

[THIS PAGE INTENTIONALLY LEFT BLANK]

## Part I

## FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K contains "forward-looking statements" as defined under securities laws. Many of these statements can be identified by the use of terminology such as "believes," "expects," "anticipates," "plans," "may," "will," "projects," "continues," "estimates," "potential," "opportunity" and similar expressions. These forward-looking statements may be found in "*Risk Factors*," "*Business*," and other sections of this Annual Report on Form 10-K. Our actual results or experience could differ significantly from the forward-looking statements. Factors that could cause or contribute to these differences include those discussed in " *Risk Factors* ," as well as those discussed elsewhere in this Annual Report on Form 10-K. You should carefully consider that information before you make an investment decision.

You should not place undue reliance on these statements, which speak only as of the date that they were made. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to these forward-looking statements after completion of the filing of this Annual Report on Form 10-K to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto appearing elsewhere in this Annual Report on Form 10-K. In addition to the other information in this Annual Report on Form 10-K, investors should carefully consider the following discussion and the information under "*Risk Factors*" when evaluating us and our business.

### Item 1. Business

### Overview

BioMarin Pharmaceutical Inc. (BioMarin, we, us or our) develops and commercializes innovative pharmaceuticals for serious diseases and medical conditions. We select product candidates for diseases and conditions that represent a significant unmet medical need, have well-understood biology and provide an opportunity to be first-to-market or offer a significant benefit over existing products. Our product portfolio is comprised of four approved products and multiple investigational product candidates. Approved products include Naglazyme (galsulfase), Kuvan (sapropterin dihydrochloride), Aldurazyme (laronidase) and Firdapse (amifampridine phosphate).

Naglazyme received marketing approval in the United States (U.S.) in May 2005, in the European Union (EU) in January 2006 and subsequently in other countries. Kuvan was granted marketing approval in the U.S. and EU in December 2007 and December 2008, respectively. In December 2009, the European Medicines Agency (EMEA) granted marketing approval for Firdapse, which was launched in the EU in April 2010. Aldurazyme, which was developed in collaboration with Genzyme Corporation (Genzyme) was approved in 2003 for marketing in the U.S., EU and subsequently other countries. Net product revenues for 2011 for our approved products, Naglazyme, Kuvan, Firdapse and Aldurazyme were $224.9 million, $116.8 million, $13.1 million and $82.8 million, respectively.

We are conducting clinical trials on several investigational product candidates for the treatment of various diseases including: GALNS, an enzyme replacement therapy for the treatment of Mucopolysaccharidosis Type IV or Morquio Syndrome Type A, or MPS IV A, PEG-PAL, an enzyme substitution therapy for the treatment of phenylketonuria or PKU, BMN-701, an enzyme replacement therapy for Pompe disease, a glycogen storage disorder, BMN-673, an orally available poly (ADP-ribose) polymerase, or PARP inhibitor for the treatment of patients with certain cancers and BMN-111, a peptide therapeutic for the treatment of achondroplasia.

We are conducting preclinical development of several other enzyme product candidates for genetic and other metabolic diseases, including BMN-190 for the treatment of late infantile neuronal ceroid lipofuscinosis, or LINCL, a form of Batten disease.

A summary of our various commercial products and major development programs, including key metrics as of December 31, 2011, is provided below:

| Program | Indication | Orphan Drug Designation | Stage | 2011 Total Net Product Revenues (in millions) | 2011 Research & Development Expense (in millions) |
|---|---|---|---|---|---|
| Naglazyme | MPS VI (1) | Yes | Approved | $224.9 | $10.3 |
| Aldurazyme (2) | MPS I (3) | Yes | Approved | $ 82.8 | $ 0.9 |
| Kuvan | PKU (4) | Yes | Approved | $116.8 | $12.6 |
| Firdapse (5) | LEMS (6) | Yes | Approved in the EU only | $ 13.1 | $11.0 |
| GALNS for MPS IV A | MPS IVA | Yes | Clinical Phase 3 | N/A | $54.5 |
| PEG-PAL | PKU | Yes | Clinical Phase 2 | N/A | $27.7 |
| BMN-701 for Pompe disease | POMPE (7) | Yes | Clinical Phase 1/2 | N/A | $17.5 |
| BMN-673, PARP inhibitor for the treatment of patients with cancer | Not yet determined | Not yet determined | Clinical Phase 1/2 | N/A | $ 6.5 |
| BMN-673, PARP inhibitor for the treatment of patients with hematological malignancies | Not yet determined | Not yet determined | Clinical Phase 1/2 | N/A | $ 0.9 |
| BMN-111, peptide therapeutic for the treatment of Achondroplasia | Achondroplasia | Yes | Clinical Phase 1 (8) | N/A | $13.6 |

(1) Mucopolysaccharidosis VI, or MPS VI
(2) The Aldurazyme total product revenue noted above is the total product revenue recognized by us in accordance with the terms of our agreement with Genzyme Corporation. See "*Commercial Products—Aldurazyme*" below for further discussion.
(3) Mucopolysaccharidosis I, or MPS I
(4) Phenylketonuria, or PKU
(5) Marketing approval from the EMEA for Firdapse was granted in December 2009. We launched Firdapse in the EU in April 2010.
(6) Lambert Eaton Myasthenic Syndrome, or LEMS
(7) Pompe disease, a glycogen storage disorder
(8) Phase 1 clinical trial was initiated in January 2012.

## Commercial Products

### *Naglazyme*

Naglazyme is a recombinant form of N-acetylgalactosamine 4-sulfatase (arylsulfatase B) indicated for patients with mucopolysaccharidosis VI, or MPS VI. MPS VI is a debilitating life-threatening genetic disease for which no other drug treatment currently exists and is caused by the deficiency of arylsulfatase B, an enzyme normally required for the breakdown of certain complex carbohydrates known as glycosaminoglycans, or GAGs. Patients with MPS VI typically become progressively worse and experience multiple severe and debilitating symptoms resulting from the build-up of carbohydrate residues in tissues in the body. These symptoms include: inhibited growth, spinal cord compression, enlarged liver and spleen, joint deformities and reduced range of motion, skeletal deformities, impaired cardiovascular function, upper airway obstruction, reduced pulmonary function, frequent ear and lung infections, impaired hearing and vision, sleep apnea, malaise and reduced endurance.

Naglazyme was granted marketing approval in the U.S. in May 2005 and in the EU in January 2006. We market Naglazyme in the U.S., EU, Canada, Latin America and Turkey using our own sales force and commercial organization. Additionally, we use local distributors in several other regions to help us pursue registration and/or market Naglazyme on a named patient basis. Naglazyme net product sales for 2011 totaled $224.9 million, as compared to $192.7 million for 2010. Naglazyme net product sales for 2009 were $168.7 million.

*Kuvan*

Kuvan is a proprietary synthetic oral form of 6R-BH4, a naturally occurring enzyme co-factor for phenylalanine hydroxylase, or PAH, indicated for patients with PKU. Kuvan is the first drug for the treatment of PKU, which is an inherited metabolic disease that affects at least 50,000 diagnosed patients under the age of 40 in the developed world. We believe that approximately 30 to 50% of those with PKU could benefit from treatment with Kuvan. PKU is caused by a deficiency of activity of an enzyme, PAH, which is required for the metabolism of phenylalanine, or Phe. Phe is an essential amino acid found in all protein-containing foods. Without sufficient quantity or activity of PAH, Phe accumulates to abnormally high levels in the blood, resulting in a variety of serious neurological complications, including severe mental retardation and brain damage, mental illness, seizures and other cognitive problems.

Kuvan was granted marketing approval for the treatment of PKU in the U.S. in December 2007. We market Kuvan in the U.S. and Canada using our own sales force and commercial organization. Kuvan has been granted orphan drug status in the U.S., which confers seven years of market exclusivity in the U.S. for the treatment of PKU, expiring in 2014. We expect that our patents will provide market exclusivity beyond the expiration of orphan status. Kuvan net product sales for 2011 were $116.8 million, as compared to $99.4 million for 2010. Kuvan net product sales for the 2009 were $76.8 million.

In May 2005, we entered into an agreement with Merck Serono S.A. (Merck Serono) for the further development and commercialization of Kuvan and any other product containing 6R-BH4, and PEG-PAL for PKU. Through the agreement, as amended in 2007, Merck Serono acquired exclusive rights to market these products in all territories outside the U.S., Canada and Japan, and we retained exclusive rights to market these products in the U.S. and to market Kuvan in Canada. Merck Serono markets Kuvan in the EU and several other countries outside the U.S., Canada and Japan. Under the agreement with Merck Serono, we are entitled to receive royalties, on a country-by-country basis, until the later of the expiration of patent right licensed to Merck or ten years after the first commercial sale of the licensed product in such country. Over the next several years, we expect a royalty of approximately four percent on net sales of Kuvan by Merck Serono. We also sell Kuvan to Merck Serono at near cost, and Merck Serono resells the product to end-users outside the U.S., Canada and Japan. The royalty earned from Kuvan product sold by Merck Serono in the EU is included as a component of net product revenues in the period earned. In 2011, we earned $1.6 million in net royalties on net sales of $40.4 million of Kuvan by Merck Serono, compared to 2010 when we earned $0.9 million in net royalties on net sales of $23.7 million. In 2009, we earned $0.3 million in net royalties on net sales of $6.9 million. We recorded collaborative agreement revenue associated with shared Kuvan development costs in the amounts of $0.5 million in 2011, $0.7 million in 2010 and $2.4 million in 2009.

*Aldurazyme*

Aldurazyme has been approved for marketing in the U.S., EU and other countries for patients with mucopolysaccharidosis I, or MPS I. MPS I is a progressive and debilitating life-threatening genetic disease, for which no other drug treatment currently exists, that is caused by the deficiency of alpha-L-iduronidase, a lysosomal enzyme normally required for the breakdown of GAGs. Patients with MPS I typically become progressively worse and experience multiple severe and debilitating symptoms resulting from the build-up of carbohydrate residues in all tissues in the body. These symptoms include: inhibited growth, delayed and regressed mental development (in the severe form of the disease), enlarged liver and spleen, joint deformities and reduced range of motion, impaired cardiovascular function, upper airway obstruction, reduced pulmonary function, frequent ear and lung infections, impaired hearing and vision, sleep apnea, malaise and reduced endurance.

We developed Aldurazyme through a collaboration with Genzyme. Under our collaboration agreement, we are responsible for manufacturing Aldurazyme and supplying it to Genzyme. Genzyme records sales of Aldurazyme and is required to pay us, on a quarterly basis, a 39.5% to 50% royalty on worldwide net product sales. We recognize a portion of this royalty as product transfer revenue when product is released to Genzyme and all of our obligations have been fulfilled. Genzyme's return rights for Aldurazyme are limited to defective product. The product transfer revenue represents the fixed amount per unit of Aldurazyme that Genzyme is required to pay us if the product is unsold by Genzyme. The amount of product transfer revenue will eventually be deducted from the calculated royalty when the product is sold by Genzyme. Additionally, Genzyme and we are members of a 50/50 limited liability company that: (1) holds the intellectual property relating to Aldurazyme and other collaboration products and license all such intellectual property on a royalty-free basis to us and Genzyme to allow us to exercise our rights and perform our obligations under the agreements related to the restructuring, and (2) engages in research and development activities that are mutually selected and funded by Genzyme and us.

Our Aldurazyme net product revenues totaled $82.8 million for 2011 as compared to $71.2 million for 2010 and $70.2 million for 2009. The net product revenues for 2011, 2010 and 2009 include $74.2 million, $68.0 million and $61.8 million, respectively, of royalty revenue on net Aldurazyme sales by Genzyme. Royalty revenue from Genzyme is based on 39.5% to 44.0% of net Aldurazyme sales by Genzyme, which totaled $185.2 million for 2011, $166.8 million for 2010 and $155.1 million for 2009. Incremental Aldurazyme net product transfer revenue of $8.6 million, $3.2 million and $8.4 million for 2011, 2010 and 2009, respectively, reflect incremental shipments of Aldurazyme to Genzyme to meet future product demand. In the future, to the extent that Genzyme Aldurazyme inventory quantities on hand remain consistent, we expect that our total Aldurazyme revenues will approximate the 39.5% to 50% royalties on net product sales by Genzyme.

*Firdapse*

In conjunction with our acquisition of Huxley Pharmaceuticals, Inc. (Huxley) we acquired the rights to Firdapse in October 2009, a proprietary form of 3,4-diaminopyridine (amifampridine phosphate), or 3,4-DAP for the treatment of LEMS. Firdapse was originally developed by AGEPS, the pharmaceutical unit of the Paris Public Hospital Authority, or AP-HP, and sublicensed to Huxley from EUSA Pharma in April 2009. Firdapse was granted marketing approval in the EU in December 2009. In addition, Firdapse has been granted orphan drug status in the EU, which confers ten years of market exclusivity in the EU. We launched Firdapse on a country-by-country basis in Europe beginning in April 2010. Firdapse net product revenues in 2011 were $13.1 million, compared to $6.4 million in 2010. We also continue to develop Firdapse for the possible treatment of LEMS in the U.S. and initiated a Phase 3 clinical trial in the second quarter of 2011. This Phase 3 study is a double-blind, placebo-controlled randomized discontinuation study followed by an open-label extension period in approximately 30 patents across 25 sites worldwide. The primary objective of the study is to evaluate the efficacy and safety, including the long-term safety, of Firdapse. The primary efficacy variable is the Quantitative Myasthenia Gravis score and the secondary efficacy variable is the timed 25-foot walk test. We are also exploring other options with the Firdapse program, including the potential outlicense of certain rights in the U.S. or elsewhere.

LEMS is a rare autoimmune disease with the primary symptoms of muscle weakness. Muscle weakness in LEMS is caused by autoantibodies to voltage gated calcium channels leading to a reduction in the amount of acetylcholine released from nerve terminals. The prevalence of LEMS is estimated at four to ten per million, or approximately 2,000 to 5,000 patients in the EU and 1,200 to 3,100 patients in the U.S. Approximately 50% of LEMS patients diagnosed have small cell lung cancer. Patients with LEMS typically present with fatigue, muscle pain and stiffness. The weakness is generally more marked in the proximal muscles particularly of the legs and trunk. Other problems include reduced reflexes, drooping of the eyelids, facial weakness and problems with swallowing. Patients often report a dry mouth, impotence, constipation and feelings of light headedness on standing. On occasion these problems can be life threatening when the weakness involves respiratory muscles. A diagnosis of LEMS is generally made on the basis of clinical symptoms, electromyography testing and the presence of auto antibodies against voltage gated calcium channels. Currently approved treatments of LEMS can consist of strategies directed at the underlying malignancy, if one is present. Therapy of small cell lung cancer is limited and outcomes are generally poor. Immunosuppressive agents have been tried but success is limited by toxicity and difficulty administering the regimens. A mainstay of therapy has been 3,4-DAP, but its use in practice has been limited by the drug's availability.

**Products in Clinical Development**

We are developing GALNS, an enzyme replacement therapy for the treatment of MPS IV A, a lysosomal storage disorder. In November 2008, we announced the initiation of a clinical assessment program for patients with MPS IV A. We initiated a Phase 1/2 clinical trial of GALNS in the first half of 2009. The objectives of the Phase 1/2 study were to evaluate safety, pharmacokinetics, and pharmacodynamics and to identify the optimal dose of GALNS for future studies. The results reported in April 2010, showed clinically meaningful improvements in two measures of endurance (6-minute walk distance and 3-minute stair climb) were achieved at both 24 weeks and 36 weeks as compared to baseline. Clinically meaningful improvements in two measures of pulmonary function (forced vital capacity and maximum voluntary ventilation) were achieved at 36 weeks as compared to baseline and keratin sulfate levels decreased shortly after the initiation of treatment and fell further as the study progressed. In February 2011, we announced the initiation of a pivotal Phase 3 clinical trial for GALNS for the treatment of MPS IV A. This Phase 3 trial is a randomized, double-blind, placebo-controlled study designed to evaluate the efficacy and safety of GALNS in patients with MPS IV A. The trial will be conducted at approximately 40 centers worldwide including Brazil, Japan, Taiwan, most Western European countries, Canada and the U.S. We expect to enroll approximately 160 patients in this trial. This trial will explore doses of two milligrams per kilogram per week and two milligrams per kilogram every other week for a treatment period of 24 weeks. We expect to receive top-line results from the study in the second half of 2012.

In addition, in November 2011, we announced the initiation of a Phase 2 study for GALNS in patients with MPS IVA who are under five years of age. The primary objective of the Phase 2, open-label, multinational clinical study is to evaluate the safety and tolerability of infusions of GALNS at a dose of 2.0 milligrams per kilogram per week over a 52-week period in 10 to 15 patients with MPS IVA who are under five years of age. The secondary objectives are to evaluate urinary keratin sulfate levels and growth velocity.

PEG-PAL is an investigational enzyme substitution therapy that we are developing as a subcutaneous injection and is intended for those patients with PKU who do not respond to Kuvan. In preclinical models, PEG-PAL produced a rapid, dose-dependent reduction in blood phenylalanine, or Phe levels, the same endpoint that was used in the Kuvan studies. In June 2009, we announced results from a Phase 1 open-label, single-dose, dose-escalation clinical trial of PEG-PAL for PKU. Significant reductions in blood Phe levels were observed in all patients in the fifth dosing cohort of the Phase 1 trial. In addition, there are no serious immune reactions observed and mild to moderate injection-site reactions were in line with our expectations. In September 2009, we initiated a Phase 2, open-label dose finding clinical trial of PEG-PAL. The primary objective of this clinical trial is to optimize the dose and schedule that produces the most favorable safety profile and Phe reduction. The secondary objectives of the clinical trial are to evaluate the safety and tolerability of multiple dose levels of PEG-PAL, to evaluate the immune response to PEG-PAL, and to evaluate steady-state phamacokinetics in all patients and accumulation of PEG-PAL in a subset of patients enrolled in this clinical trial. Preliminary results from this clinical trial were presented in August 2010 and showed that of the seven patients who received at least one milligram per kilogram per week of PEG-PAL for at least four weeks, six patients have achieved Phe levels below 600 micromoles per liter. Mild to moderate self limiting injection site reactions are the most commonly reported toxicity. In April 2011 we initiated an extension of the Phase 2 study to find the quickest and safest induction dosing regimen to an efficacious maintenance dose. This study is ongoing. We expect to initiate a Phase 3 clinical trial of PEG-PAL in 2013.

BMN-673 is a PARP inhibitor, a class of molecules that has shown clinical activity against cancers involving defects in DNA repair that we are investigating for the treatment of certain cancers. In January 2011, we announced the initiation of a Phase 1/2 clinical trial for BMN-673 for the treatment of patients with solid tumors. The clinical trial is an open-label study of once daily, orally administered BMN-673 in approximately 70 patients ages 18 and older with advanced or recurrent solid tumors. The primary objective of the study is to establish the maximum tolerated dose of daily oral BMN-673. The secondary objective of the study is to establish the safety, pharmacokinetic profile and recommended Phase 2 dose. In July 2011, we initiated a Phase 1/2 clinical trial for BMN-673 for the treatment of patients with advanced hematological malignancies. This clinical trial is a two-arm, open-label dose escalation study to determine the maximum tolerated dose and to assess the safety, pharmacokinetics, pharmacodynamics and preliminary efficacy of once daily, orally administered BMN-673 in patients with acute myeloid leukemia, myelodsplastic syndrome, chronic lymphocytic leukemia or mantle cell lymphoma. This study will enroll approximately 80 patients.

BMN-701 is a novel fusion of insulin-like growth factor 2 and alpha glucosidase (IGF2-GAA) in development for Pompe disease. We acquired the BMN-701 program in August 2010 in connection with the acquisition of ZyStor Therapeutics, Inc. (ZyStor) In January 2011, we announced the initiation of a Phase 1/2 clinical trial for BMN-701. This clinical trial is an open-label study to evaluate the safety, tolerability, pharmacokinetics, pharmacodynamic and clinical activity of BMN-701 administered as an intravenous infusion every two weeks at doses of 20 milligrams per kilogram. We expect to enroll approximately 30 patients between the ages of 13 and 65 years old with late-onset Pompe disease for a treatment period of 24 weeks. The primary objectives of this study are to evaluate the safety and tolerability of BMN-701 as well as determine the antibody response to BMN-701. The secondary objectives of the study are to determine the single and multi-dose pharmacokinetics of BMN-701 and determine mobility and functional exercise capacity in patients receiving BMN-701. Pompe disease is a lysosomal storage disorder caused by a deficiency in GAA, which prevents cells from adequately degrading glycogen. This results in the storage of glycogen in lysosomes, particularly those in muscle cells, thereby damaging those cells and causing progressive muscle weakness which in turn can result in death due to pulmonary or cardiac insufficiency. We expect to receive top-line results from this study in the second half of 2012.

BMN-111 is a peptide therapeutic in development for the treatment of achondroplasia. In January 2012, we announced the initiation of a Phase 1 clinical trial for BMN-111. The primary objective of the Phase 1 clinical trial is to assess the safety and tolerability of single and multiple doses of BMN-111 in normal healthy adult volunteers up to the maximum tolerated dose. We expect to start the Phase 2 study in pediatric patients in the fourth quarter of 2012 or the first quarter of 2013.

**Manufacturing**

We manufacture Naglazyme, Aldurazyme, GALNS, PEG-PAL and BMN-111 in our approved Good Manufacturing Practices (GMP), production facilities located in Novato, California. Vialing and packaging are performed by contract manufacturers. We believe that we have ample operating capacity to support the commercial demand of both Naglazyme and Aldurazyme through at least the next five years as well as the clinical requirements and initial launch of GALNS and PEG-PAL, if approved.

In August 2011, we acquired a bulk biologics manufacturing plant located in Shanbally, County of Cork, Ireland. This 133,000-square-foot facility which was completed and validated in 2009 was approved by the Irish Medicines Board in 2010. We are not currently manufacturing any products in this facility and will need to requalify and validate certain systems in the facility before we can begin to manufacture any products. The addition of the Shanbally facility will increase our operating capacity to support the commercial demand of GALNS and PEG-PAL, if approved.

Our Novato, California facilities have been licensed by the Food and Drug Administration (FDA), the European Commission (EC) and health agencies in other countries for the commercial production of Aldurazyme and Naglazyme. All of our facilities and those of any third-party manufacturers will be subject to periodic inspections confirming compliance with applicable law and must be GMP certified before we can manufacture our drugs for commercial sales.

Kuvan is manufactured on a contract basis by a third party. There are two approved manufacturers of the active pharmaceutical ingredient, or API, for Kuvan. Firdapse, BMN-701 and BMN-673 are each manufactured on a contract basis by a third party. There is one approved manufacturer of the API for Firdapse.

In general, we expect to continue to contract with outside service providers for certain manufacturing services, including final product vialing and packaging operations for our recombinant enzymes and API production and tableting for Kuvan and Firdapse. Third-party manufacturers' facilities are subject to periodic inspections to confirm compliance with applicable law and must be GMP certified. We believe that our current agreements with third-party manufacturers and suppliers provide for ample operating capacity to support the anticipated commercial demand for Kuvan and Firdapse. In certain instances, there is only one approved contract manufacturer for certain aspects of the manufacturing process. In such cases, we attempt to prevent disruption of supplies through supply agreements, maintaining safety stock and other appropriate strategies. Although we have never experienced a disruption in supply from our contract manufacturers, we cannot provide assurance that we will not experience a disruption in the future.

### Raw Materials

Raw materials and supplies required for the production of our products and product candidates are available, in some instances from one supplier, and in other instances, from multiple suppliers. In those cases where raw materials are only available through one supplier, such supplier may be either a sole source (the only recognized supply source available to us) or a single source (the only approved supply source for us among other sources). We have adopted policies to attempt, to the extent feasible, to minimize our raw material supply risks, including maintenance of greater levels of raw materials inventory and implementation of multiple raw materials sourcing strategies, especially for critical raw materials. Although to date we have not experienced any significant delays in obtaining any raw materials from our suppliers, we cannot provide assurance that we will not face shortages from one or more of them in the future.

### Sales and Marketing

We have established a commercial organization to support our product lines directly in the U.S., Europe, South America and many of our other significant markets. For other selected markets, we have signed agreements with other companies to act as distributors of Naglazyme. Most of these agreements generally grant the distributor the right to market the product in the territory and the obligation to secure all necessary regulatory approvals for commercial or named patient sales. Additional markets are being assessed at this time and additional agreements may be signed in the future. We maintain a relatively small sales force in the U.S. that markets Naglazyme and Kuvan and in the EU that markets Naglazyme and Firdapse. We believe that the size of our sales force is appropriate to effectively reach our target audience in markets where Naglazyme, Kuvan and Firdapse are directly marketed. We utilize third-party logistics companies to store and distribute Naglazyme, Kuvan and Firdapse.

Genzyme has the exclusive right to distribute, market and sell Aldurazyme globally and is required to purchase its requirements exclusively from us.

### Customers

Our Naglazyme, Kuvan and Firdapse customers include a limited number of specialty pharmacies and end-users, such as hospitals and foreign government agencies, which act as retailers. We also sell Naglazyme to our authorized European distributors and to certain larger pharmaceutical wholesalers, which act as intermediaries between us and end-users and generally do not stock significant quantities of Naglazyme. During

2011, 44% of our net Naglazyme, Kuvan and Firdapse product revenues were generated by three customers. Genzyme is our sole customer for Aldurazyme and is responsible for marketing and selling Aldurazyme to third-parties.

Despite the significant concentration of customers, the demand for Naglazyme, Kuvan and Firdapse is driven primarily by patient therapy requirements and we are not dependent upon any individual distributor with respect to Naglazyme, Kuvan or Firdapse sales. Due to the pricing of Naglazyme, Kuvan and Firdapse and the limited number of patients, the specialty pharmacies and wholesalers generally carry a very limited inventory, resulting in sales of Naglazyme, Kuvan and Firdapse being closely tied to end-user demand. However, in certain countries particularly in Latin America, governments place large periodic orders for Naglazyme. The timing of these orders can create significant quarter to quarter variation in our revenue.

## Competition

The biopharmaceutical industry is rapidly evolving and highly competitive. The following is a summary analysis of known competitive threats for each of our major product programs:

### *Naglazyme, Aldurazyme and GALNS for MPS IV A*

We know of no active competitive program for enzyme replacement therapy for MPS VI, MPS I or MPS IV A that has entered clinical trials.

Bone marrow transplantation has been used to treat severely affected patients, generally under the age of two, with some success. Bone marrow transplantation is associated with high morbidity and mortality rates as well as with problems inherent in the procedure itself, including graft versus host disease, graft rejection and donor availability, which limits its utility and application. There are other developing technologies that are potential competitive threats to enzyme replacement therapies. However, we know of no such technology that has entered clinical trials related to MPS VI, MPS I or MPS IV A.

### *Kuvan and PEG-PAL*

There are currently no other approved drugs for the treatment of PKU. PKU is commonly treated with a medical food diet that is highly-restrictive and unpalatable. We perceive medical foods as a complement to Kuvan and PEG-PAL and not a significant competitive threat. Dietary supplements of large neutral amino acids (LNAA), have also been used in the treatment of PKU. This treatment may be a competitive threat to Kuvan and PEG-PAL. However, because LNAA is a dietary supplement, the FDA has not evaluated any claims of efficacy of LNAA.

### *Firdapse and LEMS*

There are no other approved drugs for the treatment of LEMS. Current options rely on intravenous immunoglobulin, plasmapherisis and/or immuno suppressant drugs. In some countries, 3,4 DAP is available, as a base, through various compounding pharmacies, as a special or magistral formulation, or through investigator sponsored studies. Firdapse is the only approved version of 3,4 DAP. One other aminopyridine, 4AP, has been approved in the U.S. by another pharmaceutical company. However, this is for the treatment of fatigue associated with Multiple Sclerosis. The role of 4AP in LEMS is unproven and uncertain. In January 2012, a pharmaceutical company initiated a Phase 3 clinical trial in the U.S. for its version of 3, 4 DAP for the treatment of LEMS.

### *BMN-673*

There are several other PARP inhibitors ahead of BMN-673 in clinical development for the treatment of various solid and hematologic malignancies. None of these PARP inhibitors, however, has yet been approved by the FDA or any other regulatory agency.

### *BMN-701*

There are two approved enzyme replacement therapies for Pompe disease in the U.S. and at least two more in preclinical studies. Gene therapy is also being tested in clinical trials and a pharmaceutical company initiated a Phase 2 clinical trial to test its small molecule chaperone as a combination therapy with enzyme replacement therapy.

### *BMN-111*

There are currently no approved drugs for the treatment of achondroplasia. There are other peptides in early development for achondroplasia, although BMN-111 is the only peptide therapeutic that has entered clinical trials for achondroplasia.

## Patents and Proprietary Rights

Our success depends on an intellectual property portfolio that supports our future revenue streams and also erects barriers to our competitors. We are maintaining and building our patent portfolio through: filing new patent applications; prosecuting existing applications; licensing and acquiring new patents and patent applications; and enforcing our issued patents. Furthermore, we seek to protect our ownership of know-how, trade secrets and trademarks through an active program of legal mechanisms including registrations, assignments, confidentiality agreements, material transfer agreements, research collaborations and licenses.

The number of our issued patents now stands at approximately 203, including approximately 55 patents issued by the U.S. Patent and Trademark Office (USPTO). Furthermore, our portfolio of pending patent applications totals approximately 411 applications, including approximately 74 pending U.S. applications.

With respect to Naglazyme, we have 15 issued patents, including three U.S. patents. Claims cover our ultrapure *N* -acetylgalactosamine-4-sulfatase compositions of Naglazyme, methods of treating deficiencies of *N* -acetylgalactosamine-4-sulfatase, including MPS VI, methods of producing and purifying such ultrapure *N* -acetylgalactosamine-4-sulfatase compositions, and methods of detecting lysosomal enzyme-specific antibodies. These patents will expire between 2022 and 2028.

With respect to Kuvan and BH4, we own or have licensed a number of patents and pending patent applications that relate generally to formulations and forms of our drug substance, methods of use for various indications under development and dosing regimens. We have rights to 36 issued patents including 10 issued U.S. patents with claims to a stable tablet formulation of BH4, methods of treating PKU using a once daily dosing regimen and administration of Kuvan with food, crystalline forms of BH4, and methods of producing BH4. These patents will expire between 2022 to 2029.

We have rights to 32 issued patents, including six U.S. patents, related to Aldurazyme. These patents cover our ultra-pure alpha-L-iduronidase composition of Aldurazyme, methods of treating deficiencies of alpha-L-iduronidase by administering pharmaceutical compositions comprising such ultra-pure alpha-L-iduronidase, a method of purifying such ultra-pure alpha-L-iduronidase and the use of compositions of ultra-pure biologically active fragments of alpha-L-iduronidase. These patents will expire in 2019 and 2020. Three U.S. patents on alpha-L-iduronidase are owned by an affiliate of Women's and Children's Hospital Adelaide. We have examined such issued U.S. patents, the related U.S. and foreign applications and their file histories, the prior art and other information. Corresponding foreign applications were filed in Canada, Europe and Japan. The European application was rejected and abandoned and cannot be re-filed. After a failure to timely file a court challenge to the Japanese Board of Appeals' decision upholding the final rejection of all claims in the corresponding Japanese application, the Japanese application has also lapsed and cannot be re-filed. Claims in the related Canadian application have recently issued. We believe that such patents may not survive a challenge to patent validity. However, the processes of patent law are uncertain and any patent proceeding is subject to multiple unanticipated outcomes. We believe that it is in the best interest of our joint venture with Genzyme to market Aldurazyme with commercial diligence, in order to provide MPS I patients with the benefits of Aldurazyme. We believe that these patents and patent applications do not affect our ability to market Aldurazyme in Europe.

We only have limited patent protection in the EU for Firdapse for the treatment of LEMS and we have no issued patients in the U.S. for Firdapse for the treatment of LEMS.

With respect to GALNS, we own or have licensed a number of patents and pending patent applications that relate generally to compositions of matter, methods of use and methods of production. We have rights to seven issued patents including four issued U.S. patents with claims to compositions of purified recombinant N-acetylgalactosamine-6-sulfate sulfatase (GALNS) and sulfatase-modifying factor I (SUMF1) polypeptides and nucleic acids used in the manufacture of GALNS. These issued U.S. patents are set to expire between 2019 (SUMF1 compositions) and 2029 (GALNS compositions). Recently allowed U.S. claims, which have not been officially issued, cover purified recombinant GALNS compositions and methods of treating Morquio Syndrome and are set to expire in 2029. Claims in an issued European patent cover methods of production and are set to expire in 2024.

**Government Regulation**

We operate in a highly regulated industry, which is subject to significant federal, state, local and foreign regulation. Our present and future business has been, and will continue to be, subject to a variety of laws including, the Federal Food, Drug and Cosmetic Act, or FDC Act, the Public Health Service Act, the Medicaid rebate program, the Veterans Health Care Act of 1992, and the Occupational Safety and Health Act, among others.

The FDC Act and other federal and state statutes and regulations govern, among other things, the testing, research, development, manufacture, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion, import and export of our products. As a result of these laws and regulations, product development and product approval processes are very expensive and time consuming.

***FDA Approval Process***

Pharmaceutical product development in the U.S. typically involves preclinical laboratory and animal tests, the submission to the FDA of an investigational new drug application, or IND, which must become effective before clinical testing may commence, and adequate and well-controlled human clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought. Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease.

Preclinical tests include laboratory evaluation, as well as animal trials, to assess the characteristics and potential pharmacology and toxicity of the product. The conduct of the preclinical tests must comply with federal regulations and requirements, including good laboratory practices. The results of preclinical testing are submitted to the FDA as part of an IND along with other information, including information about product chemistry, manufacturing and controls and a proposed clinical trial protocol. Long term preclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted.

A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If the FDA has not objected to the IND within this 30-day period, the clinical trial proposed in the IND may begin.

Clinical trials involve the administration of the investigational new drug to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted in compliance with federal regulations, good clinical practices, or GCP, as well as under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol involving testing on U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND.

The FDA may order the temporary or permanent discontinuation of a clinical trial at any time or impose other sanctions if it believes that the clinical trial is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. The study protocol and informed consent information for patients in clinical trials must also be submitted to an institutional review board, or IRB, for approval. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB's requirements, or may impose other conditions.

Clinical trials to support new drug applications, or NDAs, or biological product licenses, or BLAs, for marketing approval are typically conducted in three sequential phases, but the phases may overlap. In Phase 1, the initial introduction of the drug into healthy human subjects or patients, the drug is tested to assess metabolism, pharmacokinetics, pharmacological actions, side effects associated with increasing doses and, if possible, early evidence on effectiveness. Phase 2 usually involves trials in a limited patient population, to determine the effectiveness of the drug for a particular indication or indications, dosage tolerance and optimum dosage, and to identify common adverse effects and safety risks. If a compound demonstrates evidence of effectiveness and an acceptable safety profile in Phase 2 evaluations, Phase 3 trials are undertaken to obtain the additional information about clinical efficacy and safety in a larger number of patients, typically at geographically dispersed clinical trial sites. After completion of the required clinical testing, an NDA or BLA is prepared and submitted to the FDA. FDA approval of the NDA or BLA is required before marketing of the product may begin in the U.S. The NDA or BLA must include the results of all preclinical, clinical and other testing, a compilation of data relating to the product's pharmacology, chemistry, manufacture and controls, proposed labeling and a payment of a user fee, among other things.

The FDA has 60 days from its receipt of an NDA or BLA to determine whether the application will be accepted for filing based on the agency's threshold determination that it is sufficiently complete to permit substantive review. The FDA may request additional information rather than accepting an NDA or BLA for filing. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of NDAs or BLAs. Most such applications for non-priority drug products are reviewed within ten months. The goal for initial review of most applications for priority review of drugs, that is, drugs that the FDA determines represent a significant improvement over existing therapy, is six months. We expect the FDA to amend each of these goals to extend them by two months for applications received after September 2012. The review process may be extended by the FDA for three additional months to consider new information submitted during the review or clarification regarding information already provided in the submission. The FDA may also refer applications for novel products or products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA or BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the drug is manufactured. The FDA will not approve the product unless compliance with current good manufacturing practices, or cGMPs, is satisfactory and the NDA or BLA contains data that provide substantial evidence that the drug is safe and effective in the indication studied.

After the FDA evaluates the NDA or BLA, including the manufacturing procedures and facilities, it issues an approval letter, or a complete response letter. A complete response letter outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed, the FDA will re-initiate review. If it is satisfied that the deficiencies have been addressed, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. It is not unusual, however, for the FDA to issue a complete response letter because it believes that the drug is not safe enough or effective enough or because it does not believe that the data submitted are reliable or conclusive.

An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of NDA or BLA approval, the FDA may require substantial post-approval testing and surveillance to monitor the drug's safety or efficacy and may impose other conditions, including labeling restrictions which can materially affect the potential market and profitability of the drug. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

***The Hatch-Waxman Act***

Upon approval of a drug through an NDA, applicants are required to submit to the FDA each patent that covers the applicant's product or FDA approved method of using this product. Those patents are then published in the FDA's Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Drugs listed in the Orange Book can, in turn, be cited by potential competitors in support of approval of an abbreviated new drug application, or ANDA. Generally, an ANDA provides for marketing of a drug product that has the same active ingredients in the same strength(s), route of administration, and dosage form as the listed drug and has been shown through bioequivalence testing to be therapeutically equivalent to the listed drug. ANDA applicants are not required to conduct or submit results of pre-clinical or clinical tests to prove the safety or effectiveness of their drug product, other than the requirement for bioequivalence testing. Drugs approved in this way are commonly referred to as "generic equivalents" to the listed drug, and can often be substituted by pharmacists under prescriptions written for the original listed drug.

The ANDA applicant is required to certify to the FDA concerning any patents listed for the approved product in the FDA's Orange Book. Specifically, the applicant must certify that: (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid or will not be infringed by the new product. A certification that the new product will not infringe the already approved product's listed patents or that such patents are invalid is called a Paragraph IV certification. If the applicant does not challenge the listed patents, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired. Alternatively, for a patent covering an approved method of use, an ANDA applicant may submit a statement to the FDA that the company is not seeking approval for the covered use.

If the ANDA applicant has submitted a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months, expiration of the patent, settlement of the lawsuit or a decision in the infringement case that is favorable to the ANDA applicant.

The ANDA application also will not be approved until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the referenced product has expired. Federal law provides a period of five years following approval of a drug containing no previously approved active moiety, during which ANDAs for generic versions of those drugs cannot be submitted unless the submission contains a Paragraph IV challenge to a listed patent, in which case the submission may be made four years following the original product approval. Federal law provides for a period of three years of exclusivity following approval of a listed drug that contains previously approved active ingredients but is approved in a new dosage form, route of administration or combination, or for a new condition of use, the approval of which was required to be supported by new clinical trials conducted by or for the sponsor, during which the FDA cannot grant effective approval of an ANDA based on that listed drug. Both of the five-year and three-year exclusivity periods, as well as any unexpired patents listed in the Orange Book for the listed drug, can be extended by six months if the FDA grants the NDA sponsor a period of pediatric exclusivity based on studies submitted by the sponsor in response to a written request.

***Section 505(b)(2) New Drug Applications***

Most drug products (other than biological products) obtain FDA marketing approval pursuant to an NDA or an ANDA. A third alternative is a special type of NDA, commonly referred to as a Section 505(b)(2) NDA, which enables the applicant to rely, in part, on the FDA's finding of safety and efficacy data for an existing product, or published literature, in support of its application.

Section 505(b)(2) NDAs often provide an alternate path to FDA approval for new or improved formulations or new uses of previously approved products. Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. The applicant may rely upon certain preclinical or clinical studies conducted for an approved product. The FDA may also require companies to perform additional studies or measurements to support the change from the approved product. The FDA may then approve the new product candidate for all or some of the labeled indications for which the referenced product has been approved, as well as for any new indication for which the Section 505(b)(2) NDA applicant has submitted data.

To the extent that the Section 505(b)(2) applicant is relying on prior FDA findings of safety and efficacy, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would. Thus, approval of a Section 505(b)(2) NDA can be delayed until all the listed patents claiming the referenced product have expired, until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the referenced product has expired, and, in the case of a Paragraph IV certification and subsequent patent infringement suit, until the earlier of 30 months, settlement of the lawsuit or a decision in the infringement case that is favorable to the Section 505(b)(2) NDA applicant.

***Orphan Drug Designation***

Naglazyme, Aldurazyme, Kuvan and Firdapse have received orphan drug designations from the FDA. Orphan drug designation is granted by the FDA to drugs intended to treat a rare disease or condition, which for this program is defined as having a prevalence of less than 200,000 individuals in the U.S. Orphan drug designation must be requested before submitting a marketing application. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug exclusive marketing rights may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug.

Orphan drug designation does not shorten the regulatory review and approval process, nor does it provide any advantage in the regulatory review and approval process. However, if an orphan drug later receives approval for the indication for which it has designation, the relevant regulatory authority may not approve any other applications to market the same drug for the same indication, except in very limited circumstances, for seven years in the U.S. Although obtaining approval to market a product with orphan drug exclusivity may be advantageous, we cannot be certain:

- that we will be the first to obtain approval for any drug for which we obtain orphan drug designation;
- that orphan drug designation will result in any commercial advantage or reduce competition; or
- that the limited exceptions to this exclusivity will not be invoked by the relevant regulatory authority.

***Pediatric Information***

Under the Pediatric Research Equity Act of 2007 (PREA), NDAs or BLAs or supplements to NDAs or BLAs must contain data to assess the safety and effectiveness of the drug for the claimed indication(s) in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan drug designation has been granted. The Best Pharmaceuticals for Children Act (BPCA), provides sponsors of NDAs with an additional six-month period of market exclusivity for all unexpired patent or non-patent exclusivity on all forms of the drug containing the active moiety, if the sponsor submits results of pediatric studies specifically requested by the FDA under BPCA within required timeframes. The Biologics Price Competition and Innovation Act, or BPCIA, provides sponsors of BLAs an additional six-month extension for all unexpired non-patent market exclusivity on all forms of the biological containing the active moiety pursuant to the BPCA if the conditions under the BPCA are met.

***Accelerated Approval***

Under the FDA's accelerated approval regulations, the FDA may approve a drug for a serious or life-threatening illness that provides meaningful therapeutic benefit to patients over existing treatments based upon a surrogate endpoint that is reasonably likely to predict clinical benefit. In clinical trials, a surrogate endpoint is a measurement of laboratory or clinical signs of a disease or condition that substitutes for a direct measurement of how a patient feels, functions or survives. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. A drug candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, will allow the FDA to withdraw the drug from the market on an expedited basis. All promotional materials for drug candidates approved under accelerated regulations are subject to prior review by the FDA.

***Fast Track Designation***

The FDA is required to facilitate the development and expedite the review of drugs that are intended for the treatment of a serious or life-threatening condition for which there is no effective treatment and which demonstrate the potential to address unmet medical needs for the condition. Under the fast track program, the sponsor of a new drug candidate may request that the FDA designate the drug candidate for a specific indication as a fast track drug concurrent with or after the filing of the IND for the drug candidate. The FDA must determine if the drug candidate qualifies for fast track designation within 60 days of receipt of the sponsor's request.

In addition to other benefits such as the ability to use surrogate endpoints and have greater interactions with the FDA, the FDA may initiate review of sections of a fast track drug's NDA or BLA before the application is complete. This rolling review is available if the applicant provides and the FDA approves a schedule for the submission of the remaining information and the applicant pays applicable user fees. However, the FDA's time period goal for reviewing an application does not begin until the last section of the NDA or BLA is submitted. Additionally, the fast track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

***Priority Review***

Under the FDA policies, a drug candidate is eligible for priority review, or review within a six-month time frame from the time a complete NDA is submitted, if the drug candidate provides a significant improvement compared to marketed drugs in the treatment, diagnosis or prevention of a disease. A fast track designated drug candidate would ordinarily meet the FDA's criteria for priority review.

### *Post-Approval Regulatory Requirements*

Following FDA approval, a product is subject to certain post-approval requirements. For instance, the FDA closely regulates the post-approval marketing and promotion of approved products, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the Internet.

Approved products may be marketed only for the approved indications and in accordance with the provisions of the approved labeling. Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, may require a submission to and approval by FDA before the change can be implemented. An NDA or BLA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing NDA or BLA supplements as it does in reviewing NDAs and BLAs.

Adverse event reporting and submission of periodic reports is required following FDA approval of an NDA or BLA. The FDA also may require post-marketing testing, known as Phase 4 testing, risk evaluation and mitigation strategies, and surveillance to monitor the effects of an approved product or place conditions on an approval that could restrict the distribution or use of the product. In addition, quality control as well as the manufacture, packaging, and labeling procedures must continue to conform to cGMPs after approval. Drug and biological product manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA during which the agency inspects manufacturing facilities to access compliance with cGMPs. Accordingly, manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain compliance with cGMPs. Regulatory authorities may withdraw product approvals or request product recalls if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered.

### *Food and Drug Administration Amendments Act of 2007*

On September 27, 2007, the Food and Drug Administration Amendments Act (FDAAA), was enacted into law, amending both the FDC Act and the Public Health Service Act. The FDAAA makes a number of substantive and incremental changes to the review and approval processes in ways that could make it more difficult or costly to obtain approval for new pharmaceutical products, or to produce, market and distribute existing pharmaceutical products. Most significantly, the law changes the FDA's handling of post market drug product safety issues by giving the FDA authority to require post approval studies or clinical trials, to request that safety information be provided in labeling, or to require an NDA applicant to submit and execute a Risk Evaluation and Mitigation Strategy (REMS). A REMS can include medication guides, communication plans for healthcare professionals and elements to assure safe use (ETASU). ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of a drug.

### *Patient Protection and Affordable Care Act of 2010*

The Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010 (PPACA), is a sweeping measure intended to expand healthcare coverage within the U.S., primarily through the imposition of health insurance mandates on employers and individuals and expansion of the Medicaid program.

The PPACA created a regulatory pathway for the abbreviated approval for biological products that are demonstrated to be "biosimilar" or "interchangeable" with an FDA-approved biological product. In order to meet the standard of interchangeability, a sponsor must demonstrate that the biosimilar product can be expected to produce the same clinical result as the reference product, and for a product that is administered more than once, that the risk of switching between the reference product and biosimilar product is not greater than the risk of maintaining the patient on the reference product. Such biosimilars would reference biological products approved in the U.S. The law establishes a period of 12 years of data exclusivity for reference products, which protects the data in the original BLA by prohibiting sponsors of biosimilars from gaining FDA approval based in part on reference to data in the original BLA. Complexities associated with the larger, and often more complex, structures of biological products, as well as the process by which such products are manufactured, pose significant hurdles to implementation that are still being worked out by the FDA.

The PPACA also imposes a new fee on certain manufacturers and importers of branded prescription drugs (excluding orphan drugs) under certain conditions. The annual fee will be apportioned among the participating companies based on each company's sales of qualifying products to, and used by, certain U.S. government programs during the preceding year. Several provisions of the new law, which have varying effective dates, may affect us and will likely increase certain of our costs. For example, the Medicaid rebate rate was increased and the volume of rebated drugs has been expanded to include beneficiaries in Medicaid managed care organizations. Among other things, the PPACA also expands the 340B drug discount program (excluding orphan drugs), including the creation of new penalties for non-compliance; includes a 50% discount on brand name drugs for Medicare Part D participants in the coverage gap, or "donut hole," and imposes a new fee on certain manufacturers and importers of branded prescription drugs (excluding orphan drugs under certain conditions). The law also revised the definition of "average manufacturer price" for reporting purposes, which could increase the amount of the Medicaid drug rebates paid to states. Substantial new provisions affecting compliance also have been added, which may require us to modify our business practices with health care practitioners.

In addition, beginning in 2013, drug manufacturers will be required to report information on payments or transfers of value to physicians and teaching hospitals, as well as investment interests held by physicians and their immediate family members during the preceding calendar year. Failure to submit required information may result in civil monetary penalties. Although the statute requires reporting by March 31, 2013 of payments and other transfers of value made in calendar year 2012, the Centers for Medicare & Medicaid Services (CMS), has proposed not to require manufacturers to begin collecting required information until 90 days after publication of a final rule. This means that the initial report due on March 31, 2013 may only need to cover a portion of calendar year 2012. Further, the PPACA amends the intent requirement of the federal anti-kickback and criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of these statutes or specific intent to violate them. In addition, the government may assert that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the false claims laws.

***Other Regulatory Requirements***

In addition to FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict certain marketing practices in the pharmaceutical industry in recent years. These laws include anti-kickback statutes and false claims statutes. The federal healthcare program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other. Violations of the anti-kickback statute are punishable by imprisonment, criminal fines, civil monetary penalties and exclusion from participation in federal healthcare programs. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to have a false claim paid. Recently, several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly inflating drug prices they report to pricing services, which in turn are used by the government to set Medicare and Medicaid reimbursement rates, and for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a company's products from reimbursement under government programs, criminal fines and imprisonment. Several states now require pharmaceutical companies to report expenses relating to the marketing and promotion of pharmaceutical products and to report gifts and payments to individual physicians in these states. Other states prohibit providing various other marketing-related activities. Still other states require the posting of information relating to clinical studies and their outcomes. In addition, California, Connecticut, Nevada, and Massachusetts require pharmaceutical companies to implement compliance programs or marketing codes. Currently, several additional states are considering similar proposals. Compliance with these laws is difficult and time consuming, and companies that do not comply with these state laws face civil penalties.

#### *Regulation in the European Union*

Drugs are also subject to extensive regulation outside of the U.S. In the EU, for example, there is a centralized approval procedure that authorizes marketing of a product in all countries of the EU (which includes most major countries in Europe). If this procedure is not used, approval in one country of the EU can be used to obtain approval in another country of the EU under two simplified application processes, the mutual recognition procedure or the decentralized procedure, both of which rely on the principle of mutual recognition. After receiving regulatory approval through any of the European registration procedures, pricing and reimbursement approvals are also required in most countries.

A similar system for orphan drug designation exists in the EU. Naglazyme, Aldurazyme and Kuvan received orphan medicinal product designation by the European Committee for Orphan Medicinal Products. Orphan designation does not shorten the regulatory review and approval process for an orphan drug, nor does it give that drug any advantage in the regulatory review and approval process. However, if an orphan drug later receives approval for the indication for which it has designation, the relevant regulatory authority may not approve any other applications to market the same drug for the same indication, except in very limited circumstances, for ten years in the EU.

#### *Anti-Corruption Legislation*

The U.S. Foreign Corrupt Practices Act (FCPA), to which we are subject, prohibits corporations and individuals from engaging in certain activities to obtain or retain business or to influence a person working in an official capacity. It is illegal to pay, offer to pay or authorize the payment of anything of value to any foreign government official, government staff member, political party or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. Similar laws exist in other countries, such as the United Kingdom that restrict improper payments to public and private parties. Many countries have laws prohibiting these types of payments within the respective country. Historically, pharmaceutical companies have been the target of FCPA and other anti-corruption investigations and penalties.

### Employees

As of January 27, 2012, we had 1,002 full-time employees, 465 of whom are in operations, 253 of whom are in research and development, 167 of whom are in sales and marketing and 117 of whom are in administration.

We consider our employee relations to be good. Our employees are not covered by a collective bargaining agreement. We have not experienced employment related work stoppages.

## Research and Development

For information regarding research and development expenses incurred during 2011, 2010 and 2009, see Item 7, *"Management Discussion and Analysis of Financial Condition and Results of Operations—Research and Development Expense"*.

## Geographic Area Financial Information

Our chief operating decision maker (*i.e.*, our chief executive officer) reviews financial information on a consolidated basis, for the purposes of allocating resources and evaluating financial performance. There are no segment managers who are held accountable by the chief operating decision maker, or anyone else, for operations, operating results and planning for levels or components below the consolidated unit level. Accordingly, we consider ourselves to have a single reporting segment and operating unit structure.

Net product revenues by geography are based on patients' locations for Naglazyme, Kuvan and Firdapse, and are based on Genzyme's U.S. location for Aldurazyme. Although Genzyme sells Aldurazyme worldwide, the royalties we earned on Genzyme's net sales are included in the U.S. as our transactions are with Genzyme.

The following table outlines net product revenues by geographic area (in thousands):

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2011** | **2010** | **2009** |
| Net product revenues: | | | |
| United States | $224,630 | $196,979 | $168,373 |
| Europe | 100,348 | 90,321 | 76,475 |
| Latin America | 56,950 | 41,581 | 35,528 |
| Rest of the World | 55,719 | 40,820 | 35,345 |
| Total net product revenues | $437,647 | $369,701 | $315,721 |

Total revenue generated outside the U.S. was $217.1 million, $173.9 million and $150.7 million, in the years ended December 31, 2011, 2010 and 2009, respectively.

The following table outlines non-monetary long-lived assets by geographic area (in thousands):

| | Years Ended December 31, | |
|---|---|---|
| | **2011** | **2010** |
| Long-lived assets: | | |
| United States | $657,800 | $597,278 |
| International | 81,694 | 32,914 |
| Total long-lived assets | $739,494 | $630,192 |

The increase in long-lived assets is attributed to the purchase of the Naglazyme intellectual property and the manufacturing facility in Shanbally, County Cork, Ireland for $81.0 million and $49.7 million, respectively. See Notes 10 and 11 to our accompanying Consolidated Financial Statements for additional discussion.

## Other Information

We were incorporated in Delaware in October 1996 and began operations on March 21, 1997. Our principal executive offices are located at 105 Digital Drive, Novato, California 94949 and our telephone number is (415) 506-6700. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, proxy statements, current reports on Form 8-K and amendments to those reports and statements filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, are available free of charge at *www.bmrn.com* as soon as reasonably practicable after we electronically file such reports with the U.S. Securities and Exchange Commission, or SEC. Such reports, statements and other information may be obtained by visiting the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549 or by calling the SEC at 1-800-SEC-0330. Additionally, these reports are available at the SEC's website at *http://www.sec.gov*. Information contained in our website is not part of this or any other report that we file with or furnish to the SEC.

## Item 1A. Risk Factors

*An investment in our securities involves a high degree of risk. We operate in a dynamic and rapidly changing industry that involves numerous risks and uncertainties. The risks and uncertainties described below are not the only ones we face. Other risks and uncertainties, including those that we do not currently consider material, may impair our business. If any of the risks discussed below actually occur, our business, financial condition, operating results or cash flows could be materially adversely affected. This could cause the trading price of our securities to decline, and you may lose all or part of your investment.*

**If we fail to maintain regulatory approval to commercially market and sell our drugs, or if approval is delayed, we will be unable to generate revenue from the sale of these products, our potential for generating positive cash flow will be diminished, and the capital necessary to fund our operations will be increased.**

We must obtain and maintain regulatory approval to market and sell our drug products in the U.S. and in jurisdictions outside of the U.S. In the U.S., we must obtain FDA approval for each drug that we intend to commercialize. The FDA approval process is typically lengthy and expensive, and approval is never certain. Products distributed abroad are also subject to government regulation by international regulatory authorities. Naglazyme, Aldurazyme and Kuvan have received regulatory approval to be commercially marketed and sold in the U.S., EU and other countries. Firdapse has received regulatory approval to be commercially marketed only in the EU. If we fail to obtain regulatory approval for our product candidates, we will be unable to market and sell those drug products. Because of the risks and uncertainties in pharmaceutical development, our product candidates could take a significantly longer time to gain regulatory approval than we expect or may never gain approval.

From time to time during the regulatory approval process for our products and our product candidates, we engage in discussions with the FDA and comparable international regulatory authorities regarding the regulatory requirements for our development programs. To the extent appropriate, we accommodate the requests of the regulatory authorities and, to date, we have generally been able to reach reasonable accommodations and resolutions regarding the underlying issues. However, we are often unable to determine the outcome of such deliberations until they are final. If we are unable to effectively and efficiently resolve and comply with the inquiries and requests of the FDA and other non-U.S. regulatory authorities, the approval of our product candidates may be delayed and their value may be reduced.

After any of our products receive regulatory approval, they remain subject to ongoing regulation, which can impact, among other things product labeling, manufacturing practices, adverse event reporting, storage, distribution, advertising and promotion, and record keeping. If we do not comply with the applicable regulations, the range of possible sanctions includes issuance of adverse publicity, product recalls or seizures, fines, total or partial suspensions of production and/or distribution, suspension of marketing applications, and enforcement actions, including injunctions and civil or criminal prosecution. The FDA and comparable international regulatory agencies can withdraw a product's approval under some circumstances, such as the failure to comply with regulatory requirements or unexpected safety issues. Further, the FDA often requires post-marketing testing and surveillance to monitor the effects of approved products. The FDA and comparable international regulatory agencies may condition approval of our product candidates on the completion of such post-marketing clinical studies. These post-marketing studies may suggest that a product causes undesirable side effects or may present a risk to the patient. If data we collect from post-marketing studies suggest that one of our approved products may present a risk to safety, the government authorities could withdraw our product approval, suspend production or place other marketing restrictions on our products. If regulatory sanctions are applied or if regulatory approval is delayed or withdrawn, the value of our company and our operating results will be adversely affected. Additionally, we will be unable to generate revenue from the sale of these products, our potential for generating positive cash flow will be diminished and the capital necessary to fund our operations will be increased.

**If we fail to obtain or maintain orphan drug exclusivity for some of our products, our competitors may sell products to treat the same conditions and our revenues will be reduced.**

As part of our business strategy, we intend to develop some drugs that may be eligible for FDA and EU orphan drug designation. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is intended to treat a rare disease or condition, defined as a patient population of fewer than 200,000 in the U.S. The company that first obtains FDA approval for a designated orphan drug for a given rare disease receives marketing exclusivity for use of that drug for the stated condition for a period of seven years. Orphan drug exclusive marketing rights may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug. Similar regulations are available in the EU with a ten-year period of market exclusivity.

Because the extent and scope of patent protection for some of our drug products is limited, orphan drug designation is especially important for our products that are eligible for orphan drug designation. For eligible drugs, we plan to rely on the exclusivity period under the Orphan Drug Act to maintain a competitive position. If we do not obtain orphan drug exclusivity for our drug products that do not have broad patent protection, our competitors may then sell the same drug to treat the same condition and our revenues will be reduced.

Even though we have obtained orphan drug designation for certain of our products and product candidates and even if we obtain orphan drug designation for our future product candidates, due to the uncertainties associated with developing pharmaceutical products, we may not be the first to obtain marketing approval for any particular orphan indication. Further, even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs can be approved for the same condition. Even after an orphan drug is approved, the FDA can subsequently approve the same drug for the same condition if the FDA concludes that the later drug is safer, more effective or makes a major contribution to patient care. Orphan drug designation neither shortens the development time or regulatory review time of a drug, nor gives the drug any advantage in the regulatory review or approval process.

**We may face competition from biological products approved through an abbreviated regulatory pathway.**

Our Naglazyme and Aldurazyme products, as well as certain of our product candidates, are regulated by the FDA as biologics under the FDC Act, and the Public Health Service Act. Biologics require the submission of a Biologics License Application (BLA), and approval by the FDA prior to being marketed in the U.S. Historically, a biologic product approved under a BLA was not subject to the generic drug review and approval provisions of the FDC Act. However, the PPACA created a regulatory pathway for the abbreviated approval for biological products that are demonstrated to be "biosimilar" or "interchangeable" with an FDA-approved biological product. In order to meet the standard of interchangeability, a sponsor must demonstrate that the biosimilar product can be expected to produce the same clinical result as the reference product, and for a product that is administered more than once, that the risk of switching between the reference product and biosimilar product is not greater than the risk of maintaining the patient on the reference product. Such biosimilars would reference biological products approved in the U.S. The law establishes a period of 12 years of data exclusivity for reference products, which protects the data in the original BLA by prohibiting sponsors of biosimilars from gaining FDA approval based in part on reference to data in the original BLA. Our products approved under BLAs, as well as products in development that may be approved under BLAs, could be reference products for such abbreviated BLAs.

**To obtain regulatory approval to market our products, preclinical studies and costly and lengthy preclinical and clinical trials are required and the results of the studies and trials are highly uncertain.**

As part of the regulatory approval process, we must conduct, at our own expense, preclinical studies in the laboratory and clinical trials on humans for each product candidate. We expect the number of preclinical studies and clinical trials that the regulatory authorities will require will vary depending on the product candidate, the disease or condition the drug is being developed to address and regulations applicable to the particular drug. Generally, the number and size of clinical trials required for approval increases based on the expected patient population that may be treated with a drug. We may need to perform multiple preclinical studies using various doses and formulations before we can begin clinical trials, which could result in delays in our ability to market any of our product candidates. Furthermore, even if we obtain favorable results in preclinical studies, the results in humans may be significantly different. After we have conducted preclinical studies, we must demonstrate that our drug products are safe and efficacious for use in the targeted human patients in order to receive regulatory approval for commercial sale.

Adverse or inconclusive clinical results would stop us from filing for regulatory approval of our product candidates. Additional factors that can cause delay or termination of our clinical trials include:

- slow or insufficient patient enrollment;
- slow recruitment of, and completion of necessary institutional approvals at, clinical sites:
- longer treatment time required to demonstrate efficacy;
- lack of sufficient supplies of the product candidate;
- adverse medical events or side effects in treated patients;
- lack of effectiveness of the product candidate being tested; and
- regulatory requests for additional clinical trials.

Typically, if a drug product is intended to treat a chronic disease, as is the case with some of our product candidates, safety and efficacy data must be gathered over an extended period of time, which can range from six months to three years or more. We also rely on independent third party contract research organizations, or CROs, to perform most of our clinical studies and many important aspects of the services performed for us by the CROs are out of our direct control. If there is any dispute or disruption in our relationship with our CROs, our clinical trials may be delayed. Moreover, in our regulatory submissions, we rely on the quality and validity of the clinical work performed by third party CROs. If any of our CROs processes, methodologies or results were determined to be invalid or inadequate, our own clinical data and results and related regulatory approvals could adversely be impacted.

**If we continue to incur operating losses for a period longer than anticipated, we may be unable to continue our operations at planned levels and be forced to reduce our operations.**

Since we began operations in March 1997, we have been engaged in very substantial research and development and have operated at a net loss until 2008. Although we were profitable in 2008 and 2010, we operated at a net loss in 2009 and 2011. Based upon our current plan for investments in research and development for existing and new programs, we expect to operate at a net loss for 2012 and may operate at an annual net loss beyond 2012. Our future profitability depends on our marketing and selling of Naglazyme, Kuvan and Firdapse, the successful commercialization of Aldurazyme by Genzyme, the receipt of regulatory approval of our product candidates, our ability to successfully manufacture and market any approved drugs, either by ourselves or jointly with others, our spending on our development programs and the impact of any possible future business development transactions. The extent of our future losses and the timing of profitability are highly uncertain. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce our operations.

**If we fail to comply with manufacturing regulations, our financial results and financial condition will be adversely affected.**

Before we can begin commercial manufacture of our products, we, or our contract manufacturers, must obtain regulatory approval of our manufacturing facilities, processes and quality systems. In addition, our pharmaceutical manufacturing facilities are continuously subject to inspection by the FDA, the State of California and international regulatory authorities, before and after product approval. Our manufacturing facilities have been inspected and licensed by the State of California for pharmaceutical manufacture and have been approved by the FDA, the EC, and health agencies in other countries for the manufacture of Aldurazyme, and by the FDA and EC for the manufacture of Naglazyme. In addition, our third-party manufacturers' facilities involved with the manufacture of Naglazyme, Kuvan, Firdapse and Aldurazyme have also been inspected and approved by various regulatory authorities.

Due to the complexity of the processes used to manufacture our products and product candidates, we may be unable to continue to pass or initially pass federal or international regulatory inspections in a cost effective manner. For the same reason, any potential third-party manufacturer of Naglazyme, Kuvan, Aldurazyme and Firdapse or our product candidates may be unable to comply with GMP regulations in a cost effective manner and may be unable to initially or continue to pass a federal or international regulatory inspection.

If we, or third-party manufacturers with whom we contract, are unable to comply with manufacturing regulations, we may be subject to fines, unanticipated compliance expenses, recall or seizure of our products, total or partial suspension of production and/or enforcement actions, including injunctions, and criminal or civil prosecution. These possible sanctions would adversely affect our financial results and financial condition.

**If we fail to obtain the capital necessary to fund our operations, our financial results and financial condition will be adversely affected and we will have to delay or terminate some or all of our product development programs.**

We may require additional financing to fund our future operations, including the commercialization of our approved drugs and drug product candidates currently under development, preclinical studies and clinical trials, and potential licenses and acquisitions. We may be unable to raise additional financing, if needed, due to a variety of factors, including our financial condition, the status of our product programs, and the general condition of the financial markets. If we fail to raise additional financing if we need such funds, we may have to delay or terminate some or all of our product development programs and our financial condition and operating results will be adversely affected.

We expect to continue to spend substantial amounts of capital for our operations for the foreseeable future. The amount of capital we will need depends on many factors, including:

- our ability to successfully market and sell Naglazyme, Kuvan and Firdapse;
- Genzyme's ability to continue to successfully commercialize Aldurazyme;
- the progress and success of our preclinical studies and clinical trials (including studies and the manufacture of materials);
- the timing, number, size and scope of our preclinical studies and clinical trials;
- the time and cost necessary to obtain regulatory approvals and the costs of post-marketing studies which may be required by regulatory authorities;
- the time and cost necessary to develop commercial manufacturing processes, including quality systems, and to build or acquire manufacturing capabilities;
- the progress of research programs carried out by us;

- our possible achievement of milestones identified in our stock purchase agreements with the former stockholders of Huxley, LEAD Therapeutics, Inc. (LEAD) and ZyStor that trigger related milestone payments;
- any changes made to, or new developments in, our existing collaborative, licensing and other commercial relationships or any new collaborative, licensing and other commercial relationships that we may establish; and
- whether our convertible debt is converted to common stock in the future.

Moreover, our fixed expenses such as rent, license payments, interest expense and other contractual commitments are substantial and may increase in the future. These fixed expenses may increase because we may enter into:

- additional licenses and collaborative agreements;
- additional contracts for product manufacturing; and
- additional financing facilities.

We believe that our cash, cash equivalents and short-term investment securities at December 31, 2011 will be sufficient to meet our operating and capital requirements for the foreseeable future based on our current long-term business plans. These estimates are based on assumptions and estimates, which may prove to be wrong. We may need to raise additional funds from equity or debt securities, loans or collaborative agreements if we are unable to satisfy our liquidity requirements. The sale of additional securities may result in additional dilution to our stockholders. Furthermore, additional financing may not be available in amounts or on terms satisfactory to us or at all. This could result in the delay, reduction or termination of our research, which could harm our business.

**If we are unable to successfully develop manufacturing processes for our drug products to produce sufficient quantities at acceptable costs, we may be unable to meet demand for our products and lose potential revenue, have reduced margins or be forced to terminate a program.**

Due to the complexity of manufacturing our products, we may not be able to manufacture drug products successfully with a commercially viable process or at a scale large enough to support their respective commercial markets or at acceptable margins.

Improvements in manufacturing processes typically are very difficult to achieve and are often very expensive and may require extended periods of time to develop. If we contract for manufacturing services with an unproven process, our contractor is subject to the same uncertainties, high standards and regulatory controls, and may therefore experience difficulty if further process development is necessary.

Even a developed manufacturing process can encounter difficulties. Problems may arise during manufacturing for a variety of reasons, including human error, mechanical breakdowns, problems with raw materials, malfunctions of internal information technology systems, and other events that cannot always be prevented or anticipated. Many of the processes include biological systems, which add significant complexity, as compared to chemical synthesis. We expect that, from time to time, consistent with biotechnology industry expectations, certain production lots will fail to produce product that meets our quality control release acceptance criteria. To date, our historical failure rates for all of our product programs, including Naglazyme and Aldurazyme, have been within our expectations, which are based on industry norms. If the failure rate increased substantially, we could experience increased costs, lost revenue, damage to customer relations, time and expense investigating the cause and depending upon the cause, similar losses with respect to other lots or products. If problems are not discovered before the product is released to the market, recall and product liability costs may also be incurred.

In order to produce product within our time and cost parameters, we must continue to produce product within our expected success rate and yield expectations. Because of the complexity of our manufacturing processes, it may be difficult or impossible for us to determine the cause of any particular lot failure and we must effectively take corrective action in response to any failure in a timely manner.

Although we have entered into contractual relationships with third-party manufacturers to produce the active ingredient in Kuvan and Firdapse, if those manufacturers are unwilling or unable to fulfill their contractual obligations, we may be unable to meet demand for these products or sell these products at all and we may lose potential revenue. We have contracts for the production of final product for Kuvan and Firdapse. We also rely on third-parties for portions of the manufacture of Naglazyme and Aldurazyme. If those manufacturers are unwilling or unable to fulfill their contractual obligations or satisfy demand outside of or in excess of the contractual obligations, we may be unable to meet demand for these products or sell these products at all and we may lose potential revenue. Further, the availability of suitable contract manufacturing capacity at scheduled or optimum times is not certain.

In addition, our manufacturing processes subject us to a variety of federal, state and local laws and regulations governing the use, generation, manufacture, storage, handling and disposal of hazardous materials and wastes resulting from their use. We may incur significant costs in complying with these laws and regulations.

If we are unable to effectively address manufacturing issues, we may be unable to meet demand for our products and lose potential revenue, have reduced margins, or be forced to terminate a program.

**Our manufacturing facility for Naglazyme and Aldurazyme is located near known earthquake fault zones, and the occurrence of an earthquake or other catastrophic disaster could cause damage to our facility and equipment, or that of our third-party manufacturers or single-source suppliers, which could materially impair our ability to manufacture Naglazyme and Aldurazyme or our third-party manufacturer's ability to manufacture Kuvan or Firdapse.**

Our Galli Drive facility located in Novato, California is our only manufacturing facility for Naglazyme and Aldurazyme. It is located in the San Francisco Bay Area near known earthquake fault zones and is vulnerable to significant damage from earthquakes. We, and the third-party manufacturers with whom we contract and our single-source suppliers of raw materials, are also vulnerable to damage from other types of disasters, including fires, floods, power loss and similar events. If any disaster were to occur, or any terrorist or criminal activity caused significant damage to our facilities or the facilities of our third-party manufacturers and suppliers, our ability to manufacture Naglazyme and Aldurazyme, or to have Kuvan or Firdapse manufactured, could be seriously, or potentially completely impaired, and our Naglazyme, Kuvan, Aldurazyme and Firdapse commercialization efforts and revenue from the sale of Naglazyme, Kuvan, Aldurazyme and Firdapse could be seriously impaired. The insurance that we carry, the inventory that we maintain and our risk mitigation plans may not be adequate to cover our losses resulting from disasters or other business interruptions.

**Supply interruptions may disrupt our inventory levels and the availability of our products and cause delays in obtaining regulatory approval for our product candidates, or harm our business by reducing our revenues.**

Numerous factors could cause interruptions in the supply of our finished products, including:

- timing, scheduling and prioritization of production by our contract manufacturers or a breach of our agreements by our contract manufacturers;
- labor interruptions;
- changes in our sources for manufacturing;

- the timing and delivery of shipments;
- our failure to locate and obtain replacement manufacturers as needed on a timely basis; and
- conditions affecting the cost and availability of raw materials.

Any interruption in the supply of finished products could hinder our ability to distribute finished products to meet commercial demand.

With respect to our product candidates, production of product is necessary to perform clinical trials and successful registration batches are necessary to file for approval to commercially market and sell product candidates. Delays in obtaining clinical material or registration batches could delay regulatory approval for our product candidates.

**Because the target patient populations for some of our products are small, we must achieve significant market share and maintain high per-patient prices for our products to achieve profitability.**

Naglazyme, Aldurazyme, Kuvan and Firdapse all target diseases with small patient populations. As a result, our per-patient prices must be relatively high in order to recover our development and manufacturing costs and achieve profitability. For Naglazyme, we believe that we will need to continue to market worldwide to achieve significant market penetration of the product. In addition, because the number of potential patients in the disease populations are small, it is not only important to find patients who begin therapy to achieve significant market penetration of the product, but we also need to be able to maintain these patients on therapy for an extended period of time. Due to the expected costs of treatment for our products for genetic diseases, we may be unable to maintain or obtain sufficient market share at a price high enough to justify our product development efforts and manufacturing expenses.

**If we fail to obtain an adequate level of coverage and reimbursement for our drug products by third-party payers, the sales of our drugs would be adversely affected or there may be no commercially viable markets for our products.**

The course of treatment for patients using Naglazyme, Kuvan, Aldurazyme and Firdapse is expensive. We expect patients to need treatment for extended periods, and for some products throughout the lifetimes of the patients. We expect that most families of patients will not be capable of paying for this treatment themselves. There will be no commercially viable market for our products without coverage and reimbursement from third-party payers. Additionally, even if there is a commercially viable market, if the level of reimbursement is below our expectations, our revenue and gross margins will be adversely affected.

Third-party payers, such as government or private health care insurers, carefully review and increasingly challenge the prices charged for drugs. Reimbursement rates from private companies vary depending on the third-party payer, the insurance plan and other factors. Reimbursement systems in international markets vary significantly by country and by region, and reimbursement approvals must be obtained on a country-by-country basis.

Reimbursement in the EU must be negotiated on a country-by-country basis and in many countries the product cannot be commercially launched until reimbursement is approved. The negotiation process in some countries can exceed 12 months.

For our future products, we will not know what the reimbursement rates will be until we are ready to market the product and we actually negotiate the rates. If we are unable to obtain sufficiently high reimbursement rates for our products, they may not be commercially viable or our future revenues and gross margins may be adversely affected.

**A significant portion of our international sales are made based on special access programs, and changes to these programs could adversely affect our product sales and revenue in these countries.**

We make a significant portion of our international sales of Naglazyme through special access or "named patient" programs, which do not require full product approval. The specifics of the programs vary from country to country. Generally, special approval must be obtained for each patient. The approval normally requires an application or a lawsuit accompanied by evidence of medical need. Generally, the approvals for each patient must be renewed from time to time.

These programs are not well defined in some countries and are subject to changes in requirements and funding levels. Any change to these programs could adversely affect our ability to sell our products in those countries and delay sales. If the programs are not funded by the respective government, there could be insufficient funds to pay for all patients. Further, governments have in the past undertaken and may in the future undertake, unofficial measures to limit purchases of our products, including initially denying coverage for purchasers, delaying orders and denying or taking excessively long to approve customs clearance. Any such actions could materially delay or reduce our revenues from such countries.

Without the special access programs, we would need to seek full product approval to commercially market and sell our products. This can be an expensive and time-consuming process and may subject our products to additional price controls. Because the number of patients is so small in some countries, it may not be economically feasible to seek and maintain a full product approval, and therefore the sales in such country would be permanently reduced or eliminated. For all of these reasons, if the special access programs that we are currently using are eliminated or restricted, our revenues could be adversely affected.

**If we fail to compete successfully with respect to product sales, we may be unable to generate sufficient sales to recover our expenses related to the development of a product program or to justify continued marketing of a product and our revenue could be adversely affected.**

Our competitors may develop, manufacture and market products that are more effective or less expensive than ours. They may also obtain regulatory approvals for their products faster than we can obtain them (including those products with orphan drug designation) or commercialize their products before we do. If we do not compete successfully, our revenue would be adversely affected, and we may be unable to generate sufficient sales to recover our expenses related to the development of a product program or to justify continued marketing of a product.

**Government price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our current and future products, which would adversely affect our revenue and results of operations.**

We expect that coverage and reimbursement may be increasingly restricted both in the U.S. and internationally. The escalating cost of health care has led to increased pressure on the health care industry to reduce costs. Governmental and private third-party payers have proposed health care reforms and cost reductions. A number of federal and state proposals to control the cost of health care, including the cost of drug treatments, have been made in the U.S. In some international markets, the government controls the pricing, which can affect the profitability of drugs. Current government regulations and possible future legislation regarding health care may affect coverage and reimbursement for medical treatment by third-party payers, which may render our products not commercially viable or may adversely affect our future revenues and gross margins.

International operations are also generally subject to extensive price and market regulations, and there are many proposals for additional cost-containment measures, including proposals that would directly or indirectly impose additional price controls or reduce the value of our intellectual property portfolio. As part of these cost containment measures, some countries have imposed or threatened to impose revenue caps limiting the annual volume of sales of Naglazyme. To the extent that these caps are significantly below actual demand, our future revenues and gross margins may be adversely affected.

We cannot predict the extent to which our business may be affected by these or other potential future legislative or regulatory developments. However, future price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our current and future products, which would adversely affect our revenue and results of operations.

**Government health care reform could increase our costs, and would adversely affect our revenue and results of operations.**

Our industry is highly regulated and changes in law may adversely impact our business, operations or financial results. The PPACA is a sweeping measure intended to expand healthcare coverage within the U.S., primarily through the imposition of health insurance mandates on employers and individuals and expansion of the Medicaid program.

Several provisions of the new law, which have varying effective dates, may affect us and will likely increase certain of our costs. For example, the Medicaid rebate rate was increased and the volume of rebated drugs has been expanded to include beneficiaries in Medicaid managed care organizations. Among other things, the PPACA also expands the 340B drug discount program (excluding orphan drugs), including the creation of new penalties for non-compliance; includes a 50% discount on brand name drugs for Medicare Part D participants in the coverage gap, or "donut hole," and imposes a new fee on certain manufacturers and importers of branded prescription drugs (excluding orphan drugs under certain conditions). The law also revised the definition of "average manufacturer price" for reporting purposes, which could increase the amount of the Medicaid drug rebates paid to states. Substantial new provisions affecting compliance also have been added, which may require us to modify our business practices with health care practitioners. For example, beginning in 2013, drug manufacturers will be required to report information on payments or transfers of value to physicians and teaching hospitals, as well as investment interests held by physicians and their immediate family members during the preceding calendar year. Failure to submit required information may result in civil monetary penalties. Although the statute requires reporting by March 31, 2013 of payments and other transfers of value made in calendar year 2012, the CMS has proposed not to require manufacturers to begin collecting required information until 90 days after publication of a final rule. This means that the initial report due on March 31, 2013 may only need to cover a portion of calendar year 2012.

The reforms imposed by the new law will significantly impact the pharmaceutical industry; however, the full effects of the PPACA cannot be known until these provisions are implemented and the CMS and other federal and state agencies issue applicable regulations or guidance. Moreover, in the coming years, additional changes could be made to governmental healthcare programs that could significantly impact the success of our products or product candidates. We will continue to evaluate the PPACA, as amended, the implementation of regulations or guidance related to various provisions of the PPACA by federal agencies, as well as trends and changes that may be encouraged by the legislation and that may potentially have an impact on our business over time. The cost of implementing more detailed record keeping systems and otherwise complying with these regulations could substantially increase our costs. The changes to the way our products are reimbursed by the CMS could reduce our revenues. Both of these situations could adversely affect our results of operations.

**We face credit risks from customers that may adversely affect our results of operations.**

Our product sales to government-owned or supported customers in various countries outside of the U.S. are subject to significant payment delays due to government funding and reimbursement practices. This has resulted and may continue to result in an increase in days sales outstanding due to the average length of time that we have accounts receivable outstanding. If significant changes were to occur in the reimbursement practices of these governments or if government funding becomes unavailable, we may not be able to collect on amounts due to us from these customers and our results of operations would be adversely affected.

**If we are found in violation of federal or state "fraud and abuse" laws, we may be required to pay a penalty or be suspended from participation in federal or state health care programs, which may adversely affect our business, financial condition and results of operation.**

We are subject to various federal and state health care "fraud and abuse" laws, including antikickback laws, false claims laws and laws related to ensuring compliance. The federal health care program antikickback statute makes it illegal for any person, including a pharmaceutical company, to knowingly and willfully offer, solicit, pay or receive any remuneration, directly or indirectly, in exchange for or to induce the referral of business, including the purchase, order or prescription of a particular drug, for which payment may be made under federal health care programs, such as Medicare and Medicaid. Under federal government regulations, certain arrangements, or safe harbors, are deemed not to violate the federal antikickback statute. However, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from anti-kickback liability, although we seek to comply with these safe harbors. Violations of the anti-kickback statute are punishable by imprisonment, criminal fines, civil monetary penalties and exclusion from participation in federal healthcare programs.

Federal and state false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to have a false claim paid. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. Under the Health Insurance Portability and Accountability Act of 1996, we also are prohibited from knowingly and willfully executing a scheme to defraud any health care benefit program, including private payers, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for health care benefits, items or services. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer's products from reimbursement under government programs, criminal fines and imprisonment.

Many states have adopted laws similar to the federal antikickback statute, some of which apply to referral of patients for health care services reimbursed by any source, not just governmental payers. In addition, the state of California and several other states have passed laws that require pharmaceutical companies to comply with both the April 2003 Office of Inspector General Compliance Program Guidance for Pharmaceutical Manufacturers and the PhRMA Code on Interactions with Healthcare Professionals.

Neither the government nor the courts have provided definitive guidance on the application of some of these laws to our business. Law enforcement authorities are increasingly focused on enforcing these laws, and it is possible that some of our practices may be challenged under these laws. While we believe we have structured our business arrangements to comply with these laws, it is possible that the government could allege violations of, or convict us of violating, these laws. If we are found in violation of one of these laws, we are required to pay a penalty or are suspended or excluded from participation in federal or state health care programs, our business, financial condition and results of operation may be adversely affected.

**We conduct a significant amount of our sales and operations outside of the U.S., which subjects us to additional business risks that could adversely affect our revenue and results of operations.**

A significant portion of the sales of Aldurazyme and Naglazyme and all of the sales of Firdapse are generated from countries other than the United States. Additionally, we have operations in several European countries, Brazil, other Latin American countries, Turkey and Asia. We expect that we will continue to expand our international operations in the future. International operations inherently subject us to a number of risks and uncertainties, including:

- changes in international regulatory and compliance requirements that could restrict BioMarin's ability to manufacture, market and sell its products;

- political and economic instability;
- diminished protection of intellectual property in some countries outside of the U.S.;
- trade protection measures and import or export licensing requirements;
- difficulty in staffing and managing international operations;
- differing labor regulations and business practices;
- potentially negative consequences from changes in or interpretations of tax laws;
- changes in international medical reimbursement policies and programs;
- financial risks such as longer payment cycles, difficulty collecting accounts receivable and exposure to fluctuations in foreign currency exchange rates; and
- regulatory and compliance risks that relate to maintaining accurate information and control over sales and distributors' and service providers' activities that may fall within the purview of the FCPA.

Any of these factors may, individually or as a group, have a material adverse effect on our business and results of operations.

As we continue to expand our existing international operations, we may encounter new risks. For example, as we focus on building our international sales and distribution networks in new geographic regions, we must continue to develop relationships with qualified local distributors and trading companies. If we are not successful in developing and maintaining these relationships, we may not be able to grow sales in these geographic regions. These or other similar risks could adversely affect our revenue and profitability.

**If we are unable to protect our proprietary technology, we may not be able to compete as effectively.**

Where appropriate, we seek patent protection for certain aspects of our technology. Patent protection may not be available for some of the products we are developing. If we must spend significant time and money protecting or enforcing our patents, designing around patents held by others or licensing, potentially for large fees, patents or other proprietary rights held by others, our business and financial prospects may be harmed.

The patent positions of biopharmaceutical products are complex and uncertain. The scope and extent of patent protection for some of our products and product candidates are particularly uncertain because key information on some of our product candidates has existed in the public domain for many years. The composition and genetic sequences of animal and/or human versions of Naglazyme, Aldurazyme, and many of our product candidates have been published and are believed to be in the public domain. The chemical structure of BH4 and 3,4-DAP have also been published. Publication of this information may prevent us from obtaining or enforcing patents relating to our products and product candidates, including without limitation composition-of-matter patents, which are generally believed to offer the strongest patent protection.

We own or have licensed patents and patent applications related to Naglazyme, Kuvan, Aldurazyme and Firdapse and certain of our product candidates. However, these patents and patent applications do not ensure the protection of our intellectual property for a number of reasons, including without limitation the following:

- With respect to pending patent applications, unless and until actually issued, the protective value of these applications is impossible to determine. We do not know whether our patent applications will result in issued patents. For example, we may not have developed a method for treating a disease before others developed identical or similar methods, in which case we may not receive a granted patent.
- Competitors may interfere with our patent process in a variety of ways. Competitors may claim that they invented the claimed invention prior to us or that they filed their application for a patent on a claimed invention before we did. Competitors may also claim that we are infringing on their patents and therefore we cannot practice our technology. Competitors may also contest our patents by showing the

patent examiner or a court that the invention was not original, was not novel or was obvious. In litigation, a competitor could claim that our issued patents are not valid or are unenforceable for a number of reasons. If a court agrees, we would not be able to enforce that patent. We have no meaningful experience with competitors interfering with our patents or patent applications.

- Enforcing patents is expensive and may absorb significant time of our management. Management would spend less time and resources on developing products, which could increase our operating expenses and delay product programs. We may not have the financial ability to sustain a patent infringement action, or it may not be financially reasonable to do so.
- Receipt of a patent may not provide much practical protection. For example, if we receive a patent with a narrow scope, then it will be easier for competitors to design products that do not infringe on our patent.

In addition, competition may also seek intellectual property protection for their technology. Due to the amount of intellectual property in our field of technology, we cannot be certain that we do not infringe intellectual property rights of competitors or that we will not infringe intellectual property rights of competitors granted or created in the future. For example, if a patent holder believes our product infringes their patent, the patent holder may sue us even if we have received patent protection for our technology. If someone else claims we infringe their intellectual property, we would face a number of issues, including the following:

- Defending a lawsuit, which takes significant time and resources can be very expensive.
- If a court decides that our product infringes a competitor's intellectual property, we may have to pay substantial damages.
- With respect to patents, a court may prohibit us from making, selling, offering to sell, importing or using our product unless the patent holder licenses the patent to us. The patent holder is not required to grant us a license. If a license is available, it may not be available on commercially reasonable terms. For example, we may have to pay substantial royalties or grant cross licenses to our patents and patent applications.
- Redesigning our product so it does not infringe the intellectual property rights of competitors may not be possible or could require substantial funds and time.

It is also unclear whether our trade secrets are adequately protected. Our employees or consultants may unintentionally or willfully disclose our information to competitors. Enforcing a claim that someone else illegally obtained and is using our trade secrets, as with patent litigation, is expensive and time consuming, requires significant resources and the outcome is unpredictable. In addition, courts outside the U.S. are sometimes less willing to protect trade secrets. Furthermore, our competitors may independently develop equivalent knowledge, methods and know-how, in which case we would not be able to enforce our trade secret rights against such competitors.

We may also support and collaborate in research conducted by government organizations, hospitals, universities or other educational institutions. These research partners may be unwilling to grant us any exclusive rights to technology or products derived from these collaborations.

If we do not obtain required licenses or rights, we could encounter delays in our product development efforts while we attempt to design around other patents or may be prohibited from making, using, importing, offering to sell or selling products requiring these licenses or rights. There is also a risk that disputes may arise as to the rights to technology or products developed in collaboration with other parties.

**The USPTO has issued three patents to a third-party that relate to alpha-L-iduronidase and a related patent has been issued in Canada. If we are not able to successfully challenge these patents or a related patent in Japan, if it issues, we may be prevented from producing Aldurazyme in countries with issued patents unless and until we obtain a license.**

The USPTO has issued three patents to Women's and Children's Hospital Adelaide that cover composition-of-matter, isolated genomic nucleotide sequences, vectors including the sequences, host cells containing the vectors, and method of use claims for human, recombinant alpha-L-iduronidase. Aldurazyme is based on human, recombinant alpha-L-iduronidase. Corresponding patent applications were filed in Europe, Japan and Canada. The European patent application was rejected over prior art, was withdrawn and cannot be re-filed. The corresponding Japanese application was finally rejected and cannot be re-filed. A corresponding Canadian patent issued and covers enzyme, pharmaceutical composition, nucleic acid encoding the enzyme, host cells and vectors. We believe that these patents are invalid or not infringed on a number of grounds. However, under U.S. law, issued patents are entitled to a presumption of validity, and a challenge to the U.S. patents may be unsuccessful. Even if we are successful, challenging the patents may be expensive, require our management to devote significant time to this effort and may adversely impact marketing of Aldurazyme in the U.S. and Canada.

**If our Manufacturing, Marketing and Sales Agreement (MMS Agreement) with Genzyme were terminated, we could be prevented from continuing to commercialize Aldurazyme or our ability to successfully commercialize Aldurazyme would be delayed or diminished.**

Either party may terminate the Manufacturing, Marketing and Sales Agreement (MMS Agreement), between Genzyme and us related to Aldurazyme for specified reasons, including if the other party is in material breach of the MMS, has experienced a change of control, as such term is defined in the MMS agreement, or has declared bankruptcy and also is in breach of the MMS. Although we are not currently in breach of the MMS, there is a risk that either party could breach the MMS in the future. Either party may also terminate the MMS upon one year prior written notice for any reason.

If the MMS Agreement is terminated for breach, the breaching party will transfer its interest in BioMarin/ Genzyme LLC, or the LLC, to the non-breaching party, and the non-breaching party will pay a specified buyout amount for the breaching party's interest in Aldurazyme and in the LLC. If we are the breaching party, we would lose our rights to Aldurazyme and the related intellectual property and regulatory approvals. If the MMS Agreement is terminated without cause, the non-terminating party would have the option, exercisable for one year, to buy out the terminating party's interest in Aldurazyme and in the LLC at a specified buyout amount. If such option is not exercised, all rights to Aldurazyme will be sold and the LLC will be dissolved. In the event of termination of the buyout option without exercise by the non-terminating party as described above, all right and title to Aldurazyme is to be sold to the highest bidder, with the proceeds to be split between Genzyme and us in accordance with our percentage interest in the LLC.

If the MMS Agreement is terminated by either party because the other party declared bankruptcy, the terminating party would be obligated to buy out the other party and would obtain all rights to Aldurazyme exclusively. If the MMS Agreement is terminated by a party because the other party experienced a change of control, the terminating party shall notify the other party, the offeree, of its intent to buy out the offeree's interest in Aldurazyme and the LLC for a stated amount set by the terminating party at its discretion. The offeree must then either accept this offer or agree to buy the terminating party's interest in Aldurazyme and the LLC on those same terms. The party who buys out the other party would then have exclusive worldwide rights to Aldurazyme. The Amended and Restated Collaboration Agreement between us and Genzyme will automatically terminate upon the effective date of the termination of the MMS Agreement and may not be terminated independently from the MMS Agreement.

If we were obligated, or given the option, to buy out Genzyme's interest in Aldurazyme and the LLC, and thereby gain exclusive rights to Aldurazyme, we may not have sufficient funds to do so and we may not be able to obtain the financing to do so. If we fail to buy out Genzyme's interest, we may be held in breach of the agreement and may lose any claim to the rights to Aldurazyme and the related intellectual property and regulatory approvals. We would then effectively be prohibited from developing and commercializing Aldurazyme. If this happened, not only would our product revenues decrease, but our share price would also decline.

**Our strategic alliance with Merck Serono may be terminated at any time by Merck Serono, and if it is terminated, our expenses could increase and our operating performance could be adversely affected.**

In May 2005, we entered into an agreement with Merck Serono for the further development and commercialization of Kuvan (and any other product containing 6R-BH4) and PEG-PAL for PKU. Through the agreement, as amended in 2007, Merck Serono acquired exclusive rights to market these products in all territories outside the U.S., Canada and Japan, and we retained exclusive rights to market these products in the U.S. and Canada. Merck Serono may terminate the agreement forming our strategic alliance with them at any time by giving 90 days prior written notice if such termination occurs prior to the commercialization of any of the products licensed under our agreement, or by giving 180 days prior written notice if such termination occurs after the commercialization of such a product. Either Merck Serono or we may terminate our strategic alliance under certain circumstances, including if the other party is in material breach of the agreement and does not remedy the breach within a specified period of time, or has suffered certain financial difficulties, including filing for bankruptcy or making an assignment for the benefit of creditors. Although we are not currently in breach of the agreement and we believe that Merck Serono is not currently in breach of the agreement, there is a risk that either party could breach the agreement in the future. Upon a termination of the agreement by Merck Serono by giving notice or by us for a material breach by Merck Serono, all rights licensed to us under the agreement become irrevocable and fully-paid except in those countries where restricted by applicable law or for all intellectual property that Merck Serono does not own.

Upon a termination of the agreement by Merck Serono for a material breach by us or based on our financial difficulty, or upon the expiration of the royalty term of the products licensed under the agreement, all rights licensed to Merck Serono under the agreement become irrevocable and fully-paid upon the payment of amounts due by Merck Serono to us which accrued prior to the expiration of the royalty term, except in those countries where restricted by applicable law or for all intellectual property that we do not own and for which we do not have a royalty-free license. Upon a termination of the agreement for a material breach by us or for our financial difficulty, all rights and licenses granted by Merck Serono to us under or pursuant to the agreement will automatically terminate. If the agreement is terminated by either Merck Serono or us, and we continue the development and commercialization of products related to that agreement, we would be responsible for 100% of future development costs and all costs relating to the assumption of commercial responsibility for the marketing and selling of products related to that agreement, and accordingly our expenses would increase and our operating performance may be adversely affected.

**If we fail to compete successfully with respect to acquisitions, joint ventures or other collaboration opportunities, we may be limited in our ability to develop new products and to continue to expand our product pipeline.**

Our competitors compete with us to attract organizations for acquisitions, joint ventures, licensing arrangements or other collaborations. To date, several of our product programs have been acquired through acquisitions, such as BMN-701 and BMN-673 and several of our product programs have been developed through licensing or collaborative arrangements, such as Naglazyme, Aldurazyme, Kuvan and Firdapse. These collaborations include licensing proprietary technology from, and other relationships with, academic research institutions. Our future success will depend, in part, on our ability to identify additional opportunities and to successfully enter into partnering or acquisition agreements for those opportunities. If our competitors successfully enter into partnering arrangements or license agreements with academic research institutions, we will then be precluded from pursuing those specific opportunities. Since each of these opportunities is unique, we may not be able to find a substitute. Several pharmaceutical and biotechnology companies have already established themselves in the field of genetic diseases. These companies have already begun many drug development programs, some of which may target diseases that we are also targeting, and have already entered into partnering and licensing arrangements with academic research institutions, reducing the pool of available opportunities.

Universities and public and private research institutions also compete with us. While these organizations primarily have educational or basic research objectives, they may develop proprietary technology and acquire patents that we may need for the development of our product candidates. We will attempt to license this proprietary technology, if available. These licenses may not be available to us on acceptable terms, if at all. If we are unable to compete successfully with respect to acquisitions, joint venture and other collaboration opportunities, we may be limited in our ability to develop new products and to continue to expand our product pipeline.

**If generic manufacturers use litigation and regulatory means to obtain approval for generic versions of Kuvan, our revenue and results of operations would be adversely affected.**

The Hatch Waxman Act permits the FDA to approve abbreviated new drug applications, or ANDAs, for generic versions of branded drugs. We refer to this process as the "ANDA process". The ANDA process permits competitor companies to obtain marketing approval for a drug with the same active ingredient for the same uses but does not generally require the conduct and submission of clinical equivalency studies for that product. In place of such clinical studies, an ANDA applicant usually needs only to submit data demonstrating that its product is bioequivalent to the branded product based on pharmacokinetic studies. Pursuant to the Hatch Waxman Act, companies were able to file an ANDA application for the active ingredient in Kuvan at any time after December 2011. At present, we have no information that any other party has filed or is preparing to file an ANDA for Kuvan.

The Hatch Waxman Act requires an applicant for a drug that relies, at least in part, on our data regarding the safety and efficacy of Kuvan, to notify us of their application and potential infringement of our patent rights. Upon receipt of this notice we would have 45 days to bring a patent infringement suit in federal district court against the company seeking approval for its product. The discovery, trial and appeals process in such suits can take several years. If such a suit is commenced, the Hatch Waxman Act provides a 30-month stay on the FDA's approval of the competitor's application. If the litigation is resolved in favor of the applicant or the challenged patent expires during the 30-month stay period, the stay is lifted and the FDA's review of the application may be completed. Such litigation is often time-consuming and costly and may result in generic competition if such patent(s) are not upheld or if the generic competitor does not infringe such patent(s). However, generic versions of Kuvan would be prohibited until the expiration of orphan drug exclusivity in 2014 or 2015, depending on if we receive pediatric exclusivity.

The filing of an ANDA application in respect to Kuvan, could have an adverse impact on our stock price and litigation to enforce our patents is likely to cost a substantial amount and require significant management attention. If the patents covering Kuvan, were not upheld in litigation or if the generic competitor is found to not infringe these patents, the resulting generic competition following the expiration of orphan exclusivity, would have a material adverse effect on our revenue and results of operations.

**If we do not achieve our projected development goals in the timeframes we announce and expect, the commercialization of our products may be delayed and the credibility of our management may be adversely affected and, as a result, our stock price may decline.**

For planning purposes, we estimate the timing of the accomplishment of various scientific, clinical, regulatory and other product development goals, which we sometimes refer to as milestones. These milestones may include the commencement or completion of scientific studies and clinical trials and the submission of regulatory filings. From time to time, we publicly announce the expected timing of some of these milestones. All of these milestones are based on a variety of assumptions. The actual timing of these milestones can vary dramatically compared to our estimates, in many cases for reasons beyond our control. If we do not meet these milestones as publicly announced, the commercialization of our products may be delayed and the credibility of our management may be adversely affected and, as a result, our stock price may decline.

**We depend upon our key personnel and our ability to attract and retain employees.**

Our future growth and success will depend in large part of our continued ability to attract, retain, manage and motivate our employees. The loss of the services of any member of our senior management or the inability to hire or retain experienced management personnel could adversely affect our ability to execute our business plan and harm our operating results.

Because of the specialized scientific and managerial nature of our business, we rely heavily on our ability to attract and retain qualified scientific, technical and managerial personnel. In particular, the loss of one or more of our senior executive officers could be detrimental to us if we cannot recruit suitable replacements in a timely manner. While our senior executive officers are parties to employment agreements with us, these agreements do not guarantee that they will remain employed with us in the future. In addition, in many cases, these agreements do not restrict our senior executive officers' ability to compete with us after their employment is terminated. The competition for qualified personnel in the pharmaceutical field is intense, and there is a limited pool of qualified potential employees to recruit. Due to this intense competition, we may be unable to continue to attract and retain qualified personnel necessary for the development of our business or to recruit suitable replacement personnel. If we are unsuccessful in our recruitment and retention efforts, our business may be harmed.

**Our success depends on our ability to manage our growth.**

Product candidates that we are currently developing or may acquire in the future may be intended for patient populations that are significantly larger than any of MPS I, MPS VI, PKU or LEMS. In order to continue development and marketing of these products, if approved, we will need to significantly expand our operations. To manage expansion effectively, we need to continue to develop and improve our research and development capabilities, manufacturing and quality capacities, sales and marketing capabilities and financial and administrative systems. Our staff, financial resources, systems, procedures or controls may be inadequate to support our operations and our management may be unable to manage successfully future market opportunities or our relationships with customers and other third parties.

**Changes in methods of treatment of disease could reduce demand for our products and adversely affect revenues.**

Even if our drug products are approved, if doctors elect a course of treatment which does not include our drug products, this decision would reduce demand for our drug products and adversely affect revenues. For example, if gene therapy becomes widely used as a treatment of genetic diseases, the use of enzyme replacement therapy, such as Naglazyme and Aldurazyme in MPS diseases, could be greatly reduced. Changes in treatment method can be caused by the introduction of other companies' products or the development of new technologies or surgical procedures which may not directly compete with ours, but which have the effect of changing how doctors decide to treat a disease.

**If product liability lawsuits are successfully brought against us, we may incur substantial liabilities.**

We are exposed to the potential product liability risks inherent in the testing, manufacturing and marketing of human pharmaceuticals. We maintain insurance against product liability lawsuits for commercial sale of our products and for the clinical trials of our product candidates. Pharmaceutical companies must balance the cost of insurance with the level of coverage based on estimates of potential liability. Historically, the potential liability associated with product liability lawsuits for pharmaceutical products has been unpredictable. Although we believe that our current insurance is a reasonable estimate of our potential liability and represents a commercially reasonable balancing of the level of coverage as compared to the cost of the insurance, we may be subject to claims in connection with our clinical trials and commercial use of Naglazyme, Kuvan, Aldurazyme and Firdapse, or our clinical trials for PEG-PAL, GALNS, BMN-701, BMN-673 or BMN-111 for which our insurance coverage may not be adequate.

The product liability insurance we will need to obtain in connection with the commercial sales of our product candidates if and when they receive regulatory approval may be unavailable in meaningful amounts or at a reasonable cost. In addition, while we continue to take what we believe are appropriate precautions, we may be unable to avoid significant liability if any product liability lawsuit is brought against us. If we are the subject of a successful product liability claim that exceeds the limits of any insurance coverage we obtain, we may incur substantial charges that would adversely affect our earnings and require the commitment of capital resources that might otherwise be available for the development and commercialization of our product programs.

**We rely significantly on information technology and any failure, inadequacy, interruption or security lapse of that technology, including any cybersecurity incidents, could harm our ability to operate our business effectively.**

We rely significantly on our information technology and manufacturing infrastructure to effectively manage and maintain our inventory and internal reports, to manufacture and ship products to customers and to timely invoice them. Any failure, inadequacy, or interruption of that infrastructure or security lapse of that technology, including cybersecurity incidents could harm our ability to operate our business effectively. Our ability to manage and maintain our inventory and internal reports, to manufacture and ship our products to customers and timely invoice them depends significantly on our enterprise resource planning, production management, and other information systems. Cybersecurity attacks in particular are evolving and include, but are not limited to, malicious software, attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, misappropriation of our confidential or otherwise protected information and corruption of data. Cybersecurity incidents resulting in the failure of our enterprise resource planning system, production management or other systems to operate effectively or to integrate with other systems, or a breach in security or other unauthorized access of these systems, may affect our ability to manage and maintain our inventory and internal reports, and result in delays in product fulfillment and reduced efficiency of our operations. A breach in security, unauthorized access resulting in misappropriation, theft, or sabotage with respect to our proprietary and confidential information, including research or clinical data could require significant capital investments to remediate any such failure, problem or breach, all of which could adversely affect our business, financial condition and results of operations.

**Our business is affected by macroeconomic conditions.**

Various macroeconomic factors could adversely affect our business and the results of our operations and financial condition, including changes in inflation, interest rates and foreign currency exchange rates and overall economic conditions and uncertainties, including those resulting from the current and future conditions in the global financial markets. For instance, if inflation or other factors were to significantly increase our business costs, it may not be feasible to pass through price increases on to our customers due to the process by which health care providers are reimbursed for our products by the government. Interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the value of our investments and our ability to liquidate our investments in order to fund our operations. We purchase or enter into a variety of financial instruments and transactions, including investments in commercial paper, the extension of credit to corporations, institutions and governments and hedging contracts. If any of the issuers or counter parties to these instruments were to default on their obligations, it could materially reduce the value of the transaction and adversely affect our cash flows.

For the year ended December 31, 2011, approximately 4.5% of our net product revenues were from the Southern European countries of Italy, Spain, Portugal and Greece. Approximately, 15.4% of our total accounts receivable as of December 31, 2011 related to such countries. If the financial conditions of these countries continues to decline, a substantial portion of the receivables may be uncollectable, which would adversely affect our results of operations. Additionally, if one or more of these countries were unable to purchase our products, our revenue would be adversely affected.

Interest rates and the ability to access credit markets could also adversely affect the ability of our customers/ distributors to purchase, pay for and effectively distribute our products. Similarly, these macroeconomic factors could affect the ability of our contract manufacturers, sole-source or single-source suppliers to remain in business or otherwise manufacture or supply product. Failure by any of them to remain a going concern could affect our ability to manufacture products.

**Our stock price may be volatile, and an investment in our stock could suffer a decline in value.**

Our valuation and stock price since the beginning of trading after our initial public offering have had no meaningful relationship to current or historical earnings, asset values, book value or many other criteria based on conventional measures of stock value. The market price of our common stock will fluctuate due to factors including:

- product sales and profitability of Naglazyme, Aldurazyme, Kuvan and Firdapse;
- manufacture, supply or distribution of Naglazyme, Aldurazyme, Kuvan and Firdapse;
- progress of our product candidates through the regulatory process;
- results of clinical trials, announcements of technological innovations or new products by us or our competitors;
- government regulatory action affecting our product candidates or our competitors' drug products in both the U.S. and non U.S. countries;
- developments or disputes concerning patent or proprietary rights;
- general market conditions and fluctuations for the emerging growth and pharmaceutical market sectors;
- economic conditions in the U.S. or abroad;
- broad market fluctuations in the U.S., the EU or in other parts of the world;
- actual or anticipated fluctuations in our operating results; and
- changes in our assessments or financial estimates by securities analysts.

In the past, following periods of large price declines in the public market price of a company's securities, securities class action litigation has often been initiated against that company. Litigation of this type could result in substantial costs and diversion of management's attention and resources, which would hurt our business. Any adverse determination in litigation could also subject us to significant liabilities. In addition, the current decline in the financial markets and related factors beyond our control, including the credit and mortgage crisis in the U.S. and worldwide, may cause our stock price to decline rapidly and unexpectedly.

**Anti-takeover provisions in our charter documents, our stockholders' rights plan and under Delaware law may make an acquisition of us, which may be beneficial to our stockholders, more difficult.**

We are incorporated in Delaware. Certain anti-takeover provisions of Delaware law and our charter documents as currently in effect may make a change in control of our company more difficult, even if a change in control would be beneficial to the stockholders. Our anti-takeover provisions include provisions in our certificate of incorporation providing that stockholders' meetings may only be called by the board of directors and provisions in our bylaws providing that the stockholders may not take action by written consent and requiring that stockholders that desire to nominate any person for election to the board of directors or to make any proposal with respect to business to be conducted at a meeting of our stockholders be submitted in appropriate form to our Secretary within a specified period of time in advance of any such meeting. Additionally, our board of directors has the authority to issue an additional 249,886 shares of preferred stock and to determine the terms of those shares of stock without any further action by our stockholders. The rights of holders of our common stock are subject to the rights of the holders of any preferred stock that may be issued. The issuance of preferred stock could make it more difficult for a third-party to acquire a majority of our outstanding voting stock. Delaware law also prohibits corporations from engaging in a business combination with any holders of 15% or more of their capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction. Our board of directors may use these provisions to prevent changes in the management and control of our company. Also, under applicable Delaware law, our board of directors may adopt additional anti-takeover measures in the future.

In 2002, our board of directors authorized a stockholder rights plan and related dividend of one preferred share purchase right for each share of our common stock outstanding at that time. In connection with an increase in our authorized common stock, our board approved an amendment to this plan in June 2003. Our board of directors approved an additional amendment to the stockholder rights plan in February 2009. As long as these rights are attached to our common stock, we will issue one right with each new share of common stock so that all shares of our common stock will have attached rights. When exercisable, each right will entitle the registered holder to purchase from us one two-hundredth of a share of our Series B Junior Participating Preferred Stock at a price of $35.00 per 1/200 of a Preferred Share, subject to adjustment.

The rights are designed to assure that all of our stockholders receive fair and equal treatment in the event of any proposed takeover of us and to guard against partial tender offers, open market accumulations and other abusive tactics to gain control of us without paying all stockholders a control premium. The rights will cause substantial dilution to a person or group that acquires 15% or more of our stock on terms not approved by our board of directors. However, the rights may have the effect of making an acquisition of us, which may be beneficial to our stockholders, more difficult, and the existence of such rights may prevent or reduce the likelihood of a third-party making an offer for an acquisition of us.

### Item 1B. Unresolved Staff Comments

None.

### Item 2. Properties

The following table contains information about our current significant owned and leased properties:

| Location | Approximate Square Feet | Use | Lease Expiration Date |
|---|---|---|---|
| Several locations in Novato, California | 273,000 | Corporate headquarters, office, laboratory and warehouse | 2011-2020 |
| Galli Drive facility, Novato, California | 91,500 | Clinical and commercial manufacturing and laboratory | NA: owned property |
| Bel Marin Keys facility, Novato, California | 84,000 | Technical operations, finance, administration, and laboratory | NA: owned property |
| Shanbally facility, Cork, Ireland | 133,000 | Manufacturing | NA: owned property |
| San Rafael facility, San Rafael, CA | 120,000 | New corporate headquarters, office | 2022 |

Our administrative office space and plans to develop additional space are expected to be adequate for the foreseeable future. In addition to the above, we also maintain small offices in a variety of locations around the world. We believe that, to the extent required, we will be able to lease or buy additional facilities at commercially reasonable rates. We plan to use contract manufacturing when appropriate to provide product for both clinical and commercial requirements until such time as we believe it prudent to develop additional in-house clinical and/ or commercial manufacturing capacity.

## Item 3. Legal Proceedings

We have no material legal proceedings pending.

## Item 4. Mine Safety Disclosures

Not applicable

## Part II

### Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is listed under the symbol "BMRN" on the NASDAQ Global Select Market. The following table sets forth the range of high and low quarterly closing sales prices for our common stock for the periods noted, as reported by NASDAQ.

| Year | Period | Prices | |
|---|---|---|---|
| | | High | Low |
| 2011 | First Quarter | $28.29 | $23.46 |
| 2011 | Second Quarter | $28.46 | $24.93 |
| 2011 | Third Quarter | $31.87 | $24.02 |
| 2011 | Fourth Quarter | $35.38 | $30.07 |
| 2010 | First Quarter | $23.81 | $18.95 |
| 2010 | Second Quarter | $24.71 | $18.33 |
| 2010 | Third Quarter | $23.09 | $18.24 |
| 2010 | Fourth Quarter | $28.25 | $21.82 |

On February 13, 2012, the last reported sale price on the NASDAQ Global Select Market for our common stock was $38.03. We have never paid any cash dividends on our common stock and we do not anticipate paying cash dividends in the foreseeable future.

### Issuer Purchases of Equity Securities

We did not make any purchases of our common stock during the year ended December 31, 2011.

### Holders

As of February 13, 2012, there were 63 holders of record of 115,056,998 outstanding shares of our common stock. Additionally, on such date, options to acquire 16.0 million shares of our common stock were outstanding.

## Performance Graph

*The following is not deemed "filed" with the Securities and Exchange Commission and is not to be incorporated by reference into any filing we make under the Securities Act of 1933, as amended, whether made before or after the date hereof and irrespective of any general incorporation by reference language in such filing.*

The following graph shows the value of an investment of $100 on December 31, 2006 in BioMarin common stock, the NASDAQ Composite Index (U.S.) and the NASDAQ Biotechnology Index. All values assume reinvestment of the pretax value of dividends paid by companies included in these indices and are calculated as of December 31 of each year. Our common stock is traded on the NASDAQ Global Select Market and is a component of both the NASDAQ Composite Index and the NASDAQ Biotechnology Index. The comparisons shown in the graph are based upon historical data and we caution that the stock price performance shown in the graph is not indicative of, nor intended to forecast, the potential future performance of our stock.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among BioMarin Pharmaceutical Inc., the NASDAQ Composite Index, and
the NASDAQ Biotechnology Index
$250
$200
$150
$100
$50
$0
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
BioMarin Pharmaceutical Inc.
NASDAQ Composite
NASDAQ Biotechnology

* $100 invested on December 31, 2006 in stock or index, including reinvestment of dividends.

| | Fiscal Year Ending December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
| BioMarin Pharmaceutical Inc. | 100.00 | 215.99 | 108.60 | 114.77 | 164.31 | 209.76 |
| NASDAQ Composite Index | 100.00 | 110.26 | 65.65 | 95.19 | 112.10 | 110.81 |
| NASDAQ Biotechnology Index | 100.00 | 102.53 | 96.57 | 110.05 | 117.19 | 124.54 |

## Item 6. Selected Consolidated Financial Data

The information set forth below for the five years ended December 31, 2011 is not necessarily indicative of results of future operations, and should be read in conjunction with Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations* and the consolidated financial statements and related notes thereto included in Item 8 of this Annual Report on Form 10-K to fully understand factors that may affect the comparability of the information presented below:

| | Years Ended December 31, (In thousands of U.S. dollars, except for per share data) | | | | |
|---|---|---|---|---|---|
| | 2011 | 2010 | 2009 | 2008 | 2007 |
| **Consolidated statements of operations data:** | | | | | |
| **REVENUES:** | | | | | |
| Net product revenues | $437,647 | $ 369,701 | $315,721 | $251,851 | $ 86,802 |
| Collaborative agreement revenues | 468 | 682 | 2,379 | 38,907 | 28,264 |
| Royalty and license revenues | 3,243 | 5,884 | 6,556 | 5,735 | 6,515 |
| Total revenues | 441,358 | 376,267 | 324,656 | 296,493 | 121,581 |
| **OPERATING EXPENSES:** | | | | | |
| Cost of sales (excludes amortization of certain acquired intangible assets) | 84,023 | 70,285 | 65,909 | 52,509 | 18,359 |
| Research and development | 214,374 | 147,309 | 115,116 | 93,291 | 78,600 |
| Selling, general and administrative | 175,423 | 151,723 | 124,290 | 106,566 | 77,539 |
| Intangible asset amortization and contingent consideration | 1,428 | 6,406 | 2,914 | 4,371 | 4,371 |
| Total operating expenses | 475,248 | 375,723 | 308,229 | 256,737 | 178,869 |
| **INCOME (LOSS) FROM OPERATIONS** | (33,890) | 544 | 16,427 | 39,756 | (57,288) |
| Equity in the loss of BioMarin/Genzyme LLC | (2,426) | (2,991) | (2,594) | (2,270) | 30,525 |
| Interest income | 2,934 | 4,112 | 5,086 | 16,388 | 25,932 |
| Interest expense | (8,349) | (10,329) | (14,090) | (16,394) | (14,243) |
| Debt conversion expense | (1,896) | (13,728) | 0 | 0 | 0 |
| Impairment loss on equity investments | 0 | 0 | (5,848) | (4,056) | 0 |
| Net gain from sale of investments | 0 | 902 | 1,585 | 0 | 0 |
| **INCOME (LOSS) BEFORE INCOME TAXES** | (43,627) | (21,490) | 566 | 33,424 | (15,074) |
| Provision for (benefit from) income taxes | 10,209 | (227,309) | 1,054 | 2,593 | 729 |
| **NET INCOME (LOSS)** | $(53,836) | $ 205,819 | $ (488) | $ 30,831 | $(15,803) |
| **NET INCOME (LOSS) PER SHARE, BASIC** | $ (0.48) | $ 2.00 | $ (0.00) | $ 0.31 | $ (0.16) |
| **NET INCOME (LOSS) PER SHARE, DILUTED** | $ (0.48) | $ 1.73 | $ (0.00) | $ 0.29 | $ (0.16) |
| Weighted average common shares outstanding, basic | 112,122 | 103,093 | 100,271 | 98,975 | 95,878 |
| Weighted average common shares outstanding, diluted | 112,122 | 125,674 | 100,271 | 103,572 | 95,878 |

| | December 31, (in thousands) | | | | |
|---|---|---|---|---|---|
| | 2011 | 2010 | 2009 | 2008 | 2007 |
| **Consolidated balance sheet data:** | | | | | |
| Cash, cash equivalents and investments | $ 289,477 | $ 402,283 | $470,526 | $561,425 | $585,594 |
| Total current assets | 469,802 | 504,260 | 467,727 | 737,696 | 644,297 |
| Total assets | 1,303,681 | 1,262,623 | 917,163 | 906,695 | 815,279 |
| Long-term liabilities, net of current portion | 436,508 | 461,522 | 516,824 | 499,939 | 566,010 |
| Total stockholders' equity | 773,048 | 717,257 | 322,185 | 276,675 | 187,726 |

You should read the following tables presenting our unaudited quarterly results of operations in conjunction with the consolidated financial statements and related notes contained elsewhere in this Annual Report on Form 10-K. We have prepared this unaudited information on the same basis as our audited consolidated financial statements. Our quarterly operating results have fluctuated in the past and may continue to do so in the future as a result of a number of factors, including, but not limited to, the timing and nature of research and development activities.

| | Three Months Ended (In thousands, except per share data, unaudited) | | | |
|---|---|---|---|---|
| | March 31, | June 30, | September 30, | December 31, |
| **2011:** | | | | |
| Total revenue | $109,456 | $110,631 | $113,425 | $107,846 |
| Net income (loss) | (4,371) | (5,077) | (17,653) | (26,735) |
| Net income (loss) per share, basic and diluted | (0.04) | (0.05) | (0.16) | (0.23) |
| **2010:** | | | | |
| Total revenue | $ 84,953 | $ 91,950 | $ 97,750 | $101,614 |
| Net income (loss) | 1,151 | (477) | 217,334 | (12,189) |
| Net income (loss) per share, basic | 0.01 | (0.00) | 2.13 | (0.11) |
| Net income (loss) per share, diluted | 0.01 | (0.01) | 1.68 | (0.11) |

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and notes to those statements included elsewhere in this Annual Report on Form 10-K.

### Overview

We develop and commercialize innovative biopharmaceuticals for serious diseases and medical conditions. We select product candidates for diseases and conditions that represent a significant unmet medical need, have well-understood biology and provide an opportunity to be first-to-market or offer a significant benefit over existing products.

Key components of our results of operations include the following (in millions):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Total net product revenues | $437.6 | $ 369.7 | $315.7 |
| Cost of sales | 84.0 | 70.3 | 65.9 |
| Research and development expense | 214.4 | 147.3 | 115.1 |
| Selling, general and administrative expense | 175.4 | 151.7 | 124.3 |
| Provision for (benefit from) income taxes | 10.2 | (227.3) | 1.1 |
| Net income (loss) | (53.8) | 205.8 | (0.5) |
| Stock-based compensation expense | 43.8 | 37.5 | 34.5 |

See *"Results of Operations"* below for a discussion of the detailed components and analysis of the amounts above.

Our product portfolio is comprised of four approved products and multiple investigational product candidates. Our approved products are Naglazyme, Kuvan, Firdapse and Aldurazyme.

Naglazyme, a recombinant form of N-acetylgalactosamine 4-sulfatase indicated for patients with MPS VI, received marketing approval in the U.S. in May 2005, in the EU in January 2006 and subsequently in other countries. Naglazyme net product revenues for the year ended December 31, 2011, totaled $224.9 million, compared to $192.7 million and $168.7 million for the years ended December 31, 2010 and 2009, respectively.

Kuvan was granted marketing approval for the treatment of PKU in the U.S. and in the EU in December 2007 and December 2008, respectively. Kuvan net product revenues for the year ended December 31, 2011 totaled $116.8 million, compared to $99.4 million and $76.8 million for the years ended December 31, 2010 and 2009, respectively.

In December 2009, the EMEA granted marketing approval for Firdapse, a proprietary form of 3-4-diaminopyridine (amifampridine phosphate), or 3-4-DAP, for the treatment of LEMS. We launched this product on a country by country basis in the EU beginning in April 2010. Firdapse net product revenues for the year ended December 31, 2011 totaled $13.1 million, compared to $6.4 million for the year ended December 31, 2010. We also continue to develop Firdapse for the possible treatment of LEMS in the U.S. and initiated a Phase 3 clinical trial in the second quarter of 2011. We are exploring options with the Firdapse program, including the potential outlicense of certain rights in the U.S. or elsewhere.

Aldurazyme, which was developed in collaboration with Genzyme, was approved in 2003 for marketing in the U.S., the EU and subsequently in other countries for patients with mucopolysaccharidosis I (MPS I). Aldurazyme net product revenues for the year ended December 31, 2011 totaled $82.8 million, compared to $71.2 million and $70.2 million for the years ended December 31, 2010 and 2009, respectively.

We are conducting clinical trials on several investigational product candidates including:

- GALNS, an enzyme replacement therapy for the treatment of Mucopolysaccharidosis Type IV or Morquio Syndrome Type A (a lysosomal storage disorder);
- PEG-PAL, an enzyme substitution therapy for the treatment of phenylketonuria or PKU;
- BMN-701, an enzyme replacement therapy for Pompe disease, a glycogen storage disorder;
- BMN-673, an orally available poly-ADP ribose polymerase (PARP) inhibitor for the treatment of patients with certain cancers;
- BMN-111, a peptide therapeutic for the treatment of achondroplasia; and
- Firdapse, for the treatment of LEMS in the U.S.

We are conducting preclinical development of several other product candidates for genetic and other metabolic diseases, including BMN-190 for late infantile neuronal ceroid lipofuscinosis (LINCL), a form of Batten disease.

Cost of sales includes raw materials, personnel and facility and other costs associated with manufacturing Naglazyme and Aldurazyme at our production facility in Novato, California. Cost of sales also includes third-party manufacturing costs for the production of Kuvan and Firdapse and third-party production costs related to final formulation and packaging services for all products and cost of royalties payable to third parties for all products.

Research and development includes costs associated with the research and development of product candidates and post-marketing research commitments related to our approved products. These costs primarily include preclinical and clinical studies, personnel and raw materials costs associated with manufacturing product candidates, quality control and assurance and regulatory costs.

Selling, general and administrative expense primarily includes expenses associated with the commercialization of approved products and general and administrative costs to support our operations. These expenses include: product marketing and sales operations personnel; corporate facility operating expenses; information technology expenses and depreciation; and core corporate support functions including human resources, finance and legal, and other external corporate costs such as insurance, audit and legal fees.

Intangible asset amortization and contingent consideration includes amortization expense related to our finite-lived intangible assets associated with marketing rights in the EU for Firdapse. Contingent consideration includes increases or decreases related to changes in the fair value of contingent acquisition consideration payable. Changes in fair value can result from changes in assumed probability adjustments, changes in assumed timing of when a milestone may be achieved and changes in assumed discount periods and rates.

Our cash, cash equivalents, short-term investments and long-term investments totaled $289.5 million as of December 31, 2011, compared to $402.3 million as of December 31, 2010. We have historically financed our operations primarily through the issuance of common stock and convertible debt and by relying on equipment and other commercial financing. During 2012, and for the foreseeable future, we will be highly dependent on our net product revenue to supplement our current liquidity and fund our operations. We may in the future elect to supplement this with further debt or equity offerings or commercial borrowing. Further, depending on market conditions, our financial position and performance and other factors, we may in the future choose to use a portion of our cash or cash equivalents to repurchase our convertible debt or other securities. See *"Financial Position, Liquidity and Capital Resources"* below for a further discussion of our liquidity and capital resources.

## Critical Accounting Policies and Estimates

In preparing our consolidated financial statements in accordance with accounting principles generally accepted in the U.S. and pursuant to the rules and regulations promulgated by the SEC, we make assumptions, judgments and estimates that can have a significant impact on our net income/(loss) and affect the reported amounts of certain assets, liabilities, revenue and expenses, and related disclosures. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. On a regular basis, we evaluate our assumptions, judgments and estimates. We also discuss our critical accounting policies and estimates with the audit committee of our board of directors.

We believe that the assumptions, judgments and estimates involved in the accounting for business combinations, contingent acquisition consideration payable, income taxes, long-lived assets, revenue recognition and inventory have the greatest impact on our consolidated financial statements, so we consider these to be our critical accounting policies. Historically, our assumptions, judgments and estimates relative to our critical accounting policies have not differed materially from actual results.

### *Business Combinations*

We allocate the purchase price of acquired businesses to the tangible and intangible assets acquired and liabilities assumed based upon their estimated fair values on the acquisition date. The purchase price allocation process requires management to make significant estimates and assumptions, especially at the acquisition date with respect to intangible assets and in-process research and development (IPR&D). In connection with the purchase price allocations for acquisitions, we estimate the fair value of contingent consideration payments utilizing a probability-based income approach inclusive of an estimated discount rate.

Although we believe the assumptions and estimates made are reasonable, they are based in part on historical experience and information obtained from the management of the acquired businesses and are inherently uncertain. Examples of critical estimates in valuing certain of the intangible assets and any contingent consideration we have acquired or may acquire in the future include but are not limited to:

- the feasibility and timing of achievement of development, regulatory and commercial milestones;
- expected costs to develop the in-process research and development into commercially viable products; and
- future expected cash flows from product sales.

Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results.

### *Valuation of Contingent Acquisition Consideration Payable*

Each period we reassess the fair value of the contingent acquisition consideration payable associated with certain acquisitions and record increases in the fair value as contingent consideration expense and record decreases in the fair value as a reduction of contingent consideration expense. Increases or decreases in the fair value of the contingent acquisition consideration payable can result from changes in assumed probability adjustments with respect to regulatory approval, changes in the assumed timing of when milestones will be achieved and changes in assumed discount periods and rates. Significant judgment is employed in determining the appropriateness of these assumptions each period. Accordingly, future business and economic conditions, as well as changes in any of the assumptions described in the accounting for business combinations above can materially impact the amount of contingent consideration expense that we record in any given period.

***Income Taxes***

Our consolidated balance sheets reflect net deferred tax assets that primarily represent the tax benefit of net operating loss carryforwards and credits and timing differences between book and tax recognition of certain revenue and expense items, net of a valuation allowance. When it is more likely than not that all or some portion of deferred tax assets may not be realized, we establish a valuation allowance for the amount that may not be realized. Each quarter, we evaluate the need to retain all or a portion of the valuation allowance on our net deferred tax assets. Our evaluation considers historical earnings, estimated future taxable income and ongoing prudent and feasible tax planning strategies. Adjustments to the valuation allowance increase or decrease net income (loss) in the period such adjustments are made. If our estimates require adjustments, it could have a significant impact on our consolidated financial statements.

We continually review the adequacy and necessity of the valuation allowance. If it is more likely than not that we would not realize the deferred tax benefits, then all or a portion of the valuation allowance may need to be re-established. Changes in tax laws and rates could also affect recorded deferred tax assets in the future. Management is not aware of any such changes that would have a material effect on our consolidated financial statements.

***Impairment of Long-Lived Assets***

Our long-lived assets include our investment in BioMarin/Genzyme LLC, long-term investments, property, plant and equipment, intangible assets and goodwill. We regularly review long-lived assets for impairment. The recoverability of our equity investments is measured by available external market data, including quoted prices on public stock exchanges and other relevant information. If the carrying amount of the asset is not recoverable, an impairment loss is recorded for the amount that the carrying value of the asset exceeds its fair value.

The recoverability of long-lived assets, other than goodwill, indefinite-lived intangible assets and our long-term investments is measured by comparing the asset's carrying amount to the expected undiscounted future cash flows that the asset is expected to generate. Determining whether an impairment has occurred typically requires various estimates and assumptions, including determining which cash flows are directly related to the potentially impaired asset, the useful life over which cash flows will occur, their amount, and the asset's residual value, if any. In turn, measurement of an impairment loss requires a determination of fair value, which is based on the best information available. We use internal cash flow estimates, quoted market prices when available and independent appraisals as appropriate to determine fair value. We derive the required cash flow estimates from our historical experience and our internal business plans and apply an appropriate discount rate.

The recoverability of the carrying value of buildings, leasehold improvements for our facilities and equipment will depend on the successful execution of our business initiatives and our ability to earn sufficient returns on our approved products and product candidates. We continually monitor events and changes in circumstances that could indicate carrying amounts of our fixed assets may not be recoverable. When such events or changes in circumstances occur, we assess recoverability by determining whether the carrying value of such assets will be recovered through the undiscounted expected future cash flows. If the future undiscounted cash flows are less than the carrying amount of these assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets. Based on management's current estimates, we expect to recover the carrying value of such assets.

We have recorded intangible assets, primarily related to IPR&D, and goodwill as part of our recognition and measurement of assets acquired and liabilities assumed in conjunction with our business combinations. Goodwill and intangible assets determined to be indefinite-lived assets are not amortized, but are required to be reviewed annually for impairment or more frequently if events and circumstances indicate that the carrying value may not be recoverable. We perform our annual impairment test of indefinite-lived intangible assets in the fourth quarter of each fiscal year and in between annual tests if we become aware of any events or changes in circumstances that would indicate a reduction in the fair value of the assets below their carrying values. As of December 31, 2011, we had $70.4 million of indefinite-lived assets related to IPR&D projects acquired from our business combinations. We assess recoverability by determining whether the carrying value of IPR&D assets will be recovered through the undiscounted expected future cash flows. If the future discounted cash flows are less than the carrying amount of these assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets. Based on management's current estimates, we expect to recover the carrying value of the IPR&D assets.

At December 31, 2011, the net book value of our intangible assets whose lives are considered finite in nature was $109.9 million. These intangible assets are related to marketing rights in the U.S. and the EU for Naglazyme, Kuvan and Firdapse, which are being amortized over their estimated useful lives using the straight-line method. We review these intangible assets for impairment when facts or circumstances indicate a reduction in the fair value below their carrying amount.

As of December 31, 2011, we had goodwill of $51.5 million resulting from our business combinations. We currently operate in one business segment, the biopharmaceutical development and commercialization segment. When reviewing goodwill for impairment, we assess whether goodwill should be allocated to operating levels lower than our single operating segment for which discrete financial information is available and reviewed for decision-making purposes. These lower levels are referred to as reporting units. Currently, we have identified only one reporting unit as per Financial Accounting Standards Board, or FASB Accounting Standards Codification, or ASC Topic 350-20, *Intangibles—Goodwill and Other*. We perform our annual impairment review of goodwill during the fourth quarter and whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined that the full carrying amount of an asset is not recoverable an impairment loss is recorded in the amount by which the carrying amount of the asset exceeds its fair value. We performed our annual impairment test in the fourth quarter of 2011 and determined no impairment of goodwill existed as of December 31, 2011.

***Revenue Recognition***

We recognize revenue in accordance with FASB ASC Subtopics ASC 605-15, *Revenue Recognition—Products* and ASC 605-25, *Revenue Recognition—Multiple-Element Arrangements*. Our revenues consist of net product revenues from commercial products, revenues from collaborative agreement with Merck Serono and other license and royalty revenues. Milestone payments are recognized in full when the related milestone performance goal is achieved and we have no future performance obligations related to that payment.

*Net Product Revenues*—We recognize net product revenue when persuasive evidence of an arrangement exists, the product has been delivered to the customer, title and risk of loss have passed to the customer, the price to the buyer is fixed or determinable and collection from the customer is reasonably assured. Product sales transactions are evidenced by customer purchase orders, customer contracts, invoices and/or the related shipping documents. Amounts collected from customers and remitted to governmental authorities, which are primarily comprised of value-added taxes related to Naglazyme and Firdapse sales in foreign jurisdictions, are presented on a net basis in our consolidated statements of operations, in that taxes billed to customers are not included as a component of net product revenues.

We receive a 39.5% to 50% royalty on worldwide net Aldurazyme sales by Genzyme depending on sales volume, which is included in net product revenues in the consolidated statements of operations. We recognize a portion of this amount as product transfer revenue when product is released to Genzyme because all of our performance obligations are fulfilled at that point and title to, and risk of loss for, the product has transferred to

Genzyme. The product transfer revenue represents the fixed amount per unit of Aldurazyme that Genzyme is required to pay us if the product is unsold by Genzyme. The amount of product transfer revenue will eventually be deducted from the calculated royalty rate when the product is sold by Genzyme. We record the Aldurazyme royalty revenue based on net sales information provided by Genzyme and record product transfer revenue based on the fulfillment of Genzyme purchase orders in accordance with the terms of the related agreements with Genzyme and when the title and risk of loss for the product is transferred to Genzyme. As of December 31, 2011 and 2010, accounts receivable included $31.0 million and $23.1 million, respectively, of unbilled accounts receivable related to net incremental Aldurazyme product transfers to Genzyme.

We sell Naglazyme worldwide, Kuvan in the U.S. and Canada and Firdapse in the EU. In the U.S., Naglazyme and Kuvan are generally sold to specialty pharmacies or end-users, such as hospitals, which act as retailers. We also sell Kuvan to Merck Serono at a price near its manufacturing cost, and Merck Serono resells the product to end users outside the U.S., Canada and Japan. The royalty earned from Kuvan product sold by Merck Serono in the EU is included as a component of net product revenues in the period earned and approximates four percent. Outside the U.S., Naglazyme and Firdapse are sold to our authorized distributors or directly to government purchasers or hospitals, which act as the end-users. We record reserves for rebates payable under Medicaid and other government programs as a reduction of revenue at the time product revenues are recorded. Our reserve calculations require estimates, including estimates of customer mix, to determine which sales will be subject to rebates and the amount of such rebates. We update our estimates and assumptions each quarter and record any necessary adjustments to our reserves. We record fees paid to distributors as a reduction of revenue.

We record allowances for product returns, if appropriate, as a reduction of revenue at the time product sales are recorded. Several factors are considered in determining whether an allowance for product returns is required, including market exclusivity of the products based on their orphan drug status, the patient population, the customers' limited return rights and our experience with returns. Because of the pricing of our products, the limited number of patients and customers' limited return rights, most Naglazyme, Kuvan and Firdapse customers and retailers carry a limited inventory. However, certain international customers, usually government entities, tend to purchase larger quantities of product less frequently. Although such buying patterns may result in revenue fluctuations from quarter to quarter, we have not experienced any increased product returns or risk of product returns. We rely on historical return rates to estimate returns for our commercial products. Genzyme's contractual return rights for Aldurazyme are limited to defective product. Based on these factors and the fact that we have not experienced significant product returns to date, management has concluded that product returns will be minimal. In the future, if any of these factors and/or the history of product returns changes, an allowance for product returns may be required.

The nature and amount of our current estimates of the applicable revenue dilution items that are currently applied to aggregate world-wide gross sales of Naglazyme, Kuvan and Firdapse to derive net sales are described in the table below.

| Revenue Dilution Item | Percentage of Gross Sales | Description |
|---|---|---|
| Rebates | 0.9-3.2% | Rebates payable to state Medicaid, other government programs and certain managed care providers |
| Distributor Fees | 0.3-2.9% | Fees paid to authorized distributors |
| Cash Discounts | 0.5-1.9% | Discounts offered to customers for prompt payment of accounts receivable |
| Total | 1.7-8.0% | |

We maintain a policy to record allowances for doubtful accounts for estimated losses resulting from our customers' inability to make required payments. As of December 31, 2011, our allowance for doubtful accounts was $0.5 million, compared to $0.1 million as of December 31, 2010.

*Royalty and license revenues*—Royalty and license revenues includes royalties on net sales of products with which we have no direct involvement and is recognized based on data reported by licensees or sublicensees. Royalties are recognized as earned in accordance with the contract terms when the royalty amount is fixed or determinable based on information received from the sublicensee and when collectibility is reasonably assured.

Due to the significant role we play in the operations of Aldurazyme and Kuvan, primarily the manufacturing and regulatory activities, as well as the rights and responsibilities to deliver the products to Genzyme and Merck Serono, respectively, we elected not to classify the Aldurazyme and Kuvan royalties earned as other royalty revenues and instead to include them as a component of net product revenues.

### *Inventory*

We value our inventories at the lower of cost or net realizable value. We determine the cost of inventory using the average-cost method. We analyze our inventory levels quarterly and write down inventory that has become obsolete, or has a cost basis in excess of its expected net realizable value and inventory quantities in excess of expected requirements. Expired inventory is disposed of and the related costs are recognized as cost of sales on the consolidated statements of operations.

Manufacturing costs for product candidates are expensed as research and development expenses. We consider regulatory approval of product candidates to be uncertain, and product manufactured prior to regulatory approval may not be sold unless regulatory approval is obtained. As such, the manufacturing costs for product candidates incurred prior to regulatory approval are not capitalized as inventory. When regulatory approval is obtained, we begin capitalizing inventory at the lower of cost or net realizable value.

### *Recent Accounting Pronouncements*

See Note 3 to our accompanying Consolidated Financial Statements for a full description of recent accounting pronouncements and our expectation of their impact on our consolidated results of operations and financial condition.

## Results of Operations

### *Net Income (Loss)*

Our net loss for the year ended December 31, 2011 was $53.8 million, compared to net income of $205.8 million for the year ended December 31, 2010. The change in net income (loss) was primarily a result of the following (in millions):

| | |
|---|---|
| Net income for the year ended December 31, 2010 | $ 205.8 |
| Absence of benefit from the reversal of deferred tax asset valuation allowance | (230.6) |
| Increased gross profit from product sales | 54.2 |
| Increased research and development expense | (67.1) |
| Increased selling, general and administrative expense | (23.7) |
| Decreased intangible asset amortization and contingent consideration expense | 5.0 |
| Decreased debt conversion expense | 11.9 |
| Increased income tax expense, excluding valuation allowance reversal | (6.9) |
| Other individually insignificant fluctuations | (2.4) |
| Net loss for the year ended December 31, 2011 | $ (53.8) |

The increase in gross profit from product sales during the year ended December 31, 2011 as compared to the year ended December 31, 2010 was primarily a result of additional Naglazyme patients initiating therapy, additional Kuvan patients initiating therapy in the U.S. and increased Firdapse sales in Europe. The increase in research and development expense was primarily attributed to increased development expenses for our GALNS, PEG-PAL, Firdapse, BMN-701 and BMN-673 programs. The increase in selling, general and administrative expense was primarily due to increased facility and employee related costs, continued international expansion of Naglazyme, U.S. commercialization activities related to Kuvan, the commercialization of Firdapse in Europe and increased bad debt expense.

Net income for the year ended December 31, 2010 was $205.8 million, compared to net loss of $0.5 million for the year ended December 31, 2009. The change in net income was primarily a result of the following (in millions):

| | |
|---|---|
| Net loss for the year ended December 31, 2009 | $ (0.5) |
| Benefit from reversal of deferred tax asset valuation allowance | 230.6 |
| Increased gross profit from product sales | 49.6 |
| Decreased impairment loss on equity investments | 5.8 |
| Increased research and development expense | (32.2) |
| Increased selling, general and administrative expense | (27.4) |
| Debt conversion expense | (13.7) |
| Increased intangible asset amortization and contingent consideration expense | (3.5) |
| Other individually insignificant fluctuations | (2.9) |
| Net income for the year ended December 31, 2010 | $205.8 |

In the third quarter of 2010, we determined that it is more likely than not that the majority of our deferred tax assets, including net operating loss carryforwards and tax credits, will be realized, resulting in the reversal of the valuation allowance and an income tax benefit of $223.1 million for the quarter. The increase in gross profit from product sales in 2010 as compared to 2009 is primarily a result of additional Naglazyme patients initiating therapy, additional Kuvan patients initiating therapy in the U.S. and the commercial launch of Firdapse in April 2010. The increase in research and development expense is primarily attributed to increased development expenses for our GALNS, PEG-PAL, Firdapse, BMN-701 and BMN-673 programs. The increase in selling, general and administrative expense is primarily due to increased facility and employee related costs, continued international expansion of Naglazyme and the commercialization of Firdapse in Europe. The debt conversion expense was related to the early conversion of a portion of our convertible debt in November 2010. The increase in intangible asset amortization and contingent consideration is attributed to the amortization of the Firdapse EU marketing rights and the change in the fair values of contingent acquisition consideration payable to the former stockholders of Huxley Pharmaceuticals, Inc. (Huxley), LEAD Therapeutics, Inc. (LEAD) and ZyStor Therapeutics, Inc. (ZyStor).

See below for additional information related to the primary net income/(loss) fluctuations presented above, including details of our operating expense fluctuations.

***Net Product Revenues, Cost of Sales and Gross Profit***

Net product revenues were as follows (in millions):

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2011 | 2010 | 2009 | 2011 v. 2010 | 2010 v. 2009 |
| Naglazyme | $224.9 | $192.7 | $168.7 | $32.2 | $24.0 |
| Kuvan | 116.8 | 99.4 | 76.8 | 17.4 | 22.6 |
| Firdapse | 13.1 | 6.4 | 0 | 6.7 | 6.4 |
| Aldurazyme | 82.8 | 71.2 | 70.2 | 11.6 | 1.0 |
| Total net product revenues | $437.6 | $369.7 | $315.7 | $67.9 | $54.0 |

Net revenues and related gross profit attributed to our collaboration with Genzyme were as follows (in millions):

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2011 | 2010 | 2009 | 2011 v. 2010 | 2010 v. 2009 |
| Aldurazyme revenue reported by Genzyme | $185.2 | $166.8 | $155.1 | $18.4 | $11.7 |
| Royalties due from Genzyme | $ 74.2 | $ 68.0 | $ 61.8 | $ 6.2 | $ 6.2 |
| Incremental (previously recognized) Aldurazyme product transfer revenue | 8.6 | 3.2 | 8.4 | 5.4 | (5.2) |
| Total Aldurazyme net product revenues | $ 82.8 | $ 71.2 | $ 70.2 | $11.6 | $ 1.0 |
| Gross profit | $ 57.8 | $ 53.4 | $ 51.9 | $ 4.4 | $ 1.5 |

**2011 compared to 2010**

Naglazyme net product revenues for the year ended December 31, 2011 totaled $224.9 million, of which $194.2 million was earned from customers based outside the U.S. The impact of foreign currency exchange rates on Naglazyme sales denominated in currencies other than the U.S. dollar was negative by $0.2 million for 2011. Gross profit from Naglazyme sales during 2011 was $186.9 million, representing gross margins of 83%. Gross profit from Naglazyme sales in 2010 was $158.3 million representing gross margins of 82%. Naglazyme gross margins for the year ended December 31, 2011 were consistent with expectations and are expected to improve slightly in 2012 as a result of our purchase of the Naglazyme intellectual property from SA Pathology in November 2011. Prior to the purchase, we licensed the intellectual property from SA Pathology and paid them a five percent royalty on net sales of Naglazyme. See Note 10 to our accompanying Consolidated Financial Statements for additional discussion of the transaction.

Net product revenue for Kuvan for the year ended December 31, 2011 was $116.8 million, compared to $99.4 million for the year ended December 31, 2010. Gross profit from Kuvan during 2011 was approximately $98.1 million representing gross margins of 84%, compared to 2010 when gross profit totaled $82.7 million representing gross margins of 83%. The increase in gross margins was primarily attributed to price increases at the end of 2010. Cost of goods sold for the years ended December 31, 2011 and 2010 reflect royalties paid to third parties of 10% and 11%, respectively. During 2011, we earned $1.6 million in royalties from Merck Serono on their net sales of $40.4 million, compared to 2010 when we earned $0.9 million in royalties from Merck Serono on their net sales of $23.7 million. Kuvan gross margins for the year ended December 31, 2011 were consistent with expectations and are not expected to fluctuate significantly in the future.

We launched Firdapse in Europe on a country-by-country basis beginning in April 2010. Net product revenue for Firdapse for the year ended December 31, 2011 was $13.1 million, compared to $6.4 million for the year ended December 31, 2010. Gross profit from Firdapse for 2011 was $10.8 million representing gross margins of 82% compared to 2010 when gross profit was $5.0 million representing gross margins of 79%. Cost of goods sold for the years ended December 31, 2011 and 2010 reflect royalties paid to third parties of approximately 8%.

During the year ended December 31, 2011, Aldurazyme gross margins were 70%, compared to the year ended December 31, 2010 when gross margins were 75%. Aldurazyme gross margins reflect the profit earned on royalty revenue and net incremental product transfer revenue. The change in margins is attributed to the shift in revenue mix between royalty revenue and net product transfer revenues. Aldurazyme gross margins are expected to fluctuate depending on the mix of royalty revenue, from which we earn higher gross profit, and product transfer revenue, from which we earn lower gross profit.

Total cost of sales for the year ended December 31, 2011 was $84.0 million, compared to $70.3 million for the year ended December 31, 2010. The increase in cost of sales during 2011 compared to 2010 was primarily attributed to the increase in product sales and the shift in Aldurazyme revenue mix between royalty revenue and net product revenues.

**2010 compared to 2009**

Net product revenues for Naglazyme in 2010 totaled $192.7 million, of which $163.4 million was earned from customers based outside the U.S. The impact of foreign currency exchange rates on Naglazyme sales denominated in currencies other than the U.S. dollar was unfavorable by $1.7 million for 2010. Gross profit from Naglazyme sales in 2010 was $158.3 million representing gross margins of 82%. Gross profits from Naglazyme sales in 2009 were $134.0 million representing gross margins of approximately 79%. The slight increase in gross margins during 2010 as compared to 2009 is primarily due to the impact of improved manufacturing yields.

Net product revenue for Kuvan during 2010 was $99.4 million, compared to $76.8 million in 2009. Gross profit from Kuvan in 2010 was approximately $82.7 million, representing gross margins of approximately 83%, compared to 2009 when gross profit totaled $63.9 million, representing gross margins of approximately 83%. Cost of goods sold for all periods reflect royalties paid to third parties of 11%. During 2010, we earned $0.9 million in royalties from Merck Serono on net sales of $23.7 million. Royalties earned from Merck Serono during 2009 were $0.3 million on net sales of $6.9 million.

We launched Firdapse in Europe on a country-by-country basis in April 2010. Net product revenue for Firdapse during 2010 was $6.4 million. Gross profit from Firdapse was $5.0 million starting in 2010, representing gross margins of 79% and reflects royalties paid to third parties of approximately 8%.

In 2010, Aldurazyme gross margins were 75%, compared to 74% in 2009. Aldurazyme gross margins reflect the profit earned on royalty revenue and net incremental product transfer revenue. The change in gross margins is attributed to a shift in revenue mix between royalty revenue and net product transfer revenues. Aldurazyme gross margins are expected to fluctuate depending on the mix of royalty revenue, from which we earn higher gross profit, and product transfer revenue, from which we earn a lower gross profit.

Total cost of sales in 2010 was $70.3 million, compared to $65.9 million in 2009. The increase in cost of sales in 2010 compared to 2009 is primarily attributed to the increase in Kuvan product sales and Firdapse product sales which commenced in April 2010.

***Royalty and License Revenues***

Royalty and license revenues were as follows (in millions):

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2011 | 2010 | 2009 | 2011 v. 2010 | 2010 v. 2009 |
| Orapred product royalties | $1.3 | $4.7 | $5.6 | $(3.4) | $(0.9) |
| 6R-BH4 royalty revenues | 1.9 | 1.2 | 1.0 | 0.7 | 0.2 |
| Total | $3.2 | $5.9 | $6.6 | $(2.7) | $(0.7) |

Royalty and license revenues include Orapred product royalties, a product we acquired in 2004 and sublicensed in 2006, and 6R-BH4 royalty revenues for product sold in Japan. There is no cost of sales associated with the royalty and license revenues recorded during the periods and no related costs are expected in future periods.

We receive a royalty of 10% to 30% on net sales of Orapred from Shionogi Inc. and a 15% royalty on net sales of 6R-BH4 from Daiichi Sankyo Co., LTD.

***Research and Development***

Research and development expense increased to $214.4 million for the year ended December 31, 2011, from $147.3 million for the year ended December 31, 2010. The change in research and development expense was primarily a result of the following (in millions):

| | |
|---|---|
| Research and development expense for the year ended December 31, 2010 | $147.3 |
| Increased GALNS for MPS IV A development expenses | 26.4 |
| Increased BMN-701 development expenses | 15.0 |
| Increased PEG-PAL development expenses | 11.3 |
| Increased BMN-111 development expenses | 11.3 |
| Increased ongoing development expenses related to commercial products | 2.8 |
| Decreased BMN-195 for Duchenne muscular dystrophy development expenses | (3.3) |
| Decreased BMN-673 development expenses | (0.9) |
| Increased stock-based compensation expense related to research and development | 2.6 |
| Increase in non-allocated research and development expenses and other net changes | 1.9 |
| Research and development expense for the year ended December 31, 2011 | $214.4 |

The increase in GALNS, PEG-PAL, BMN-673 and BMN-701 development expense was attributed to increased clinical trial activities related to these product candidates. The increase in research and development expenses related to commercial products was primarily attributed to long-term Firdapse clinical activities related to post-approval regulatory commitments in the EU. The decrease in development expense related to BMN-195 was attributed to the termination of our license agreement with Summit plc in October 2010. The increase in stock-based compensation expense is a result of an increased number of options outstanding due to an increased number of employees. The increase in non-allocated research and development expense primarily includes increases research and development personnel costs that are not allocated to specific programs. We expect to continue incurring significant research and development expense for the foreseeable future due to long-term clinical activities related to post-approval regulatory commitments related to our approved products and spending on our GALNS, PEG-PAL, Firdapse, BMN-673, BMN-701 and BMN-111 programs and our other product candidates.

Research and development increased to $147.3 million for the year ended December 31, 2010, from $115.1 million for the year ended December 31, 2009. The change in research and development was primarily a result of the following (in millions):

| | |
|---|---|
| Research and development for the year ended December 31, 2009 | $115.1 |
| Increased GALNS for MPS IV A development expense | 10.5 |
| Increased BMN-673 development expenses | 8.3 |
| Increased development expenses related to commercial products | 8.9 |
| Increased PEG-PAL development expenses | 5.3 |
| Increased research and development expenses on early development stage programs | 5.8 |
| Increased BMN-701 development expenses | 2.5 |
| Absence of license payment related to collaboration with La Jolla Pharmaceutical Company | (8.8) |
| Decreased 6R-BH4 development expenses for indications other than PKU | (4.2) |
| Decreased prodrug development expense | (2.6) |
| Increased stock-based compensation expense | 1.9 |
| Increase in non-allocated research and development expenses and other net changes | 4.6 |
| Research and development for the year ended December 31, 2010 | $147.3 |

The increase in GALNS and PEG-PAL development expense is attributed to increased clinical trial activities related to the product candidates. The increase in BMN-673 development expense relates to pre-clinical activities related to the product candidate acquired from LEAD during the first quarter of 2010. The increase in research and development expenses related to commercial products is primarily attributed to long-term Kuvan and Firdapse clinical activities related to post-approval regulatory commitments in the U.S. and EU, respectively. The increase in BMN-701 development expense relates to pre-clinical activities related to the product candidate acquired from ZyStor during the third quarter of 2010. During the first quarter of 2009, we paid La Jolla Pharmaceutical Company (La Jolla) an up-front license fee for the rights to develop and commercialize La Jolla's investigational drug, Riquent. We terminated the license agreement with La Jolla in 2009 and there were no additional development expense for Riquent in 2010. The decrease in 6R-BH4 development expense expenses for indications other than PKU is primarily due to a decline in clinical studies in 2010 compared to 2009. The increase in stock-based compensation expense is a result of an increased number of options outstanding due to an increased number of employees. The increase in non-allocated research and development expense primarily includes increases in general research costs and research and development personnel costs that are not allocated to specific programs.

***Selling, General and Administrative***

Selling, general and administrative expense increased to $175.4 million for the year ended December 31, 2011, from $151.7 million for the year ended December 31, 2010. The change in selling, general and administrative expenses was primarily a result of the following (in millions):

| | |
|---|---|
| Selling, general and administrative expense for the year ended December 31, 2010 | $151.7 |
| Increased sales and marketing expenses related to commercial products | 8.4 |
| Increased bad debt expense | 1.1 |
| Absence of transaction costs related to the acquisition of ZyStor | (1.8) |
| Increased stock-based compensation expense | 2.6 |
| Increased information technology expense | 2.3 |
| Increased foreign exchange loss on unhedged transactions | 1.9 |
| Increased GALNS pre-commercial expense | 1.7 |
| Net increase in corporate overhead and other administrative expenses | 7.5 |
| Selling, general and administrative expense for the year ended December 31, 2011 | $175.4 |

We continue to incur sales and marketing expense for Naglazyme and Kuvan as a result of continued expansion of our international and U.S. activities, respectively, and spending related to the European commercialization of Firdapse, which launched in the EU in April 2010. The increase in corporate overhead and other administrative costs during 2011 was primarily comprised of increased employee related costs, legal costs, accounting costs and facility costs. We expect selling, general and administrative expenses to increase in future periods as a result of the international expansion of Naglazyme, the European commercialization activities for Firdapse and the U.S. commercialization activities for Kuvan.

Selling, general and administrative expense increased to $151.7 million for the year ended December 31, 2010, from $124.3 million for the year ended December 31, 2009. The change in selling, general and administrative expenses was primarily a result of the following (in millions):

| | |
|---|---|
| Selling, general and administrative expense for the year ended December 31, 2009 | $124.3 |
| Increased sales and marketing expenses related to commercial products | 10.0 |
| Increased consulting expenses | 3.0 |
| Increased information technology expense | 1.5 |
| Increased legal and accounting expenses | 1.1 |
| Transaction costs related to the acquisition of ZyStor in the third quarter of 2010 | 1.8 |
| Increased depreciation expense | 1.5 |
| Increased stock-based compensation expense | 0.8 |
| Increased foreign exchange losses on unhedged transactions | 0.3 |
| Net increase in corporate overhead and other administrative expenses | 7.4 |
| Selling, general and administrative expense for the year ended December 31, 2010 | $151.7 |

The increase in sales and marketing expenses related to commercial products in 2010 was attributed to continued expansion of our international activities and spending related to the European commercialization of Firdapse, which launched in April 2010. Transaction costs related to the ZyStor acquisition consisted of legal and investment banker fees and transaction bonuses paid to former ZyStor employees and directors. The increase in corporate overhead and other administrative costs during the 2010 was primarily comprised of increased employee related costs, legal costs and facility costs.

### *Intangible Asset Amortization and Contingent Consideration*

Intangible asset amortization and contingent consideration expense is comprised of amortization of the European marketing rights for Firdapse and changes in the fair value of contingent acquisition consideration payable to former stockholders of our acquired businesses. Changes in the fair value of contingent acquisition consideration payable results from adjustments to the discount rates and updates to the assumed probability of achievement or timing of milestones. Intangible asset amortization and contingent consideration expense consisted of the following (in millions):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Amortization of Orapred intangible assets | $ 0 | 0 | 2.9 |
| Amortization of Firdapse European marketing rights | 3.2 | $2.4 | $ 0 |
| Changes in the fair value of contingent acquisition consideration payable | (1.8) | 4.0 | 0 |
| Total intangible asset amortization and contingent consideration | $ 1.4 | $6.4 | $2.9 |

The change in the contingent consideration amount was due to changes in the fair value of contingent acquisition consideration payable resulting from changes in estimated probability and the estimated timing of when certain milestones may be achieved. The increase in the intangible asset amortization portion was attributed to the European commercial launch of Firdapse in April 2010, thus amortization expense in 2011 is comprised of twelve months of amortization expense related to the Firdapse European marketing rights compared to nine months of amortization expense in 2010. Amortization of intangible assets for 2009 was comprised of seven months of amortization expense related to the intangible assets acquired in the Ascent Pediatrics transaction in May 2004, including Orapred developed and core technology.

See Note 10 to our accompanying Consolidated Financial Statements for additional discussion.

### *Equity in the Loss of BioMarin/Genzyme LLC*

Equity in the loss of BioMarin/Genzyme LLC includes our 50% share of the joint venture's loss for the period. BioMarin/Genzyme LLC's operations consist primarily of certain research and development activities and the intellectual property that are managed by the joint venture, with costs shared equally by BioMarin and Genzyme.

Equity in the loss of the joint venture totaled $2.4 million for the year ended December 31, 2011, compared to $3.0 million and $2.6 million for the years ended December 31, 2010 and 2009, respectively.

### *Interest Income*

We invest our cash, short-term and long-term investments in government and other high credit quality securities in order to limit default and market risk. Interest income totaled $2.9 million for the year ended December 31, 2011, compared to $4.1 million and $5.1 million for the years ended December 31, 2010 and 2009, respectively. The reduced interest income during 2011 and 2010, as compared to 2009 was due to decreased levels of cash and investments and lower market interest rates. We expect that interest income will continue to decline in 2012 as compared to 2011 due to lower cash and investment balances and reduced interest yields.

### *Interest Expense and Debt Conversion Expense*

We incur interest expense on our convertible debt. Interest expense for the year ended December 31, 2011 was $8.3 million, compared to $10.3 million and $14.1 million for the years ended December 31, 2010 and 2009, respectively. The decrease in interest expense was attributed to the early conversion of $29.2 million and $119.6 million in aggregate principal of our senior subordinated convertible notes due 2013 (the 2013 Notes) in September 2011 and November 2010, respectively. In connection with the early conversion of the 2013 Notes, we recognized debt conversion expenses of $1.9 million and $13.7 million in 2011 and 2010, respectively. We expect interest expense for 2012 and the first quarter of 2013 to be $1.7 million per quarter based on the amount of our outstanding debt at December 31, 2011. See Note 15 to our accompanying Consolidated Financial Statements for additional discussion.

### *Provision for (Benefit from) Income Taxes*

During the year ended December 31, 2011 we recognized income tax expense of 10.2 million, compared to a benefit from income taxes of $227.3 million during the year ended December 31, 2010. The provision for income tax for the year ended December 31, 2011 consisted of foreign and state current and deferred tax expense related to the utilization of a portion of our federal net operating loss carryforwards. The benefit from income tax during the year ended December 31, 2010 consisted of foreign and state current tax expense and deferred tax benefit related to the release of $230.6 million of our valuation allowance in 2010. See Note 22 to our accompanying Consolidated Financial Statements for additional discussion of the components of income tax expense (benefit).

## Financial Position, Liquidity and Capital Resources

We have historically financed our operations primarily through the issuance of common stock and convertible debt and by relying on equipment and other commercial financing. During 2012, and for the foreseeable future, we will be highly dependent on our net product revenue to supplement our current liquidity and fund our operations. We may in the future elect to supplement this with further debt or equity offerings or commercial borrowing. Further, depending on market conditions, our financial position and performance and other factors, we may in the future choose to use a portion of our cash or cash equivalents to repurchase our convertible debt or other securities.

Our financial condition as of December 31 for each of the years indicated included the following (in millions):

| | 2011 | 2010 | 2009 | 2011 v 2010 | 2010 v. 2009 |
|---|---|---|---|---|---|
| Cash and cash equivalents | $ 46.3 | $ 88.1 | $167.2 | $ (41.8) | $ (79.1) |
| Short-term investments | 148.8 | 186.0 | 133.5 | (37.2) | 52.5 |
| Long-term investments | 94.4 | 128.2 | 169.8 | (33.8) | (41.6) |
| Cash, cash equivalents and investments | $289.5 | $402.3 | $470.5 | $(112.8) | $ (68.2) |
| Current assets | $469.8 | $504.3 | $467.7 | $ (34.5) | $ 36.6 |
| Current liabilities | 94.1 | 83.8 | 78.2 | 10.3 | 5.6 |
| Working capital | $375.7 | $420.5 | $389.5 | $ (44.8) | $ 31.0 |
| Convertible debt | $348.3 | $377.5 | $497.1 | $ (29.2) | $(119.6) |

Our cash flows for each of the years ended December 31 is summarized as follows (in millions):

| | 2011 | 2010 | 2009 | 2011 v. 2010 | 2010 v. 2009 |
|---|---|---|---|---|---|
| Cash and cash equivalents at the beginning of the year | $ 88.1 | $ 167.2 | $222.9 | $ (79.1) | $(55.7) |
| Net cash provided by operating activities | 18.8 | 18.7 | 87.7 | 0.1 | (69.0) |
| Net cash used in investing activities | (89.6) | (101.3) | (79.6) | 11.7 | (21.7) |
| Net cash provided by (used in) financing activities | 29.0 | 3.5 | (63.8) | 25.5 | 67.3 |
| Cash and cash equivalents at the end of the year | $ 46.3 | $ 88.1 | $167.2 | $ (41.8) | $(79.1) |
| Short-term and long-term investments | 243.2 | 314.2 | 303.3 | (71.0) | 10.9 |
| Cash, cash equivalents and investments | $289.5 | $ 402.3 | $470.5 | $(112.8) | $(68.2) |

***Cash, cash equivalents and investments***

The decrease in cash, cash equivalents and investments from December 31, 2010 was primarily attributed to the $49.7 million of cash used in the purchase of the Shanbally facility and the $81.0 million purchase of the Naglazyme intellectual property (Naglazyme IP), partially offset by proceeds from Employee Stock Purchase Plan (ESPP) contributions and stock option exercises of $33.6 million.

***Working Capital***

Working capital was $375.7 million at December 31, 2011, a decrease of $44.8 million from working capital of $420.5 million at December 31, 2010. The decrease was primarily attributed to a decrease of $79.0 million in cash, cash equivalents and short-term investments and an increase of $10.3 million in accounts payable and accrued liabilities, offset by increases in accounts receivable, inventory and other current assets of $18.3 million, $20.4 million and $5.9 million, respectively.

Our product sales to government-owned or government-funded customers in certain Southern European countries, including Greece, are subject to payment terms that are imposed by government authority. Because these customers are government-owned or government-funded, we may be impacted by declines in sovereign credit ratings or sovereign defaults in these countries. In 2010, the Greek government announced a plan for repayment of its debt to international pharmaceutical companies. This plan called for the majority of pharmaceutical industry receivables from 2007 to 2009 to be settled in non-interest bearing bonds issued by the Greek government, with maturity dates ranging from one to four years. In December 2011, we received Greek government-issued bonds with a fair value of $0.2 million as consideration for accounts receivable totaling $0.8 million.

A significant or further decline in sovereign credit ratings or a default in Greece, or in other Southern European countries, may decrease the likelihood that we will collect accounts receivable or may increase the discount rates and the length of time until receivables are collected, which could result in a negative impact to our operating results. As of December 31, 2011, approximately 15.4% of our outstanding accounts receivable relate to such countries.

***Cash Provided by Operating Activities***

Cash provided by operating activities of $18.8 million for the year ended December 31, 2011 primarily related to net loss of $53.8 million, adjusted for non-cash items such as $36.1 million of depreciation and amortization expenses, $43.9 million of stock-based compensation expense, $4.4 million of deferred income taxes and $7.2 million of unrealized foreign exchange gains on forward foreign currency exchange contracts. Partially offsetting cash provided by operating activities were increases in accounts receivable and inventory totaling $38.7 million due to the growth of our commercial products.

Cash provided by operating activities of $18.7 million for the year ended December 31, 2010 primarily relate to net income of $205.8 million, adjusted for non-cash items such as $230.6 million income tax benefit related to the reversal of a substantial portion of our deferred tax asset allowance, $27.7 million of depreciation and amortization expenses, $38.4 million of stock-based compensation expense and a $4.0 million increase in the fair value of contingent acquisition consideration payable. Partially offsetting cash provided by operating activities were increases in accounts receivable and inventory totaling $44.1 million due to growth of our commercial products.

Cash provided by operating activities of $87.7 million for the year ended December 31, 2009 primarily relate to net loss of $0.5 million, adjusted for non-cash items such as $21.0 million of depreciation and amortization expenses, $36.0 million of stock-based compensation expense and $5.8 million of impairment loss on equity investments. Partially offsetting cash provided by operating activities were increases in accounts receivable and inventory totaling $24.7 million due to growth in our commercial products.

### *Cash Used in Investing Activities*

Net cash used in investing activities for the year ended December 31, 2011 was $89.6 million, compared to net cash used of $101.3 million and $79.6 million for the years ended December 31, 2010 and 2009, respectively. Our investing activities have consisted primarily of purchases and sales and maturities of investments, capital expenditures and cash paid for net assets acquired in business combinations. The decrease in net cash used in investing activities for the year ended December 31, 2011 compared to the year ended December 31, 2010 was primarily due to increased capital expenditures of $23.8 million and lower spending on business acquisitions of $33.0 million, partially offset by the $81.0 million purchase of Naglazyme IP and increased net settlements of investment securities of $81.9 million. Capital expenditures during 2011 were primarily comprised of the purchase of the Shanbally facility in August for a total purchase price of $49.7 million. The increase in net cash used in investing activities for the year ended December 31, 2010 compared to the year ended December 31, 2009 was primarily due to increased spending on business acquisitions of $15.4 million and decreased net settlements of investment securities of $45.1 million, offset by decreased capital expenditures of $40.3 million. The decrease in capital expenditures during 2010 was primarily driven by the completion of the expansion and improvements to our Novato, California manufacturing facility during the third quarter of 2010.

### *Cash Provided by (Used in) Financing Activities*

Net cash provided by financing activities for the year ended December 31, 2011 was $29.0 million, compared to net cash provided by financing activities of $3.5 million and net cash used in financing activities of $63.8 million for the years ended December 31, 2010 and 2009, respectively. Our financing activities primarily include payments related to our contingent acquisition obligations, payments related to our convertible debt obligations and proceeds from the ESPP and stock option exercises. The increase in net cash provided by financing activities during 2011, compared to 2010 was due to the decrease in payments of contingent acquisition consideration of $14.0 million and lower induced debt conversion payments of $11.9 million. See Note 15 to our accompanying Consolidated Financial Statements for additional discussion. The increase in our net cash provided by financing activities during 2010, compared to 2009 was primarily due to the absence of the $73.6 million Orapred acquisition payment made in 2009 and $22.2 million increased proceeds from ESPP contributions and stock option exercise, partially offset by contingent consideration payments of $15.9 million and payments of $14.1 million related to the November 2010 induced conversion of the 2013 Notes.

### *Other Information*

In March 2006, we sold approximately $172.5 million of the 2013 Notes. The debt was issued at face value and bears interest at the rate of 2.5% per annum, payable semi-annually in cash. In September 2011, $29.2 million in aggregate principal of the 2013 Notes were converted into approximately 1.8 million shares of our common stock. In November 2010, $119.6 million in aggregate principal of the 2013 Notes were converted into approximately 7.2 million shares of our common stock. The debt does not contain a call provision included and we are unable to unilaterally redeem the remaining debt prior to maturity in 2013. The remaining $23.7 million of the 2013 Notes is convertible, at the option of the holder, at any time prior to maturity, into shares of our common stock at a conversion price of approximately $16.58 per share, subject to adjustment in certain circumstances. However, we must repay the remaining debt prior to maturity if there is a qualifying change in control or termination of trading of our common stock.

In April 2007, we sold approximately $324.9 million of senior subordinated convertible notes due April 2017 (the 2017 Notes). The debt was issued at face value and bears interest at the rate of 1.875% per annum, payable semi-annually in cash. The debt is convertible, at the option of the holder, at any time prior to maturity, into shares of our common stock at a conversion price of approximately $20.36 per share, subject to adjustment in certain circumstances. Our debt does not contain a call provision and we are unable to unilaterally redeem the debt prior to maturity in 2017. We also must repay the debt if there is a qualifying change in control or termination of trading of our common stock. See Note 15 to our accompanying Consolidated Financial Statements for additional discussion. Our $348.3 million of total convertible debt as of December 31, 2011 will impact our liquidity due to the semi-annual cash interest payments and will impact our liquidity if the holders do not convert on or prior to the scheduled repayments of the debt.

We expect to fund our operations with our net product revenues from our commercial products; cash; cash equivalents; short-term and long-term investments supplemented by proceeds from equity or debt financings; and loans or collaborative agreements with corporate partners, each to the extent necessary. We expect our current cash, cash equivalents and short-term and long-term investments will meet our operating and capital requirements for the foreseeable future based on our current long-term business plans and assuming that we are able to achieve our long-term goals. This expectation could also change depending on how much we elect to spend on our development programs and for potential licenses and acquisitions of complementary technologies, products and companies.

On October 23, 2009, we acquired Huxley, which has rights to Firdapse for a total purchase price of $37.2 million, of which $15.0 million was paid in cash and $22.2 million represented the acquisition date fair value of contingent acquisition consideration payable. In connection with the acquisition, we agreed to pay the Huxley stockholders additional consideration in future periods of up to $41.9 million (undiscounted) in milestone payments if certain annual sales, cumulative sales and U.S. development milestones are met. During 2011, 2010 and 2009 we made milestone payments of $3.0 million, $6.5 million and $1.0 million, respectively, related to the attainment of development milestones.

On February 10, 2010, we acquired LEAD, which had the key compound now referred to as BMN-673, for a total purchase price of $39.1 million, of which $18.6 million was paid in cash and $20.5 million represented the acquisition date fair value of contingent acquisition consideration payable. We paid $3.0 million of the $18.6 million in cash during December 2009. In connection with the acquisition, we agreed to pay the LEAD stockholders additional consideration in future periods of up to $68.0 million (undiscounted) in milestone payments if certain clinical, development and sales milestones are met. In December 2010, the Medicines and Healthcare Products Regulatory Agency (MRHA) in the United Kingdom issued a notice of acceptance for BMN-673 triggering the payment of an $11.0 million regulatory milestone to the former LEAD stockholders.

On August 17, 2010, we acquired ZyStor, which had the compound now referred to as BMN-701, for a total purchase price of $35.9 million, of which $20.3 million was paid in cash, $2.0 million was held back and $15.6 million represented the acquisition date fair value of contingent acquisition consideration payable. The purpose of the holdback of the purchase price was to satisfy any obligations of the former ZyStor stockholders to pay any indemnification claims to BioMarin. During 2011, we recorded a reduction to goodwill of $1.5 million related to the retention of a portion of the $2.0 million held back at closing. The remainder of the holdback was released to the former ZyStor stockholders in the fourth quarter of 2011. In connection with the acquisition, we agreed to pay ZyStor stockholders additional consideration in future periods of up to $93.0 million (undiscounted) in milestone payments if certain clinical, development and sales milestones are met.

***Funding Commitments***

Our investment in our product development programs and continued development of our existing commercial products has a major impact on our operating performance. Our research and development expenses during the three years ended December 31, 2011 and during the period since inception (March 1997 for the portion not allocated to any major program) were as follows (in millions):

| | 2011 | 2010 | 2009 | Since Program Inception |
|---|---|---|---|---|
| Naglazyme | $ 10.3 | $ 9.7 | $ 9.8 | $152.4 |
| Kuvan | 12.6 | 12.8 | 11.5 | 126.7 |
| Firdapse | 11.0 | 8.8 | 0.5 | 20.3 |
| GALNS for MPS IV A | 54.5 | 28.1 | 17.7 | 114.8 |
| BMN-673 | 7.4 | 8.3 | 0 | 15.7 |
| BMN-701 | 17.5 | 2.5 | 0 | 20.0 |
| BMN-111 | 13.6 | 2.3 | 0 | 15.9 |
| PEG-PAL | 27.7 | 16.4 | 11.2 | 86.5 |
| Not allocated to specific major current projects | 59.8 | 58.4 | 64.4 | 414.0 |
| Totals | $214.4 | $147.3 | $115.1 | $966.3 |

We cannot estimate with certainty the cost to complete any of our product development programs. Additionally, except as disclosed under *"Overview"* above, we cannot precisely estimate the time to complete any of our product development programs or when we expect to receive net cash inflows from any of our product development programs. Please see *"Risk Factors"* included in this Annual Report on Form 10-K for a discussion of the reasons we are unable to estimate such information, and in particular the following risk factors included in this Annual Report on Form 10-K:

- *If we fail to maintain regulatory approval to commercially market and sell our drugs, or if approval is delayed, we will be unable to generate revenue from the sale of these products, our potential for generating positive cash flow will be diminished, and the capital necessary to fund our operations will be increased;*
- *To obtain regulatory approval to market our products, preclinical studies and costly and lengthy preclinical and clinical trials are required and the results of the studies and trials are highly uncertain;*
- *If we are unable to successfully develop manufacturing processes for our drug products to produce sufficient quantities at acceptable costs, we may be unable to meet demand for our products and lose potential revenue, have reduced margins or be forced to terminate a program;*
- *If we fail to compete successfully with respect to product sales, we may be unable to generate sufficient sales to recover our expenses related to the development of a product program or to justify continued marketing of a product and our revenue could be adversely affected; and*
- *If we do not achieve our projected development goals in the timeframes we announce and expect, the commercialization of our products may be delayed and the credibility of our management may be adversely affected and, as a result, our stock price may decline.*

We may elect to increase our spending above our current long-term plans and consequently we may be unable to achieve our long-term goals. This may increase our capital requirements, including: costs associated with the commercialization of our products; additional clinical trials; investments in the manufacturing of

Naglazyme, Aldurazyme, Kuvan and Firdapse; preclinical studies and clinical trials for our other product candidates; potential licenses and other acquisitions of complementary technologies, products and companies; general corporate purposes; and working capital.

Our future capital requirements will depend on many factors, including, but not limited to:

- our ability to successfully market and sell Naglazyme, Kuvan and Firdapse;
- Genzyme's ability to continue to successfully market and commercialize Aldurazyme;
- the progress, timing, scope and results of our preclinical studies and clinical trials;
- the time and cost necessary to obtain regulatory approvals and the costs of post-marketing studies which may be required by regulatory authorities;
- the time and cost necessary to develop commercial manufacturing processes, including quality systems and to build or acquire manufacturing capabilities;
- the time and cost necessary to respond to technological and market developments;
- any changes made to or new developments in our existing collaborative, licensing and other commercial relationships or any new collaborative, licensing and other commercial relationships that we may establish; and
- whether our convertible debt is converted to common stock in the future.

### *Off-Balance Sheet Arrangements*

We do not have any off-balance sheet arrangements that are currently material or reasonably likely to be material to our consolidated financial position or results of operations.

We have contractual and commercial obligations under our debt, operating leases and other obligations related to research and development activities, purchase commitments, licenses and sales royalties with annual minimums. Information about these obligations as of December 31, 2011 is presented in the table below (in millions).

| | Payments Due by Period | | | | | |
|---|---|---|---|---|---|---|
| | 2012 | 2013 | 2014-2015 | 2016-2017 | 2018 and Thereafter | Total |
| Convertible debt and related interest | $ 6.7 | $29.8 | $12.2 | $334.0 | $ 0 | $382.7 |
| Operating leases | 5.3 | 4.7 | 6.1 | 3.6 | 2.1 | 21.8 |
| Research and development and purchase commitments | 7.5 | 13.1 | 2.3 | 0 | 0 | 22.9 |
| Total | $19.5 | $47.6 | $20.6 | $337.6 | $2.1 | $427.4 |

We are also subject to contingent payments related to various development activities totaling approximately $357.9 million, which are due upon achievement of certain development and commercial milestones, and if they occur before certain dates in the future.

On January 6, 2012, we entered into two lease agreements with SR Corporate Center Phase Two, LLC to accommodate our continued growth and to relocate our corporate headquarters to San Rafael, California (the Leases). The Leases have a term of ten years, commencing on April 15, 2012, with two five-year options to extend. Our commitment over the ten years totals $40.8 million plus increases in facility operating expenses. The Leases are secured by an irrevocable standby letter of credit of $4.7 million, which declines over a period of five years to $0.7 million for the period from January 30, 2016 to lease expiration. Additionally, we have the right to terminate the Leases after eight years upon the payment of a preset termination fee.

## Item 7A. Quantitative and Qualitative Disclosure About Market Risk

### *Interest Rate Market Risk*

Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio. By policy, we place our investments with highly rated credit issuers and limit the amount of credit exposure to any one issuer. As stated in our investment policy, we seek to improve the safety and likelihood of preservation of our invested funds by limiting default risk and market risk.

We mitigate default risk by investing in high credit quality securities and by positioning our portfolio to respond appropriately to a significant reduction in a credit rating of any investment issuer or guarantor. The portfolio includes only marketable securities with active secondary or resale markets to ensure portfolio liquidity.

As of December 31, 2011, our investment portfolio did not include any investments with significant exposure to the subprime mortgage market issues or the European debt crisis. Based on our investment portfolio and interest rates at December 31, 2011, we believe that a 100 basis point decrease in interest rates could result in a potential loss in fair value of our investment portfolio of approximately $1.3 million. Changes in interest rates may affect the fair value of our investment portfolio. However, we will not recognize such gains or losses in our consolidated statement of operations unless the investments are sold.

The table below presents the carrying value of our cash and investment portfolio, which approximates fair value at December 31, 2011(in millions):

| | Carrying Value |
|---|---|
| Cash and cash equivalents | $ 46.3 * |
| Short-term investments | 148.8 ** |
| Long-term investments | 94.4 *** |
| Total | $ 289.5 |

* 4% of cash and cash equivalents invested in money market instruments and 96% in cash.

** 57% of short-term investments invested in corporate securities, 26% in certificates of deposit and 17% in commercial paper.

*** 35% of long-term investments invested in U.S. government agency securities, 47% in corporate securities and 18% in certificates of deposit.

Our debt obligations consist of our convertible debt, which carries a fixed interest rate and, as a result, we are not exposed to interest rate market risk on our convertible debt. The carrying value of our convertible debt approximates its fair value at December 31, 2011.

### *Foreign Currency Exchange Rate Risk*

We transact business in various foreign currencies, primarily in Euros and British Pounds. Accordingly, we are subject to exposure from movements in foreign currency exchange rates of these currencies from sales of our products in Europe. Our operating expenses in the United Kingdom and other European countries are in British Pounds and Euros, respectively which serve to mitigate a portion of the exposure related to the above-mentioned revenue in both markets.

We hedge a portion of our net position in assets and liabilities denominated in Euros and British Pounds using primarily forward foreign currency exchange contracts. We also hedge a percentage of our forecasted international revenue and operating expenses with forward foreign currency exchange contracts. Our hedging policy is designed to reduce the impact of foreign currency exchange rate movements.

We hedge a portion of our forecasted revenues and operating expenses denominated in currencies other than the U.S. dollar to help mitigate short-term exposure to fluctuations of the currency by entering into forward foreign currency exchange contracts. These contracts have maturities of less than 24 months.

Our hedging programs are expected to reduce, but do not entirely eliminate, the short-term impact of foreign currency exchange rate movements in operating expenses. As of December 31, 2011, we had forward foreign currency exchange contracts to sell approximately 97.8 million Euros and to buy approximately 8.4 million Brazilian Real. As of December 31, 2011, our outstanding forward foreign currency exchange contracts had a net fair value of $6.5 million, of which $4.7 million was included in other current assets, $2.0 million was included in other assets and $0.2 million was included in accrued expenses.

We do not use derivative financial instruments for speculative trading purposes, nor do we hedge foreign currency exchange rate exposure in a manner that entirely offsets the effects of changes in foreign currency exchange rates. The counterparties to these forward foreign currency exchange contracts are creditworthy multinational commercial banks, which minimizes the risk of counterparty nonperformance. We currently do not use financial instruments to hedge operating expenses denominated in local currencies in Europe. Instead, we believe that a natural hedge exists, in that local currency revenue substantially offsets the local currency operating expenses. We regularly review our hedging program and may, as part of this review, make changes to the program.

Based on our overall foreign currency exchange rate exposures at December 31, 2011, we expect that a near-term 10% fluctuation of the U.S. dollar exchange rate could result in the potential change in the fair value of our foreign currency sensitive assets and investments by approximately $16.2 million. We expect to enter into new transactions based in foreign currencies that could be impacted by changes in exchange rates.

At December 31, 2011, we had cash of approximately $16.6 million denominated in foreign currencies, which represented approximately 6% of the total cash and investment portfolio. As a result, our cash and investment portfolio is subject to limited amounts of foreign currency exchange rate risk.

## Item 8. Financial Statements and Supplementary Data

The information required to be filed in this item appears on pages F-1 to F-47 of this report.

## Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

## Item 9A. Controls and Procedures

### *Evaluation of Disclosure Controls and Procedures*

An evaluation was carried out, under the supervision of and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of the end of the period covered by this report. Based on the evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures are effective to ensure that the information required to be disclosed by us in the reports we file or submit under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

### *Management's Annual Report on Internal Control Over Financial Reporting*

Our management is responsible for establishing and maintaining an adequate internal control structure and procedures for financial reporting. Under the supervision of and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, our management has assessed the effectiveness of our internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act as of December 31, 2011. Our management's assessment was based on criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, Internal Control-Integrated Framework.

Based on using the COSO criteria, we believe our internal control over financial reporting as of December 31, 2011 was effective.

Our independent registered public accounting firm, KPMG LLP, has audited the financial statements included in this Annual Report on Form 10-K and has issued a report on the effectiveness of our internal control over financial reporting. The report of KPMG LLP is incorporated by reference from Item 8 of this Annual Report on Form 10-K.

***Changes in Internal Control Over Financial Reporting***

There were no changes in our internal control over financial reporting during our most recently completed quarter that have materially affected or are reasonably likely to materially affect our internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act.

***Scope of the Effectiveness of Controls***

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our board of directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

**Item 9B. Other Information**

None

## Part III

### Item 10. Directors, Executive Officers and Corporate Governance

We incorporate information regarding our directors, executive officers and corporate governance into this section by reference from sections captioned "Election of Directors" and "Executive Officers" in the proxy statement for our 2012 annual meeting of stockholders.

### Item 11. Executive Compensation

We incorporate information regarding executive compensation into this section by reference from the section captioned "Executive Compensation" in the proxy statement for our 2012 annual meeting of stockholders.

### Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

We incorporate information regarding security ownership of our beneficial owners, management and related stockholder matters into this section by reference from the section captioned "Security Ownership of Certain Beneficial Owners" in the proxy statement for our 2012 annual meeting of stockholders. We incorporate information regarding the securities authorized for issuance under our equity compensation plans into this section by reference from the section captioned "Equity Compensation Plan Information" in the proxy statement for our 2012 annual meeting of stockholders.

### Item 13. Certain Relationships and Related Transactions and Director Independence

We incorporate information regarding certain relationships, related transactions and director independence into this section by reference from the section captioned "Transactions with Related Persons, Promoters and Certain Control Persons" in the proxy statement for our 2012 annual meeting of stockholders.

### Item 14. Principal Accounting Fees and Services

We incorporate information regarding our principal accountant fees and services into this section by reference from the section captioned "Independent Registered Public Accounting Firm" in the proxy statement for our 2012 annual meeting of stockholders.

## Part IV

### Item 15. Exhibits, Financial Statement Schedules

### Financial Statements



In accordance with Rule 3-09 of Regulation S-X, the comparative unaudited 2011 and audited 2010 and 2009 consolidated financial statements and accompanying notes of BioMarin/Genzyme LLC, which constituted a significant subsidiary in 2010, and 2009 are filed herewith as Exhibit 99.1 to this Annual Report on Form 10-K.

### Exhibit Index

| | |
|---|---|
| 3.1 | Amended and Restated Certificate of Incorporation, as amended June 12, 2003, previously filed with the Commission on June 23, 2003 as Exhibit 3.1 to the Company's Current Report on Form 8-K, which is incorporated herein by reference. |
| 3.2 | Certificate of Correction to Certificate of Amendment to the Amended and Restated Certificate of Incorporation of BioMarin Pharmaceutical Inc., dated April 4, 2005, previously filed with the Commission on April 5, 2005 as Exhibit 3.2 to the Company's Current Report on Form 8-K, which is incorporated herein by reference. |
| 3.3* | Certificate of Amendment to the Amended and Restated Certificate of Incorporation of BioMarin Pharmaceutical Inc. as filed with the Delaware Secretary of State on October 12, 2007. |
| 3.4 | Amended and Restated By-Laws of BioMarin Pharmaceutical Inc., previously filed with the Commission on December 23, 2010 as Exhibit 3.1 to the Company's Current Report on Form 8-K, which is incorporated herein by reference. |
| 4.1 | Amended and Restated Rights Agreement, dated as of February 27, 2009, between BioMarin Pharmaceutical Inc. and Mellon Investor Services LLC, as Rights Agent, previously filed with the Commission on February 27, 2009 as Exhibit 4.1 to the Company's Annual Report on Form 10-K, which is incorporated herein by reference. |
| 4.2 | Indenture dated June 23, 2003, by and between BioMarin Pharmaceutical Inc. and Wilmington Trust Company, previously filed with the Commission on August 12, 2003 as Exhibit 4.1 to the Company's Quarterly report on Form 10-Q, which is incorporated herein by reference. |
| 4.3 | Indenture dated March 29, 2006, by and between BioMarin Pharmaceutical Inc. and Wilmington Trust Company, previously filed with the Commission on March 29, 2006 as Exhibit 4.1 to the Company's Current Report on Form 8-K, which is incorporated herein by reference. |

| | |
|---|---|
| 4.4 | First Supplemental Indenture dated March 29, 2006, by and between BioMarin Pharmaceutical Inc. and Wilmington Trust Company, previously filed with the Commission on March 29, 2006 as Exhibit 4.2 to the Company's Current Report on Form 8-K, which is incorporated herein by reference. |
| 4.5 | Form of 2.5% Senior Subordinated Convertible Notes due 2013, previously filed with the Commission on March 29, 2006 as Exhibit 4.3 to the Company's Current Report on Form 8-K, which is incorporated herein by reference. |
| 4.6 | Second Supplemental Indenture, dated April 23, 2007, by and between BioMarin Pharmaceutical Inc. and Wilmington Trust Company, previously filed with the Commission on April 23, 2007 as Exhibit 4.1 to the Company's Current Report on Form 8-K, which is incorporated herein by reference. |
| 4.7 | Form of 1.875% Senior Subordinated Convertible Notes due 2017, previously filed with the Commission on April 23, 2007 as Exhibit 4.2 to the Company's Current Report on Form 8-K, which is incorporated herein by reference. |
| 10.1† | Form of Indemnification Agreement for Directors and Officers, previously filed with the Commission on October 19, 2010 as Exhibit 10.1 to the Company's Current Report on Form 8-K, which is incorporated herein by reference. |
| 10.2† | Amended and Restated Severance Plan and Summary Plan Description as originally adopted on January 27, 2004 and amended and restated on May 12, 2009, previously filed with the Commission on July 31, 2009 as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, which is incorporated by reference herein. |
| 10.3† | Amendment to 1997 Stock Plan, as amended, as adopted March 20, 2002, previously filed with the Commission on March 21, 2002 as Exhibit 99.1 to the Company's Current Report on Form 8-K, which is incorporated herein by reference. |
| 10.4† | Amendment No. 2 to 1997 Stock Plan, as adopted May 5, 2004, previously filed with the Commission on August 9, 2004 as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, which is incorporated herein by reference. |
| 10.5† | 1998 Director Option Plan and forms of agreements thereunder, previously filed with the Commission on May 4, 1999 as Exhibit 10.3 to the Company's Registration Statement on Form S-1 (Registration No. 333-77701), which is incorporated herein by reference. |
| 10.6† | Amendment to 1998 Director Plan as adopted March 26, 2003 previously filed with the Commission on May 15, 2003 as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, which is incorporated herein by reference. |
| 10.7† | Amendment No. 2 to 1998 Director Option Plan, as adopted June 12, 2003 and July 21, 2003, previously filed with the Commission on August 12, 2003 as Exhibit 10.1 to the Company's Quarterly report on Form 10-Q, which is incorporated herein by reference. |
| 10.8† | Amendment No. 3 to 1998 Director Option Plan, as adopted May 5, 2004, previously filed with the Commission on August 9, 2004 as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, which is incorporated herein by reference. |
| 10.9† | Amended and Restated 2006 Employee Stock Purchase Plan, as adopted on June 21, 2006, previously filed with the Commission on August 3, 2006 as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q, which is incorporated herein by reference. |
| 10.10† | Amended and Restated BioMarin Pharmaceutical Inc. 2006 Share Incentive Plan as adopted on adopted on May 12, 2010, incorporated by reference to Appendix A of the Company's Definitive Proxy Statement on Schedule 14A, as filed with the Commission on March 26, 2010. |

10.11† Amended and Restated BioMarin Pharmaceutical Inc. Nonqualified Deferred Compensation Plan, as adopted on December 1, 2005 and as amended and restated on January 1, 2009, previously filed with the Commission on December 23, 2008 as Exhibit 10.8 to the Company's Current Report on Form 8-K, which is incorporated herein by reference.

10.12† Summary of Bonus Plan, previously filed with the Commission on February 27, 2009 as Exhibit 10.33 to the Company's Annual Report on Form 10-K, which is incorporated herein by reference.

10.13† Amended and Restated Employment Agreement with Jean-Jacques Bienaimé dated January 1, 2009 previously filed with the Commission on December 23, 2008, as Exhibit 10.1 to the Company's Current Report on Form 8-K, which is incorporated herein by reference.

10.14† Amended and Restated Employment Agreement with Stephen Aselage dated January 1, 2009 previously filed with the Commission on December 23, 2008 as Exhibit 10.2 to the Company's Current Report on Form 8-K, which is incorporated herein by reference.

10.15† Amended and Restated Employment Agreement with Robert A. Baffi dated January 1, 2009 previously filed with the Commission on December 23, 2008, as Exhibit 10.3 to the Company's Current Report on Form 8-K, which is incorporated herein by reference.

10.16† Amended and Restated Employment Agreement with Jeffrey H. Cooper dated January 1, 2009 previously filed with the Commission on December 23, 2008 as Exhibit 10.5 to the Company's Current Report on Form 8-K, which is incorporated herein by reference.

10.17† Amended and Restated Employment Agreement with G. Eric Davis dated January 1, 2009, previously filed with the Commission on December 23, 2008 as Exhibit 10.6 to the Company's Current Report on Form 8-K, which is incorporated herein by reference.

10. 18† Amended and Restated Employment Agreement with Mark Wood dated January 1, 2009 previously filed with the Commission on December 23, 2008 as Exhibit 10.7 to the Company's Current Report on Form 8-K, which is incorporated herein by reference.

10.19† Employment Agreement with Henry Fuchs, dated March 18, 2009, previously filed with the Commission on March 23, 2009 as Exhibit 10.1 to the Company's Current Report on Form 8-K, which is incorporated herein by reference.

10.20 Grant Terms and Conditions Agreement between BioMarin Pharmaceutical Inc. and Harbor-UCLA Research and Education Institute dated April 1, 1997, as amended, previously filed with the Commission on July 21, 1999 as Exhibit 10.17 to the Company's Amendment No. 3 to Registration Statement on Form S-1 (Registration No. 333-77701), which is incorporated herein by reference. Portions of this document have been redacted pursuant to a request for confidential treatment filed pursuant to the Freedom of Information Act.

10.21 License Agreement dated July 30, 2004, between BioMarin Pharmaceutical Inc. and Daiichi Suntory Pharma Co., Ltd., as amended by Amendment No. 1 to License Agreement dated November 19, 2004, previously filed with the Commission on March 16, 2005 as Exhibit 10.25 to the Company's Annual Report on Form 10-K, which is incorporated herein by reference. Portions of this document have been redacted pursuant to a request for confidential treatment filed pursuant to the Freedom of Information Act.

10.22 Development, License and Commercialization Agreement dated May 13, 2005, between BioMarin Pharmaceutical Inc. and Ares Trading S.A., previously filed with the Commission on July 6, 2005 as Exhibit 10.1 to the Company's Current Report on Form 8-K/A, which is incorporated herein by reference. Portions of this document have been redacted pursuant to a Request for Confidential Treatment filed pursuant to the Freedom of Information Act.

| | |
|---|---|
| 10.23 | Operating Agreement with Genzyme Corporation, previously filed with the Commission on July 6, 1999 as Exhibit 10.30 to the Company's Amendment No. 2 to Registration Statement on Form S-1 (Registration No. 333-77701), which is incorporated herein by reference. |
| 10.24 | License Agreement between BioMarin Pharmaceutical Inc. and Women's and Children's Hospital dated February 7, 2007, previously filed with the Commission on May 3, 2007 as Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q, which is incorporated herein by reference. Portions of this document have been redacted pursuant to a Request for Confidential Treatment filed pursuant to the Freedom of Information Act. |
| 10.25* | Asset Purchase Agreement dated November 30, 2011, by and between a wholly owned subsidiary of BioMarin Pharmaceutical Inc. and SA Pathology, a unit of the Central Adelaide Local Health Network. |
| 10.26 | Manufacturing, Marketing and Sales Agreement dated as of January 1, 2008, by and among BioMarin Pharmaceutical Inc., Genzyme Corporation and BioMarin/Genzyme LLC previously filed with the Commission on February 28, 2008 as Exhibit 10.30 to the Company's Annual Report on Form 10-K, which is incorporated herein by reference. Portions of this document have been redacted pursuant to a Request for Confidential Treatment filed pursuant to the Freedom of Information Act. |
| 10.27 | Amended and Restated Collaboration Agreement dated as of January 1, 2008, by and among BioMarin Pharmaceutical Inc., Genzyme Corporation and BioMarin/Genzyme LLC previously filed with the Commission on February 28, 2008 as Exhibit 10.31 to the Company's Annual Report on Form 10-K, which is incorporated herein by reference. Portions of this document have been redacted pursuant to a Request for Confidential Treatment filed pursuant to the Freedom of Information Act. |
| 10.28 | Members Agreement dated as of January 1, 2008 by and among BioMarin Pharmaceutical Inc., Genzyme Corporation, BioMarin Genetics Inc., and BioMarin/Genzyme LLC previously filed with the Commission on February 28, 2008 as Exhibit 10.32 to the Company's Annual Report on Form 10-K, which is incorporated herein by reference. Portions of this document have been redacted pursuant to a request for confidential treatment filed pursuant to the Freedom of Information Act. |
| 10.29 | Stock Purchase Agreement by and among BioMarin Pharmaceutical Inc., and LEAD Therapeutics Inc. and the stockholders of LEAD Therapeutics, Inc. dated February 4, 2010, previously filed with the Commission on May 3, 2010 as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, which is incorporated herein by reference. The Commission has granted confidential treatment with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Commission. |
| 10.30 | Stock Purchase Agreement by and between BioMarin Pharmaceutical Inc., Huxley Pharmaceuticals, Inc., and the stockholders of Huxley Pharmaceuticals, Inc., dated October 20, 2009, previously filed with the Commission on February 26, 2010 as Exhibit 10.37 to the Company's Annual Report on Form 10-K, which is incorporated herein by reference. The Commission has granted confidential treatment with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Commission. |
| 10.31 | First Amendment to Stock Purchase Agreement effective as of March 26, 2010, that amends that certain Stock Purchase Agreement, dated as of October 20, 2009 by and among BioMarin Pharmaceutical Inc. and Huxley Pharmaceuticals, Inc. and the stockholders of Huxley previously filed with the Commission on August 4, 2010 as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, which is incorporated herein by reference. The Commission has granted confidential treatment with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Commission. |

| | |
|---|---|
| 10.32 | Securities Purchase Agreement dated August 17, 2010 by and among BioMarin Pharmaceutical Inc., ZyStor Therapeutics Inc., the holders of outstanding capital stock and rights to acquire capital stock of ZyStor Therapeutics Inc. and George G. Arida, as the representative of such holders, previously filed with the Commission on August 23, 2010 as Exhibit 2.1 to the Company's Current Report on Form 8-K, which is incorporated by reference herein. The Commission has granted confidential treatment with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Commission. |
| 10.33 | Asset Purchase Agreement dated June 22, 2011 between BioMarin Manufacturing Ireland Limited and Pfizer Biotechnology Ireland, previously filed with the Commission on August 1, 2011 as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, which is incorporated herein by reference. The Commission has granted confidential treatment with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Commission. |
| 10.34* | Lease Agreement entered into on January 6, 2012 between BioMarin Pharmaceutical Inc. and SR Corporate Center Phase Two, LLC for 770 Lindaro Street, San Rafael, CA. |
| 10.35* | Lease Agreement entered into on January 6, 2012 between BioMarin Pharmaceutical Inc. and SR Corporate Center Phase Two, LLC for 790 Lindaro Street, San Rafael, CA. |
| 21.1* | Subsidiaries of BioMarin Pharmaceutical Inc. |
| 23.1* | Consent of KPMG LLP, Independent Registered Public Accounting Firm for BioMarin Pharmaceutical Inc. |
| 23.2* | Consent of PricewaterhouseCoopers LLP, Independent Accountants for BioMarin/Genzyme LLC. |
| 24.1* | Power of Attorney (Included in Signature Page) |
| 31.1* | Certification of Chief Executive Officer pursuant to Rules 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended. |
| 31.2* | Certification of Chief Financial Officer pursuant to Rules 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended. |
| 32.1* | Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. This Certification accompanies this report and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed for purposes of §18 of the Securities Exchange Act of 1934, as amended. |
| 99.1* | BioMarin/Genzyme LLC Consolidated Financial Statements as of December 31, 2011 and 2010, and for the three years ended December 31, 2011. |
| 101.INS** | XBRL Instance Document |
| 101.SCH** | XBRL Taxonomy Extension Schema Document |
| 101.CAL** | XBRL Taxonomy Extension Calculation Document |
| 101.DEF** | XBRL Taxonomy Extension Definition Linkbase |
| 101.LAB** | XBRL Taxonomy Extension Labels Linkbase Document |
| 101.PRE** | XBRL Taxonomy Extension Presentation Link Document |

* Filed herewith

† Management contract or compensatory plan or arrangement

**Furnished herewith and not "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMARIN PHARMACEUTICAL INC.

Dated: February 22, 2012

By: /s/ JEFFREY H. COOPER

**Jeffrey H. Cooper**
**Senior Vice President and Chief Financial Officer**

## POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jean-Jacques Bienaimé and Jeffrey H. Cooper, his or her attorney-in-fact, with the power of substitution, for him or her in any and all capacities, to sign any amendments to the Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

| Signature | Title | Date |
| --- | --- | --- |
| /s/ JEAN-JACQUES BIENAIMÉ<br>**Jean-Jacques Bienaimé** | Chief Executive Officer (Principal Executive Officer) | February 22, 2012 |
| /s/ JEFFREY H. COOPER<br>**Jeffrey H. Cooper** | Senior Vice President and Chief Financial Officer (Principal Financial Officer) | February 22, 2012 |
| /s/ BRIAN R. MUELLER<br>**Brian R. Mueller** | Vice President, Corporate Controller and Chief Accounting Officer (Principal Accounting Officer) | February 22, 2012 |
| /s/ PIERRE LAPALME<br>**Pierre LaPalme** | Chairman and Director | February 22, 2012 |
| /s/ KENNETH BATE<br>**Kenneth Bate** | Director | February 22, 2012 |
| /s/ MICHAEL G. GREY<br>**Michael G. Grey** | Director | February 22, 2012 |
| **Elaine Heron** | Director | |
| /s/ V. BRYAN LAWLIS<br>**V. Bryan Lawlis** | Director | February 22, 2012 |

| Signature | Title | Date |
| --- | --- | --- |
| /s/ ALAN J. LEWIS<br>**Alan J. Lewis** | Director | February 22, 2012 |
| /s/ RICHARD A. MEIER<br>**Richard A. Meier** | Director | February 22, 2012 |
| /s/ WILLIAM YOUNG<br>**William Young** | Director | February 22, 2012 |

[THIS PAGE INTENTIONALLY LEFT BLANK]

## BIOMARIN PHARMACEUTICAL INC.

## INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

[THIS PAGE INTENTIONALLY LEFT BLANK]

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
BioMarin Pharmaceutical Inc.:

We have audited the accompanying consolidated balance sheets of BioMarin Pharmaceutical Inc. and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BioMarin Pharmaceutical Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 22, 2012 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

San Francisco, California
February 22, 2012

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
BioMarin Pharmaceutical Inc.:

We have audited BioMarin Pharmaceutical Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting in Item 9A. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of BioMarin Pharmaceutical Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated February 22, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

San Francisco, California
February 22, 2012

**BIOMARIN PHARMACEUTICAL INC.**

**CONSOLIDATED BALANCE SHEETS**
**December 31, 2011 and 2010**
**(In thousands of U.S. dollars, except share and per share amounts)**

| | 2011 | 2010 |
|---|---|---|
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 46,272 | $ 88,079 |
| Short-term investments | 148,820 | 186,033 |
| Accounts receivable, net (allowance for doubtful accounts: $513 and $64, respectively) | 104,839 | 86,576 |
| Inventory | 130,118 | 109,698 |
| Other current assets | 39,753 | 33,874 |
| Total current assets | 469,802 | 504,260 |
| Investment in BioMarin/Genzyme LLC | 559 | 1,082 |
| Long-term investments | 94,385 | 128,171 |
| Property, plant and equipment, net | 268,971 | 221,866 |
| Intangible assets, net | 180,277 | 103,648 |
| Goodwill | 51,543 | 53,364 |
| Long-term deferred tax assets | 222,649 | 236,017 |
| Other assets | 15,495 | 14,215 |
| Total assets | $1,303,681 | $1,262,623 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Accounts payable and accrued liabilities | $ 94,125 | $ 83,844 |
| Total current liabilities | 94,125 | 83,844 |
| Convertible debt | 348,329 | 377,521 |
| Other long-term liabilities | 88,179 | 84,001 |
| Total liabilities | 530,633 | 545,366 |
| Stockholders' equity: | | |
| Common stock, $0.001 par value: 250,000,000 shares authorized at December 31, 2011 and 2010: 114,789,732 and 110,634,465 shares issued and outstanding at December 31, 2011 and 2010, respectively | 115 | 111 |
| Additional paid-in capital | 1,197,082 | 1,090,188 |
| Company common stock held by Nonqualified Deferred Compensation Plan | (3,935) | (1,965) |
| Accumulated other comprehensive income | 4,887 | 188 |
| Accumulated deficit | (425,101) | (371,265) |
| Total stockholders' equity | 773,048 | 717,257 |
| Total liabilities and stockholders' equity | $1,303,681 | $1,262,623 |

The accompanying notes are an integral part of these consolidated financial statements.

**BIOMARIN PHARMACEUTICAL INC.**

**CONSOLIDATED STATEMENTS OF OPERATIONS**
**Years Ended December 31, 2011, 2010 and 2009**
**(In thousands of U.S. dollars, except per share amounts)**

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| **REVENUES:** | | | |
| Net product revenues | $437,647 | $ 369,701 | $315,721 |
| Collaborative agreement revenues | 468 | 682 | 2,379 |
| Royalty and license revenues | 3,243 | 5,884 | 6,556 |
| Total revenues | 441,358 | 376,267 | 324,656 |
| **OPERATING EXPENSES:** | | | |
| Cost of sales (excludes amortization of certain acquired intangible assets) | 84,023 | 70,285 | 65,909 |
| Research and development | 214,374 | 147,309 | 115,116 |
| Selling, general and administrative | 175,423 | 151,723 | 124,290 |
| Intangible asset amortization and contingent consideration | 1,428 | 6,406 | 2,914 |
| Total operating expenses | 475,248 | 375,723 | 308,229 |
| **INCOME (LOSS) FROM OPERATIONS** | (33,890) | 544 | 16,427 |
| Equity in the loss of BioMarin/Genzyme LLC | (2,426) | (2,991) | (2,594) |
| Interest income | 2,934 | 4,112 | 5,086 |
| Interest expense | (8,349) | (10,329) | (14,090) |
| Debt conversion expense | (1,896) | (13,728) | 0 |
| Impairment loss on equity investments | 0 | 0 | (5,848) |
| Net gain from sale of investments | 0 | 902 | 1,585 |
| **INCOME (LOSS) BEFORE INCOME TAXES** | (43,627) | (21,490) | 566 |
| Provision for (benefit from) income taxes | 10,209 | (227,309) | 1,054 |
| **NET INCOME (LOSS)** | $ (53,836) | $ 205,819 | $ (488) |
| **NET INCOME (LOSS) PER SHARE, BASIC** | $ (0.48) | $ 2.00 | $ (0.00) |
| **NET INCOME (LOSS) PER SHARE, DILUTED** | $ (0.48) | $ 1.73 | $ (0.00) |
| Weighted average common shares outstanding, basic | 112,122 | 103,093 | 100,271 |
| Weighted average common shares outstanding, diluted | 112,122 | 125,674 | 100,271 |

The accompanying notes are an integral part of these consolidated financial statements.

## BIOMARIN PHARMACEUTICAL INC.

## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
### Years Ended December 31, 2011, 2010 and 2009
### (In thousands of U.S. dollars and in thousands of share amounts)

| | Common stock | | Additional Paid-in Capital | Company Common Stock held by Nonqualified Deferred Compensation Plan | Accumulated Other Comprehensive Income | Accumulated Deficit | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | | | | | |
| Balance at December 31, 2008 | 99,868 | $100 | $ 852,947 | $ (882) | $1,106 | $(576,596) | $276,675 |
| Comprehensive loss: | | | | | | | |
| Net loss | | | | | | (488) | (488) |
| Fair market value adjustments of available-for-sale investments | | | | | 299 | | 299 |
| Unrealized loss on foreign exchange forward contracts, net of taxes | | | | | (477) | | (477) |
| Foreign currency translation adjustment | | | | | 5 | | 5 |
| Comprehensive loss | | | | | | | (661) |
| Issuance of common stock under ESPP | 287 | | 3,230 | | | | 3,230 |
| Exercise of common stock options | 730 | 1 | 7,655 | | | | 7,656 |
| Excess tax benefit from stock option exercises | | | 113 | | | | 113 |
| Restricted stock vested during the period, net | 77 | | 0 | | | | 0 |
| Common stock held by Nonqualified Deferred Compensation Plan | | | | (833) | | | (833) |
| Stock-based compensation | | | 36,005 | | | | 36,005 |
| Balance at December 31, 2009 | 100,962 | $101 | $ 899,950 | $(1,715) | $ 933 | $(577,084) | $322,185 |
| Comprehensive income: | | | | | | | |
| Net income | | | | | | 205,819 | 205,819 |
| Fair market value adjustments of available-for-sale investments | | | | | (902) | | (902) |
| Unrealized gain on foreign exchange forward contracts, net of taxes | | | | | 158 | | 158 |
| Foreign currency translation adjustment | | | | | (1) | | (1) |
| Comprehensive income | | | | | | | 205,074 |
| Issuance of common stock under ESPP | 317 | | 3,777 | | | | 3,777 |
| Exercise of common stock options | 2,040 | 2 | 29,461 | | | | 29,463 |
| Excess tax benefit from stock option exercises | | | 541 | | | | 541 |
| Conversion of convertible notes | 7,213 | 8 | 118,234 | | | | 118,242 |
| Restricted stock vested during the period, net | 102 | | (137) | | | | (137) |
| Common stock held by Nonqualified Deferred Compensation Plan | | | | (250) | | | (250) |
| Stock-based compensation | | | 38,362 | | | | 38,362 |
| Balance at December 31, 2010 | 110,634 | $111 | $1,090,188 | $(1,965) | $ 188 | $(371,265) | $717,257 |
| Comprehensive loss: | | | | | | | |
| Net loss | | | | | | (53,836) | (53,836) |
| Fair market value adjustments of available-for-sale investments | | | | | (593) | | (593) |
| Unrealized gain on foreign exchange forward contracts, net of taxes | | | | | 5,286 | | 5,286 |
| Foreign currency translation adjustment | | | | | 6 | | 6 |
| Comprehensive loss | | | | | | | (49,137) |
| Issuance of common stock under ESPP | 333 | | 4,411 | | | | 4,411 |
| Exercise of common stock options | 1,925 | 2 | 29,710 | | | | 29,712 |
| Excess tax benefit from stock option exercises | | | 415 | | | | 415 |
| Conversion of convertible notes | 1,761 | 2 | 28,980 | | | | 28,982 |
| Restricted stock vested during the period, net | 137 | | (531) | | | | (531) |
| Common stock held by Nonqualified Deferred Compensation Plan | | | | (1,970) | | | (1,970) |
| Stock-based compensation | | | 43,909 | | | | 43,909 |
| Balance at December 31, 2011 | 114,790 | $115 | $1,197,082 | $(3,935) | $4,887 | $(425,101) | $773,048 |

The accompanying notes are an integral part of these consolidated financial statements.

## BIOMARIN PHARMACEUTICAL INC.

## CONSOLIDATED STATEMENTS OF CASH FLOWS
### Years Ended December 31, 2011, 2010 and 2009
### (In thousands of U.S. dollars)

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | | |
| Net income (loss) | $ (53,836) | $ 205,819 | $ (488) |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | | |
| Depreciation and amortization | 36,094 | 27,737 | 20,975 |
| Amortization of discount on investments | 4,036 | 4,453 | 1,443 |
| Imputed interest on acquisition obligation | 0 | 0 | 2,577 |
| Equity in the loss of BioMarin/Genzyme LLC | 2,426 | 2,991 | 2,594 |
| Stock-based compensation | 43,909 | 38,362 | 36,005 |
| Impairment loss on equity investments | 0 | 0 | 5,848 |
| Net gain from sale of investments | 0 | (902) | (1,585) |
| Deferred income taxes | 4,363 | (230,577) | 0 |
| Excess tax benefit from stock option exercises | (415) | (541) | (113) |
| Unrealized foreign exchange (loss) gain on forward contracts | 7,174 | (4,220) | 602 |
| Changes in the fair value of contingent acquisition consideration payable | (1,795) | 3,989 | 0 |
| Debt conversion expense | 1,896 | 13,728 | 0 |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable, net | (18,456) | (13,036) | (19,242) |
| Inventory | (20,420) | (31,036) | (5,500) |
| Other current assets | 2,543 | 3,239 | 37,415 |
| Other assets | (837) | (5,326) | (1,286) |
| Accounts payable and accrued liabilities | 10,109 | 2,166 | 7,800 |
| Other long-term liabilities | 1,962 | 1,900 | 687 |
| Net cash provided by operating activities | 18,753 | 18,746 | 87,732 |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | | |
| Purchases of property, plant and equipment | (73,219) | (49,461) | (89,801) |
| Maturities and sales of investments | 281,991 | 206,361 | 475,312 |
| Purchase of available-for-sale investments | (215,429) | (221,659) | (445,549) |
| Purchase of intellectual property | (81,000) | 0 | 0 |
| Business acquisitions, net of cash acquired | 0 | (32,950) | (17,517) |
| Investments in BioMarin/Genzyme LLC | (1,903) | (3,633) | (2,120) |
| Net cash used in investing activities | (89,560) | (101,342) | (79,675) |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | | |
| Proceeds from ESPP and exercise of stock options | 33,592 | 33,103 | 10,886 |
| Excess tax benefit from stock option exercises | 415 | 541 | 113 |
| Net payment on debt conversion | (2,234) | (14,084) | 0 |
| Payment of contingent acquisition consideration payable | (1,894) | (15,861) | (1,000) |
| Repayment of acquisition obligation | 0 | 0 | (73,600) |
| Repayment of capital lease obligations | (879) | (195) | (185) |
| Net cash provided by (used in) financing activities | 29,000 | 3,504 | (63,786) |
| **NET DECREASE IN CASH AND CASH EQUIVALENTS** | (41,807) | (79,092) | (55,729) |
| Cash and cash equivalents: | | | |
| Beginning of period | $ 88,079 | $ 167,171 | $ 222,900 |
| End of period | $ 46,272 | $ 88,079 | $ 167,171 |
| **SUPPLEMENTAL CASH FLOW DISCLOSURES:** | | | |
| Cash paid for interest, net of interest capitalized into fixed assets | $ 7,215 | $ 10,077 | $ 9,700 |
| Cash paid for income taxes | 4,395 | 3,581 | 2,824 |
| Stock-based compensation capitalized into inventory | 5,298 | 5,139 | 5,423 |
| Depreciation capitalized into inventory | 6,576 | 5,088 | 4,432 |
| **SUPPLEMENTAL CASH FLOW DISCLOSURES FROM INVESTING AND FINANCING ACTIVITIES:** | | | |
| Increase (decrease) in accrued liabilities related to fixed assets | $ (320) | $ (4,957) | $ 185 |
| Conversion of convertible debt | 29,192 | 119,562 | 0 |
| Deferred offering costs reclassified into additional paid-in capital as a result of conversion of convertible debt | 210 | 1,320 | 0 |
| Common stock transferred into the Nonqualified Deferred Compensation Plan | 1,970 | 250 | 833 |
| Equipment acquired through capital leases | 286 | 1,313 | 0 |
| Asset retirement obligation | 2,991 | 0 | 0 |

The accompanying notes are an integral part of these consolidated financial statements.

**BIOMARIN PHARMACEUTICAL INC.**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**(In thousands of U.S. dollars, except per share amounts or as otherwise disclosed)**

## (1) NATURE OF OPERATIONS AND BUSINESS RISKS

BioMarin Pharmaceutical Inc. (the Company or BioMarin), a Delaware corporation, develops and commercializes innovative biopharmaceuticals for serious diseases and medical conditions. BioMarin selects product candidates for diseases and conditions that represent a significant unmet medical need, have well-understood biology and provide an opportunity to be first-to-market or offer a significant benefit over existing products. The Company's product portfolio is comprised of four approved products and multiple investigational product candidates. Approved products include Naglazyme (galsulfase), Kuvan (sapropterin dihydrochloride), Firdapse (amifampridine phosphate) and Aldurazyme (laronidase).

Through December 31, 2011, the Company had accumulated losses of approximately $425.1 million. Management believes that the Company's cash, cash equivalents and short-term and long-term investments at December 31, 2011 will be sufficient to meet the Company's obligations for the foreseeable future based on management's current long-term business plans and assuming that the Company achieves its long-term goals. If the Company elects to increase its spending on development programs significantly above current long-term plans or enters into potential licenses and other acquisitions of complementary technologies, products or companies, the Company may need additional capital. The Company expects to continue to finance net future cash needs that exceed its operating activities primarily through its current cash, cash equivalents, short-term and long-term investments, and to the extent necessary, through proceeds from equity or debt financings, loans and collaborative agreements with corporate partners.

The Company is subject to a number of risks, including the financial performance of Naglazyme, Kuvan, Firdapse and Aldurazyme; the potential need for additional financings; its ability to successfully commercialize its product candidates, if approved; the uncertainty of the Company's research and development efforts resulting in future successful commercial products; obtaining regulatory approval for new products; significant competition from larger organizations; reliance on the proprietary technology of others; dependence on key personnel; uncertain patent protection; dependence on corporate partners and collaborators; and possible restrictions on reimbursement from governmental agencies and healthcare organizations, as well as other changes in the health care industry.

## (2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of Presentation*

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and include the accounts of BioMarin and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated. Management performed an evaluation of the Company's activities through the date of filing of this Annual Report on Form 10-K, and has concluded that there are no subsequent events requiring disclosure through that date, except for the operating lease entered into in January 2012 for the Company's planned new corporate headquarters discussed in Note 26.

*Use of Estimates*

The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Cash and Cash Equivalents*

The Company treats liquid investments with original maturities of three months or less when purchased as cash and cash equivalents.

*Investments*

The Company determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such designations at each balance sheet date. All of the Company's securities are classified as available-for-sale and reported in short-term investments or long-term investments. Available-for-sale investments are recorded at fair market value, with unrealized gains or losses included in accumulated other comprehensive income or loss, exclusive of other-than-temporary impairment losses, if any. Short-term and long-term investments are comprised of corporate securities, commercial paper, U.S. federal government agency securities, equity securities and certificates of deposit.

*Inventory*

The Company values inventory at the lower of cost or net realizable value. The Company determines the cost of inventory using the average-cost method. The Company analyzes its inventory levels quarterly and writes down inventory that has become obsolete, or has a cost basis in excess of its expected net realizable value and inventory quantities in excess of expected requirements. Expired inventory is disposed of and the related costs are recognized as cost of sales in the consolidated statements of operations.

The Company considers regulatory approval of product candidates to be uncertain and product manufactured prior to regulatory approval may not be sold unless regulatory approval is obtained. As such, the manufacturing costs for product candidates incurred prior to regulatory approval are not capitalized as inventory but are expensed as research and development expenses. When regulatory approval is obtained, the Company begins capitalizing inventory at the lower of cost or net realizable value.

*Investment in BioMarin/Genzyme LLC and Equity in the Loss of BioMarin/Genzyme LLC*

The Company accounts for its remaining investment in the joint venture between the Company and Genzyme Corporation (BioMarin/Genzyme LLC) using the equity method. Accordingly, the Company records an increase in its investment for contributions to the joint venture and a reduction in its investment for its 50% share of any losses of the joint venture or disbursements of profits from the joint venture. Equity in the loss of BioMarin/Genzyme LLC includes the Company's 50% share of the joint venture's loss for the period. The investment in BioMarin/Genzyme LLC includes the Company's share of the net equity of the joint venture.

In accordance with Accounting Standards Update (ASU) No. 2009-17, *Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities* (ASU 2009-17) the Company is required to reassess its previous assertion that BioMarin was not the primary beneficiary of BioMarin/Genzyme LLC. Under the new guidance, the entity with the power to direct the activities that most significantly impact a variable interest entity's economic performance is the primary beneficiary. The Company has concluded that BioMarin/Genzyme LLC is a variable interest entity, but does not have a primary beneficiary because the power to direct the activities of BioMarin/Genzyme LLC that most significantly impact its performance is shared equally between Genzyme Corporation (Genzyme) and BioMarin through Genzyme's commercialization rights and BioMarin's manufacturing rights.

*Property, Plant and Equipment*

Property, plant and equipment are stated at cost net of accumulated depreciation. Depreciation is computed using the straight-line method over the related estimated useful lives as presented in the table below. Significant additions and improvements are capitalized, while repairs and maintenance are charged to expense as incurred. Property and equipment purchased for specific research and development projects with no alternative uses are expensed as incurred.

| | |
|---|---|
| Leasehold improvements | Shorter of life of asset or lease term |
| Building and improvements | 20 years |
| Manufacturing and laboratory equipment | 5 to 15 years |
| Computer hardware and software | 3 to 5 years |
| Office furniture and equipment | 5 years |
| Vehicles | 5 years |
| Land | Not applicable |
| Construction-in-progress | Not applicable |

Certain of the Company's operating lease agreements include scheduled rent escalations over the lease term, as well as tenant improvement allowances. Scheduled increases in rent expense are recognized on a straight-line basis over the lease term. The difference between rent expense and rent paid is recorded as deferred rent and included in other liabilities in the accompanying consolidated balance sheets. The tenant improvement allowances and free rent periods are recognized as a reduction of rent expense over the lease term on a straight-line basis.

*Impairment of Long-Lived Assets*

The Company records goodwill in a business combination when the total consideration exceeds the fair value of the net tangible and identifiable intangible assets acquired. Goodwill and intangible assets with indefinite lives are not amortized but subject to an annual impairment analysis. Intangible assets with definite lives are amortized over their estimated useful lives on a straight-line basis.

The Company performs its annual impairment review of goodwill and indefinite lived intangibles during the fourth quarter and whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined that the full carrying amount of an asset is not recoverable, an impairment loss is recorded in the amount by which the carrying amount of the asset exceeds its fair value.

The Company currently operates in one business segment, the biopharmaceutical development and commercialization segment. When reviewing goodwill for impairment, the Company assesses whether goodwill should be allocated to operating levels lower than its single operating segment for which discrete financial information is available and reviewed for decision making purposes. These lower levels are referred to as reporting units. As of December 31, 2011, the Company has only one reporting unit.

The recoverability of the carrying value of the Company's buildings, leasehold improvements for its facilities and equipment depends on the successful execution of the Company's business initiatives and its ability to earn sufficient returns on approved products and product candidates. The Company continually monitors events and changes in circumstances that could indicate carrying amounts of its fixed assets may not be recoverable. When such events or changes in circumstances occur, the Company assesses recoverability by determining whether the carrying value of such assets will be recovered through the undiscounted expected future cash flows. If the future undiscounted cash flows are less than the carrying amount of these assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets.

*Revenue Recognition*

The Company recognizes revenue in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopics ASC 605-15, *Revenue Recognition—Products* and ASC 605-25, *Revenue Recognition—Multiple-Element Arrangements.* The Company's revenues consist of net product revenues from its commercial products, revenues from its collaborative agreement with Merck Serono S.A. (Merck Serono) and other license and royalty revenues. Milestone payments are recognized in full when the related milestone performance goal is achieved and the Company has no future performance obligations related to that payment.

*Net Product Revenues*—The Company recognizes net product revenue when persuasive evidence of an arrangement exists, the product has been delivered to the customer, title and risk of loss have passed to the customer, the price to the buyer is fixed or determinable and collection from the customer is reasonably assured. Product sales transactions are evidenced by customer purchase orders, customer contracts, invoices and/or the related shipping documents. Amounts collected from customers and remitted to governmental authorities, which are primarily comprised of value-added taxes related to Naglazyme and Firdapse sales in foreign jurisdictions, are presented on a net basis in the Company's consolidated statements of operations, in that taxes billed to customers are not included as a component of net product revenues.

The Company receives a 39.5% to 50% royalty on worldwide net Aldurazyme sales by Genzyme depending on sales volume, which is included in net product revenues in the consolidated statements of operations. The Company recognizes a portion of this amount as product transfer revenue when product is released to Genzyme because all of the Company's performance obligations are fulfilled at that point and title to, and risk of loss for, the product has transferred to Genzyme. The product transfer revenue represents the fixed amount per unit of Aldurazyme that Genzyme is required to pay the Company if the product is unsold by Genzyme. The amount of product transfer revenue will eventually be deducted from the calculated royalty rate when the product is sold by Genzyme. The Company records the Aldurazyme royalty revenue based on net sales information provided by Genzyme and records product transfer revenue based on the fulfillment of Genzyme purchase orders in accordance with the terms of the related agreements with Genzyme and when the title and risk of loss for the product is transferred to Genzyme.

The Company sells Naglazyme worldwide, Kuvan in the U.S. and Canada and Firdapse in the EU. In the U.S., Naglazyme and Kuvan are generally sold to specialty pharmacies or end-users, such as hospitals, which act as retailers. The Company also sells Kuvan to Merck Serono at a price near its manufacturing cost, and Merck Serono resells the product to end users outside the U.S., Canada and Japan. The royalty earned from Kuvan product sold by Merck Serono in the EU is included as a component of net product revenues in the period earned and approximates four percent of Merck Serono's world-wide sales. Outside the U.S., Naglazyme and Firdapse are sold to the Company's authorized distributors or directly to government purchasers or hospitals, which act as the end-users. The Company records reserves for rebates payable under Medicaid and other government programs as a reduction of revenue at the time product revenues are recorded. The Company's reserve calculations require estimates, including estimates of customer mix, to determine which sales will be subject to rebates and the amount of such rebates. The Company updates its estimates and assumptions each quarter and records any necessary adjustments to its reserves. The Company records fees paid to distributors as a reduction of revenue.

The Company records allowances for product returns, if appropriate, as a reduction of revenue at the time product sales are recorded. Several factors are considered in determining whether an allowance for product returns is required, including market exclusivity of the products based on their orphan drug status, the patient population, the customers' limited return rights and the Company's experience with returns. Because of the pricing of the Company's commercial products, the limited number of patients and the customers' limited return rights, most Naglazyme, Kuvan and Firdapse customers and retailers carry a limited inventory.

However, certain international customers, usually government entities, tend to purchase larger quantities of product less frequently. Although such buying patterns may result in revenue fluctuations from quarter to quarter, the Company has not experienced any increased product returns or risk of product returns. The Company relies on historical return rates to estimate returns. Genzyme's contractual return rights for Aldurazyme are limited to defective product. Based on these factors, management has concluded that product returns will be minimal, and the Company has not experienced significant product returns to date. In the future, if any of these factors and/or the history of product returns changes, an allowance for product returns may be required.

The Company maintains a policy to record allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments.

*Collaborative Agreement Revenues*—Collaborative agreement revenues include both license revenue and contract research revenue. Nonrefundable up-front license fees where the Company has continuing involvement through research and development collaboration are initially deferred and recognized as collaborative agreement license revenue over the estimated period for which the Company continues to have a performance obligation. Nonrefundable amounts received for shared development costs are recognized as revenue in the period in which the related expenses are incurred.

*Royalty and License Revenues*—Royalty revenues includes royalties on net sales of products with which the Company has no direct involvement and is recognized based on data reported by licensees or sublicensees. Royalties are recognized as earned in accordance with the contract terms at the time the royalty amount is fixed or determinable based on information received from the sublicensees and at the time collectibility is reasonably assured.

Due to the significant role the Company plays in the operations of Aldurazyme and Kuvan, primarily the manufacturing and regulatory activities, as well as the rights and responsibilities to deliver the products to Genzyme and Merck Serono, respectively, the Company elected not to classify the Kuvan royalties earned from Merck Serono and Aldurazyme royalties earned as other royalty revenues and instead to include them as a component of net product revenues.

*Research and Development*

Research and development expenses include expenses associated with contract research and development provided by third parties, product manufacturing prior to regulatory approval, clinical and regulatory costs, and internal research and development costs. In instances where the Company enters into agreements with third parties for research and development activities, costs are expensed upon the earlier of when non-refundable amounts are due or as services are performed unless there is an alternative future use of the funds in other research and development projects. Amounts due under such arrangements may be either fixed fee or fee for service and may include upfront payments, monthly payments and payments upon the completion of milestones or receipt of deliverables. The Company accrues costs for clinical trial activities based upon the services received and estimates of related expenses incurred that have yet to be invoiced by the vendors that perform the activities.

The Company believes that regulatory approval of its product candidates is uncertain and does not assume that products manufactured prior to regulatory approval will be sold commercially. As a result, inventory costs for product candidates are expensed as research and development until regulatory approval is obtained in a major market, at which time inventory is capitalized at the lower of cost or net realizable value.

*Net Income (Loss) Per Share*

Basic net income (loss) per share is calculated by dividing net income (loss) by the weighted average shares of common stock outstanding during the period. Diluted net income (loss) per share reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock; however, potential common equivalent shares are excluded if their effect is anti-dilutive.

*Stock-Based Compensation*

The Company uses the Black-Scholes option-pricing model to determine the fair value of stock options and the Company's Employee Stock Purchase Plan (ESPP) awards. The determination of the fair value of stock-based payment awards using an option-pricing model is affected by the Company's stock price as well as assumptions regarding a number of complex and subjective variables. Stock-based compensation expense is recognized on a straight-line basis over the requisite service period for each award. Further, stock-based compensation expense recognized in the consolidated statements of operations is based on awards expected to vest and therefore the amount of expense has been reduced for estimated forfeitures, which are based on historical experience. If actual forfeitures differ from estimates at the time of grant they will be revised in subsequent periods.

The Company uses a lattice model with a Monte Carlo simulation to value restricted stock unit awards with performance and market conditions. This valuation methodology utilizes several key assumptions, including closing price of the Company's stock price on grant date, expected volatility of the Company's stock price, risk-free rates of return, expected dividend yield and estimated total shareholder return.

If factors change and different assumptions are employed in determining the fair value of stock-based awards, the stock-based compensation expense recorded in future periods may differ significantly from what was recorded in the current period (see Note 18 for further information).

*Nonqualified Deferred Compensation Plan*

The Company's Nonqualified Deferred Compensation Plan (the Deferred Compensation Plan) allows eligible employees, including members of the Company's Board of Directors (the Board), management and certain highly-compensated employees as designated by the Deferred Compensation Plan's administrative committee, to make voluntary deferrals of compensation to specified dates, retirement or death. Participants are permitted to defer portions of their salary, annual cash bonus and restricted stock. The Company is not allowed to make additional direct contributions to the Deferred Compensation Plan on behalf of the participants without further action by the Board.

All of the investments held in the Deferred Compensation Plan are classified as trading securities and recorded at fair value with changes in the investments' fair values recognized in earnings in the period they occur. Restricted stock issued and held by the Deferred Compensation Plan is accounted for similarly to treasury stock in that the value of the employer stock is determined on the date the restricted stock vests and the shares are issued into the Deferred Compensation Plan. The restricted stock issued into the Deferred Compensation Plan is recorded in equity and changes in the fair value of the corresponding liability are recognized in earnings as incurred. The corresponding liability for the Deferred Compensation Plan is included in other current liabilities and other long-term liabilities on the Company's consolidated balance sheets.

*Income Taxes*

The Company calculates and provides for income taxes in each of the tax jurisdictions in which it operates. Deferred tax assets and liabilities, measured using enacted tax rates, are recognized for the future tax consequences of temporary differences between the tax and financial statement basis of assets and liabilities. A valuation allowance reduces the deferred tax assets to the amount that is more likely than not to be realized. The Company establishes liabilities or reduces assets for uncertain tax positions when the Company believes certain tax positions are not more likely than not of being sustained if challenged. Each quarter, the Company evaluates these uncertain tax positions and adjusts the related tax assets and liabilities in light of changing facts and circumstances.

The Company uses financial projections to support its net deferred tax assets, which contain significant assumptions and estimates of future operations. If such assumptions were to differ significantly, it may have a material impact on the Company's ability to realize its deferred tax assets. At the end of each period, the Company will reassess the ability to realize the deferred tax benefits. If it is more likely than not that the Company would not realize the deferred tax benefits, then all or a portion of the valuation allowance may need to be re-established, which will result in a charge to tax expense.

*Foreign Currency and Other Hedging Instruments*

The Company has transactions denominated in foreign currencies and, as a result, is exposed to changes in foreign currency exchange rates. The Company manages some of these exposures on a consolidated basis, which results in the netting of certain exposures to take advantage of natural offsets and through the use of foreign currency forward contracts. Gains or losses on net foreign currency hedges are intended to offset gains or losses on the underlying net exposures in an effort to reduce the earnings and cash flow volatility resulting from fluctuating foreign currency exchange rates.

The Company accounts for its derivative instruments as either assets or liabilities on the balance sheet and measures them at fair value. Derivatives that are not defined as hedging instruments are adjusted to fair value through earnings. Gains and losses resulting from changes in fair value are accounted for depending on the use of the derivative and whether it is designated and qualifies for hedge accounting (see Note 14 for further information).

*Fair Value of Financial Instruments*

The Company discloses the fair value of financial instruments for assets and liabilities for which the value is practicable to estimate. The carrying amounts of all cash equivalents, short-term and long-term investments and forward exchange contracts approximate fair value based upon quoted market prices or discounted cash flows. The fair value of trade accounts receivables, accounts payable and other financial instruments approximates carrying value due to their short-term nature.

*Business Combinations*

The Company allocates the purchase price of acquired businesses to the tangible and intangible assets acquired and liabilities assumed based upon their estimated fair values on the acquisition date. The purchase

**(In thousands of U.S. dollars, except per share amounts or as otherwise disclosed)**

price allocation process requires management to make significant estimates and assumptions, especially at the acquisition date with respect to intangible assets and in-process research and development (IPR&D). In connection with the purchase price allocations for acquisitions, the Company estimates the fair value of contingent payments utilizing a probability-based income approach inclusive of an estimated discount rate.

*Contingent Acquisition Consideration Payable*

The Company determines the fair value of contingent acquisition consideration payable on the acquisition date using a probability-based income approach utilizing an appropriate discount rate. Contingent acquisition consideration payable is included in accounts payable and accrued liabilities and other long-term liabilities on the Company's consolidated balance sheets. Changes in the fair value of the contingent acquisition consideration payable are determined each period end and recorded in the intangible asset amortization and contingent consideration on the consolidated statements of operations.

*Comprehensive Income (Loss) and Accumulated Other Comprehensive Income*

Comprehensive income (loss) includes net income (loss) and certain changes in stockholders' equity that are excluded from net income (loss), such as changes in unrealized gains and losses on the Company's available-for-sale securities, unrealized gains (losses) on foreign currency hedges and changes in the Company's cumulative foreign currency translation account.

*Reclassifications and Adjustments*

Certain items in the prior year's consolidated financial statements have been reclassified to conform to the current presentation.

## (3) RECENT ACCOUNTING PRONOUNCEMENTS

In May 2011, the FASB issued ASU No. 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* (ASU 2011-04). This newly issued accounting standard clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This ASU is effective on a prospective basis for annual and interim reporting periods beginning on or after December 15, 2011, which for the Company means January 1, 2012. As this accounting standard requires enhanced disclosure, the adoption of this standard will not impact the Company's financial position or results of operations.

In June 2011, the FASB issued ASU No. 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income,* (ASU 2011-05). This newly issued accounting standard: (1) eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity; (2) requires the consecutive presentation of the statement of net income and other comprehensive income; and (3) requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. The amendments to this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income nor do the amendments affect how earnings per share is calculated or presented. In December 2011 the FASB issued ASU No. 2011-12, *Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05* (ASU 2011-12). This update temporarily defers the effective date of the requirement for

(In thousands of U.S. dollars, except per share amounts or as otherwise disclosed)

presentation of reclassification adjustments, as described above. ASU 2011-05 required to be applied retrospectively and is effective for fiscal years and interim periods within those years beginning after December 15, 2011, which for the Company means January 1, 2012. As this accounting standard only requires enhanced disclosure, the adoption of ASU 2011-05 will not impact the Company's financial position or results of operations.

In September 2011, the FASB issued ASU 2011-08, *Goodwill and Other (Topic 350): Testing Goodwill for Impairment*, which simplifies goodwill impairment tests. The new guidance states that a qualitative assessment may be performed to determine whether further impairment testing is necessary. The Company will adopt this accounting standard upon its effective date, which is the period beginning on or after December 15, 2011 or January 1, 2012 for the Company. The adoption of this ASU is not expected to have a material impact on the Company's financial position or results of operations.

## (4) SHORT-TERM AND LONG-TERM INVESTMENTS

All investments were classified as available-for-sale at December 31, 2011 and 2010. The principal amounts of short-term and long-term investments by contractual maturity are summarized in the tables below:

| | Contractual Maturity Date for the Years Ending December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2012 | 2013 | 2014 | Total Book Value at December 31, 2011 | Unrealized Gain (Loss) | Aggregate Fair Value at December 31, 2011 |
| Certificates of deposit | $ 38,547 | $ 17,195 | $ 0 | $ 55,742 | $ 13 | $ 55,755 |
| Commercial paper | 24,730 | 0 | 0 | 24,730 | (9) | 24,721 |
| Corporate securities | 85,595 | 40,899 | 3,100 | 129,594 | 53 | 129,647 |
| U.S. Government agency securities | 0 | 32,877 | 0 | 32,877 | 13 | 32,890 |
| Greek government-issued bonds | 0 | 192 | 0 | 192 | 0 | 192 |
| Total | $148,872 | $ 91,163 | $ 3,100 | $243,135 | $ 70 | $243,205 |

| | Contractual Maturity Date for the Years Ending December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2011 | 2012 | 2013 | Total Book Value at December 31, 2010 | Unrealized Gain | Aggregate Fair Value at December 31, 2010 |
| Certificates of deposit | $ 29,844 | $ 22,748 | $ 3,093 | $ 55,685 | $ 8 | $ 55,693 |
| Commercial paper | 27,439 | 0 | 0 | 27,439 | 18 | 27,457 |
| Corporate securities | 80,062 | 63,046 | 8,809 | 151,917 | 598 | 152,515 |
| U.S. Government agency securities | 48,480 | 28,021 | 2,000 | 78,501 | 38 | 78,539 |
| Total | $185,825 | $113,815 | $13,902 | $313,542 | $662 | $314,204 |

The Company completed an evaluation of its investments and determined that it did not have any other-than-temporary impairments as of December 31, 2011. The investments are held in accounts with financial institutions that have strong credit ratings and management expects full recovery of the carrying amounts.

In 2009, the Company recognized other-than-temporary impairment charges of $1.4 million for the decline in the value of its investments in Summit Corporation plc. The determination that the decline was other-than-temporary is, in part, subjective and influenced by several factors, including: the length of time and the extent to

(In thousands of U.S. dollars, except per share amounts or as otherwise disclosed)

which the market value had been less than the value on the date of purchase, Summit's financial condition and near-term prospects, including any events that may influence its operations, and the Company's intent and ability to hold the investment for a period of time sufficient to allow for the anticipated recovery in market value. See Note 8 for additional discussion regarding other-than-temporary impairment charges of $4.5 million recognized in 2009 for the decline in the value of its investment in La Jolla Pharmaceutical, Inc.

See Notes 16 and 21 for additional discussion regarding the Greek government-issued bonds held by the Company.

The aggregate amounts of unrealized losses and related fair value of investments with unrealized losses as of December 31, 2011 and 2010 were as follows:

| | Less Than 12 Months to Maturity | | 12 Months or More to Maturity | | Totals at December 31, 2011 | |
|---|---|---|---|---|---|---|
| | Aggregate Fair Value | Unrealized Losses | Aggregate Fair Value | Unrealized Losses | Aggregate Fair Value | Unrealized Losses |
| Certificates of deposit | $ 7,489 | $ 0 | $ 8,118 | $ (5) | $15,607 | $ (5) |
| Commercial paper | 7,474 | (12) | 0 | 0 | 7,474 | (12) |
| Corporate securities | 26,840 | (184) | 9,571 | (29) | 36,411 | (213) |
| U.S. Government agency securities | 0 | 0 | 11,252 | (1) | 11,252 | (1) |
| Total | $41,803 | $(196) | $28,941 | $ (35) | $70,744 | $(231) |

| | Less Than 12 Months to Maturity | | 12 Months or More to Maturity | | Totals at December 31, 2010 | |
|---|---|---|---|---|---|---|
| | Aggregate Fair Value | Unrealized Losses | Aggregate Fair Value | Unrealized Losses | Aggregate Fair Value | Unrealized Losses |
| Certificates of deposit | $13,283 | $ (21) | $ 1,678 | $ (1) | $14,961 | $ (22) |
| Commercial paper | 7,486 | (1) | 0 | 0 | 7,486 | (1) |
| Corporate securities | 19,606 | (7) | 18,437 | (68) | 38,043 | (75) |
| U.S. Government agency securities | 0 | 0 | 16,463 | (33) | 16,463 | (33) |
| Total | $40,375 | $ (29) | $36,578 | $(102) | $76,953 | $(131) |

## (5) ACQUISITION OF ZYSTOR THERAPEUTICS, INC.

On August 17, 2010, the Company acquired all of the capital stock of ZyStor Therapeutics, Inc. (ZyStor), a privately held biotechnology company, pursuant to a securities purchase agreement dated August 17, 2010 between the Company, ZyStor, the holders of outstanding capital stock and rights to acquire capital stock of ZyStor and the representative of such holders. ZyStor engaged in developing enzyme replacement therapies for the treatment of lysosomal storage disorders. ZyStor's lead product candidate, ZC-701, now referred to as BMN-701, is a novel fusion of insulin-like growth factor 2 and alpha glucosidase in development for the treatment of Pompe disease.

In connection with its acquisition of ZyStor, the Company paid $20.3 million, net of transaction costs, upfront for all of the outstanding common stock of ZyStor. Additionally at the closing, the Company held back $2.0 million of the purchase price as indemnification against possible claims to pay any unidentified obligations of the former ZyStor stockholders (see Note 9 for additional discussion regarding adjustments to the hold back consideration). The Company also agreed to pay the ZyStor stockholders additional consideration in future periods of up to $93.0 million (undiscounted) in milestone payments if certain annual sales, cumulative sales and development milestones are met. The fair value of the contingent acquisition consideration payments on the

(In thousands of U.S. dollars, except per share amounts or as otherwise disclosed)

acquisition date was $15.6 million and was estimated by applying a probability-based income approach utilizing an appropriate discount rate. This estimation was based on significant inputs that are not observable in the market, referred to as level 3 inputs. Key assumptions included a discount rate of 5.6% and various probability factors. As of December 31, 2011, the range of outcomes and assumptions used to develop these estimates have been updated to estimate the fair value of the contingent acquisition consideration payable at December 31, 2011 (see Note 16 for additional discussion regarding fair value measurements of the contingent acquisition consideration payable).

The following table presents the allocation of the purchase consideration, including the contingent acquisition consideration payable, based on fair value:

| | |
|---|---|
| Upfront cash payments | $ 20,250 |
| Present value of cash held back at closing | 1,890 |
| Contingent acquisition consideration payable | 15,560 |
| Transaction costs included in Selling, General & Administrative (SG&A) expense | (1,751) |
| Total consideration | $ 35,949 |
| Cash and cash equivalents | $ 13 |
| Other current assets | 14 |
| Property, plant and equipment | 54 |
| Acquired deferred tax assets | 7,600 |
| Intangible assets—In Process Research & Development (IPR&D) | 27,600 |
| Total identifiable assets acquired | $ 35,281 |
| Accounts payable and accrued expenses | (1,644) |
| Deferred tax liability | (10,692) |
| Total liabilities assumed | $(12,336) |
| Net identifiable assets acquired | 22,945 |
| Goodwill | 13,004 |
| Net assets acquired | $ 35,949 |

A substantial portion of the assets acquired consisted of intangible assets related to ZyStor's lead product candidate, which the Company refers to as BMN-701. The Company determined that the estimated acquisition-date fair values of the intangible assets related to the lead product candidate were $25.0 million. See Note 10 for further discussion related to intangible assets.

The $7.6 million of deferred tax assets resulting from the acquisition was primarily related to federal and state net operating loss and tax credit carryforwards. The $10.7 million of deferred tax liabilities relates to the tax impact of future amortization or possible impairments associated with the identified intangible assets acquired, which are not deductible for tax purposes.

The excess of the consideration transferred over the fair values assigned to the assets acquired and liabilities assumed was $2.3 million, which represents the amount of goodwill resulting from the acquisition. The Company believes that the goodwill primarily represents the synergies and economies of scale expected from combining the Company's operations with those of ZyStor. None of the goodwill is expected to be deductible for income tax purposes. The Company recorded the goodwill in the Company's consolidated balance sheet as of the acquisition date.

(In thousands of U.S. dollars, except per share amounts or as otherwise disclosed)

The Company recognized $1.8 million of acquisition-related transaction costs in selling, general and administrative expenses during 2010, which consisted primarily of investment banker fees, legal fees and transaction bonuses to former ZyStor employees and directors related to the acquisition.

## (6) ACQUISITION OF LEAD THERAPEUTICS, INC.

On February 10, 2010, the Company acquired LEAD Therapeutics, Inc. (LEAD), a small private drug discovery and early stage development company with a key compound which the Company refers to as BMN-673, an orally available poly (ADP-ribose) polymerase (PARP) inhibitor for the treatment of patients with certain cancers for a total purchase price of $39.1 million.

In connection with its acquisition of LEAD, the Company paid $18.6 million in cash upfront for all of the outstanding common stock of LEAD. The Company also agreed to pay the LEAD stockholders additional consideration in future periods up to $68.0 million (undiscounted) in milestone payments if certain clinical, development and sales milestones are met. The fair value of the contingent acquisition consideration payments was $20.5 million and was estimated by applying a probability-based income approach utilizing an appropriate discount rate. This estimation was based on significant inputs that are not observable in the market, referred to as level 3 inputs. Key assumptions included a discount rate of 6.4% and various probability factors. As of December 31, 2011, the range of outcomes and assumptions used to develop these estimates have been updated to estimate the fair value of the contingent consideration payable as of December 31, 2011 (see Note 16 for additional discussion regarding fair value measurements of the contingent acquisition consideration payable). In December 2010, the Medicines and Healthcare Products Regulatory Agency in the United Kingdom completed its review of the Company's Clinical Trial Application and issued a notice of acceptance for BMN-673 resulting in a payment of a regulatory milestone of $11.0 million to the former LEAD stockholders.

The following table presents the allocation of the purchase consideration, including the contingent acquisition consideration payable, based on fair value:

| | |
|---|---|
| Cash and cash equivalents | $ 1,187 |
| Prepaid expenses | 40 |
| Property, plant and equipment | 26 |
| Acquired deferred tax assets | 7,788 |
| Intangible assets—IPR&D | 36,089 |
| Total identifiable assets acquired | $ 45,130 |
| Accounts payable and accrued expenses | (891) |
| Deferred tax liability | (13,981) |
| Valuation allowance for acquired deferred tax assets | (7,788) |
| Total liabilities assumed | $(22,660) |
| Net identifiable assets acquired | 22,470 |
| Goodwill | 16,638 |
| Net assets acquired | $ 39,108 |

The deferred tax liability relates to the tax impact of future amortization or possible impairments associated with the identified intangible assets acquired, which are not deductible for tax purposes. The $16.6 million of goodwill reflects the $14.0 million deferred tax liability recognized in connection with the LEAD acquisition and $2.6 million of goodwill attributable to the synergies expected from the acquisition and other benefits that do not qualify for separate recognition as acquired intangible assets.

(In thousands of U.S. dollars, except per share amounts or as otherwise disclosed)

See Note 10 for further discussion of the acquired intangible assets.

## (7) ACQUISITION OF HUXLEY PHARMACEUTICALS, INC.

On October 23, 2009, the Company acquired Huxley Pharmaceuticals, Inc. (Huxley), which had rights to a proprietary form of 3,4-diaminopyridine (3,4-DAP), amifampridine phosphate, which the Company has branded Firdapse, for the rare autoimmune disease Lambert Eaton Myasthenic Syndrome (LEMS).

In connection with its acquisition of Huxley, the Company paid $15.0 million upfront for all of the outstanding common stock of Huxley. The Company has also agreed to pay the Huxley stockholders additional consideration in future periods up to $41.9 million (undiscounted) in milestone payments if certain annual sales, cumulative sales and development milestones are met. The fair value of the contingent acquisition consideration payments on the acquisition date was $22.2 million and was estimated by applying a probability-based income approach utilizing an appropriate discount rate. This estimation was based on significant inputs that are not observable in the market, referred to as level 3 inputs. Key assumptions include a discount rate of 6.3% and various probability factors. As of December 31, 2011, the range of outcomes and assumptions used to develop these estimates have been updated to estimate the fair value of the contingent consideration payable as of December 31, 2011 (see Note 16 for additional discussion regarding fair value measurements of the contingent acquisition payable). In November 2009, the U.S. Food and Drug Administration (FDA) granted Firdapse U.S. orphan status, resulting in a payment of $1.0 million to the former Huxley stockholders. In December 2009, the European Medicines Agency (EMEA) granted marketing approval for Firdapse, which resulted in a payment of $6.5 million in the second quarter of 2010 to the former Huxley stockholders.

In June 2011, the Company initiated a Phase 3 trial for amifampridine phosphate for the treatment of LEMS, triggering the payment of a $3.0 million regulatory milestone to the former Huxley stockholders. Subsequently, the Company launched Firdapse on a country-by-county basis in the EU in April 2010.

The following table presents the allocation of the purchase consideration, including the contingent acquisition consideration payable, based on fair value:

| | |
|---|---|
| Cash and cash equivalents | $ 483 |
| Intangible assets—IPR&D | 36,933 |
| Other assets | 179 |
| Total identifiable assets | $37,595 |
| Accounts payable and accrued expenses | (387) |
| Deferred tax liability | (2,460) |
| Total liabilities assumed | (2,847) |
| Net identifiable assets acquired | $34,748 |
| Goodwill | 2,460 |
| Net assets acquired | $37,208 |

**(In thousands of U.S. dollars, except per share amounts or as otherwise disclosed)**

The deferred tax liability relates to the tax impact of future amortization or possible impairments associated with the identified intangible assets acquired, which are not deductible for tax purposes. The $2.5 million of goodwill represents the assets recognized in connection with the deferred tax liability and did not result from excess purchase price. In April 2010, the Company and the former Huxley stockholders executed an amendment to the acquisition agreement, which resulted in a $1.0 million reduction to certain future milestone payments.

See Note 10 for further discussion of the acquired intangible assets.

## (8) INVESTMENT IN LA JOLLA PHARMACEUTICAL COMPANY

On January 4, 2009, the Company entered into a co-exclusive worldwide (excluding Asia Pacific) licensing agreement with La Jolla Pharmaceutical Company (La Jolla) to develop and commercialize Riquent, La Jolla's investigational drug for lupus nephritis. The Company paid La Jolla $7.5 million for the license rights and an additional $7.5 million for 339,104 shares of La Jolla's Series B Preferred Stock. The initial equity investment represents the acquisition of the La Jolla Series B Preferred shares with a fair value of $6.2 million. The $1.3 million paid in excess of the fair value of the shares acquired was allocated to the license fee using the residual method and expensed in the first quarter of 2009, as the license acquired did not have an alternative future use. Research and development expense related to the Company's agreements with La Jolla in 2009 approximated $8.8 million and was comprised of the $7.5 million up-front license fee and the $1.3 million premium paid in excess of the preferred stock's fair value.

On February 12, 2009, the results of the first interim efficacy analysis for the Phase 3 study of Riquent were announced, and the Independent Data Monitoring Board determined that the continuation of the trial was futile. Based on the results of this interim efficacy analysis, the Company and La Jolla decided to stop the study.

On March 26, 2009, the Company terminated its licensing agreement with La Jolla, triggering the preferred stock's automatic conversion feature at a rate of one preferred share to thirty shares of common stock. Thus, as of the conversion date, the Company held approximately 10.2 million shares of common stock, or approximately 15.5% of La Jolla's outstanding common stock. The Company accounted for the converted La Jolla shares, which were traded on the NASDAQ Stock Exchange, as an available-for-sale investment with changes in the fair value of the investment reported as a component of accumulated other comprehensive income/loss, exclusive of other-than-temporary impairment losses which were reported in earnings in the period in which the impairment occurred.

In 2009, the Company recognized an impairment charge of $4.5 million, for the decline in the La Jolla investment's value, which was determined to be other-than-temporary. The determination that the decline was other-than-temporary was, in part, subjective and influenced by several factors, including: the length of time and the extent to which the market value of La Jolla's common stock had been less than the value on the date of purchase, La Jolla's financial condition and near-term prospects, including any events which may influence its operations, and the Company's intent and ability to hold the investment for a period of time sufficient to allow for the anticipated recovery in market value. Based on the then current market conditions, La Jolla's current financial condition and its business prospects, the Company determined that its investment in La Jolla was other-than-temporarily impaired and adjusted the recorded amount of the investment to the stock's market price on March 31, 2009.

(In thousands of U.S. dollars, except per share amounts or as otherwise disclosed)

In June 2009, the Company sold its 10.2 million shares of La Jolla common stock through a series of open market trades, ranging in gross proceeds to the Company of $0.17 to $0.22 per share. In connection with the sale of the La Jolla common stock, the Company recognized a loss of $0.1 million on the sale of the equity investment during the second quarter of 2009.

## (9) GOODWILL

Goodwill is tested for impairment on an annual basis and between annual tests if the Company becomes aware of any events occurring or changes in circumstances that would indicate a reduction in the fair value of the goodwill below its carrying amount.

The following table represents the changes in goodwill for the year ended December 31, 2011:

| | |
|---|---|
| Balance at December 31, 2010 | $53,364 |
| Reduction of goodwill related to acquisition of LEAD | (309) |
| Reduction of goodwill related to acquisition of ZyStor | (1,512) |
| Balance at December 31, 2011 | $51,543 |

During the third quarter of 2011, in connection with the acquisition of ZyStor, the Company recorded a reduction to goodwill of $1.5 million related to the retention of a portion of the $2.0 million of acquisition consideration withheld at closing to cover any identifiable claims made by the Company against the former stockholders of ZyStor.

During the first quarter of 2011, the Company recorded a reduction to goodwill of $0.3 million due to the adjustment of the original assumptions related to the contingent acquisition consideration payable for the acquisition of LEAD.

## (10) INTANGIBLE ASSETS

Intangible assets consisted of the following:

| | December 31, | |
|---|---|---|
| | 2011 | 2010 |
| Intangible assets: | | |
| Finite-lived intangible assets | $118,242 | $ 37,242 |
| Indefinite-lived intangible assets | 70,396 | 70,396 |
| Gross intangible assets: | 188,638 | 107,638 |
| Less: Accumulated amortization | (8,361) | (3,990) |
| Net carrying value | $180,277 | $103,648 |

(In thousands of U.S. dollars, except per share amounts or as otherwise disclosed)

*Finite-Lived Intangible Assets*

The following table summarizes the annual amortization of the finite-lived intangible assets through 2018:

| | Net Balance at December 31, 2011 | Estimated Useful Life | Remaining Life | Annual Amortization |
|---|---|---|---|---|
| Naglazyme intellectual property | $ 80,454 | 12 years | 11.9 years | $ 6,750 |
| European Union marketing rights for Firdapse | 26,586 | 10 years | 8.3 years | 3,223 |
| License payment for Kuvan FDA Approval | 981 | 7 years | 2.9 years | 384 |
| License payment for Kuvan EMEA Approval | 1,860 | 10 years | 6.9 years | 233 |
| Total | $109,881 | | | $10,590 |

On November 30, 2011, the Company entered into an Asset Purchase Agreement to purchase certain intellectual property from SA Pathology, a unit of the Central Adelaide Local Health Network located in Adelaide, Australia, for an upfront cash payment of $81.0 million. The intellectual property purchased by the Company includes issued and pending patents related to the purified form of Naglazyme and the method of using the enzyme in the treatment of Mucopolysaccharidosis VI, which expire between 2022 and 2023. Prior to this purchase, the Company licensed this intellectual property from SA Pathology and paid to them a five percent royalty on net sales of Naglazyme. In the year ended December 31, 2011, the Company recognized amortization expense of $0.5 million related to the Naglazyme intellectual property as a component of cost of sales in the consolidated statements of operations.

The Firdapse intangible assets consist of Firdapse product technology acquired as part of the Huxley acquisition in the fourth quarter of 2009, for which the EMEA granted marketing approval in December 2009. The EMEA did not enable the commercial launch of Firdapse until April 2010, at which time the Company began amortizing the European product technology at an annual rate of $3.2 million. As a result of the EMEA approval of Firdapse, the Company made license payments of $2.0 million to a third party in 2010 increasing the gross value of the European marketing rights for Firdapse by $2.0 million. In each of the years ended December 31, 2011 and 2010, the Company recognized $3.2 million and $2.4 million, respectively, of amortization expense related to the EU marketing rights for Firdapse as a component of intangible asset amortization and contingent consideration in the consolidated statement of operations.

The Kuvan intangible assets relate to license payments made to third parties as a result of the FDA approval of Kuvan in December 2007 and the EMEA approval in December 2008, which resulted in a $2.7 million addition to the Kuvan intangible assets. At December 31, 2011 and 2010, Kuvan intangible assets totaled a gross value of $5.0 million. In each of the years ended December 31, 2011, 2010 and 2009, the Company recognized $0.6 million of amortization expense related to the Kuvan intangible assets as a component of cost of sales in the consolidated statements of operations.

(In thousands of U.S. dollars, except per share amounts or as otherwise disclosed)

*Indefinite-Lived Intangible Assets*

A substantial portion of the assets acquired in the Huxley, LEAD and ZyStor acquisitions consisted of in-process research and development assets related to both early and late stage drug product candidates. The Company determined that the estimated acquisition-date fair values of the intangible assets related to rights to develop and commercialize the acquired assets were as follows:

| | December 31, | |
|---|---|---|
| | 2011 | 2010 |
| In-Process Research and Development | | |
| U.S. marketing rights for Firdapse | $ 6,710 | $ 6,710 |
| BMN-673 acquired through LEAD | 36,089 | 36,089 |
| BMN-701 acquired through ZyStor | 25,010 | 25,010 |
| Other acquired pre-clinical compounds | 2,587 | 2,587 |
| Net carrying value | $70,396 | $70,396 |

Intangible assets related to IPR&D assets are considered to be indefinite-lived until the completion or abandonment of the associated research and development efforts. During the period the assets are considered indefinite-lived, they will not be amortized but will be tested for impairment on an annual basis and between annual tests if the Company becomes aware of any events occurring or changes in circumstances that would indicate a reduction in the fair value of the IPR&D assets below their respective carrying amounts. The Company performed its annual impairment review during the fourth quarter of 2011 and determined that no impairments existed as of December 31, 2011. If and when development is complete, which generally occurs if and when regulatory approval to market a product is obtained, the associated assets would be deemed finite-lived and would then be amortized based on their respective estimated useful lives at that point in time. In estimating fair value of the IPR&D assets, the Company compensated for the differing phases of development of each asset by probability-adjusting its estimation of the expected future cash flows associated with each asset. The Company then determined the present value of the expected future cash flows. The projected cash flows from the IPR&D assets were based on key assumptions such as estimates of revenues and operating profits related to the feasibility and timing of achievement of development, regulatory and commercial milestones, expected costs to develop the IPR&D into commercially viable products and future expected cash flows from product sales.

## (11) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, net consisted of the following:

| | December 31, | |
|---|---|---|
| | 2011 | 2010 |
| Leasehold improvements | $ 49,456 | $ 40,196 |
| Building and improvements | 141,484 | 138,025 |
| Manufacturing and laboratory equipment | 72,039 | 59,711 |
| Computer hardware and software | 48,566 | 37,651 |
| Furniture and equipment | 7,679 | 6,573 |
| Land | 10,056 | 10,056 |
| Construction-in-progress | 55,436 | 14,729 |
| | $ 384,716 | $306,941 |
| Less: Accumulated depreciation | (115,745) | (85,075) |
| Total property, plant and equipment, net | $ 268,971 | $221,866 |

(In thousands of U.S. dollars, except per share amounts or as otherwise disclosed)

In August 2011, the Company acquired a bulk biologics manufacturing plant located in Shanbally, County Cork, Ireland (the Facility) for a total acquisition cost of $50.4 million, which includes $1.9 million of direct local transfer tax. The acquisition of the Facility was accounted for as a purchase of an asset, as it did not meet the definition of a business under FASB ASC Topic 850, *Business Combinations.* Accordingly, the total purchase price was allocated to the identified assets based on their relative fair values on the date of acquisition.

The allocation of the purchase price was as follows:

| | Acquisition Date Relative Fair Value |
|---|---|
| Manufacturing and laboratory equipment | $23,248 |
| Furniture and fixtures | 912 |
| Computer hardware and software | 328 |
| Building and improvements | 24,057 |
| Land | 1,127 |
| Consumable supplies capitalized in other assets | 766 |
| Total purchase price | 50,438 |
| Less consumables | (766) |
| Net property, plant and equipment acquired | $49,672 |

As of December 31, 2011, the fair value of the acquired assets is included in the construction-in-process balance as the assets have not been placed into service.

Depreciation expense for the years ended December 31, 2011, 2010 and 2009 was $31.9 million, $23.3 million and $15.9 million, respectively, of which $6.6 million, $5.1 million and $4.4 million was capitalized into inventory, respectively.

Capitalized interest related to the Company's property, plant and equipment purchases for the year ended December 31, 2011 was insignificant, compared to the years ended December 31, 2010 and 2009 when capitalized interest was $0.7 million and $0.7 million, respectively.

## (12) INVENTORY

Inventory consisted of the following:

| | December 31, | |
|---|---|---|
| | 2011 | 2010 |
| Raw materials | $ 12,145 | $ 11,174 |
| Work-in-process | 75,903 | 65,336 |
| Finished goods | 42,070 | 33,188 |
| Total inventory | $130,118 | $109,698 |

Inventory as of December 31, 2010 included $14.8 million of Naglazyme product manufactured in the Company's recently expanded production facility. The Company's expansion of its manufacturing facility, as for any new manufacturing facility or process, is required to be approved by the FDA and similar ex-U.S. regulatory agencies before the product manufactured in the facility can be sold commercially. During the fourth quarter of 2011, the expanded facility and new process were approved by the FDA.

(In thousands of U.S. dollars, except per share amounts or as otherwise disclosed)

## (13) SUPPLEMENTAL BALANCE SHEET INFORMATION

Other current assets consisted of the following:

| | December 31, | |
|---|---|---|
| | 2011 | 2010 |
| Non-trade receivables | $ 6,093 | $ 7,308 |
| Prepaid expenses | 7,551 | 8,452 |
| Foreign currency exchange forward contract asset | 4,705 | 1,221 |
| Current deferred tax assets | 21,115 | 16,658 |
| Other | 289 | 235 |
| Total other current assets | $39,753 | $33,874 |

Accounts payable and accrued liabilities consisted of the following:

| | December 31, | |
|---|---|---|
| | 2011 | 2010 |
| Accounts payable | $12,239 | $ 4,956 |
| Accrued accounts payable | 23,849 | 24,410 |
| Accrued vacation expense | 6,530 | 5,629 |
| Accrued compensation expense | 17,619 | 15,913 |
| Accrued taxes payable | 713 | 529 |
| Accrued interest expense | 1,300 | 1,804 |
| Accrued royalties payable | 5,866 | 5,362 |
| Accrued rebates payable | 6,025 | 5,899 |
| Other accrued operating expenses | 9,259 | 4,330 |
| Value added taxes payable | 3,165 | 2,950 |
| Current portion of contingent acquisition consideration payable | 5,555 | 8,794 |
| Current portion of foreign currency exchange forward contract liability | 194 | 1,673 |
| Other | 1,811 | 1,595 |
| Total accounts payable and accrued liabilities | $94,125 | $83,844 |

Other long-term liabilities consisted of the following:

| | December 31, | |
|---|---|---|
| | 2011 | 2010 |
| Long-term portion of deferred rent | $ 950 | $ 957 |
| Long-term portion of contingent acquisition consideration payable | 33,059 | 34,924 |
| Long-term portion of asset retirement obligation liability | 2,991 | 0 |
| Long-term portion of deferred compensation liability | 8,768 | 5,213 |
| Long-term income taxes payable | 5,165 | 5,584 |
| Deferred tax liabilities | 35,127 | 36,517 |
| Other | 2,119 | 806 |
| Total other long-term liabilities | $88,179 | $84,001 |

(In thousands of U.S. dollars, except per share amounts or as otherwise disclosed)

The roll forward of significant estimated accrued rebates, reserve for cash discounts and allowance for doubtful accounts for 2011, 2010 and 2009 was as follows:

| | Balance at Beginning of Period | Provision for Current Period Sales | Provision/ (Reversals) for Prior Period Sales | Actual Charges Related to Current Period Sales | Actual Charges Related to Prior Period Sales | Balance at End of Period |
|---|---|---|---|---|---|---|
| Year ended December 31, 2011: | | | | | | |
| Accrued rebates | $5,899 | $14,369 | $ (639) | $(10,042) | $(3,562) | $6,025 |
| Reserve for cash discounts | 304 | 3,543 | 0 | (3,209) | (296) | 342 |
| Allowance for doubtful accounts | 64 | 0 | 1,053 | 0 | (604) | 513 |
| Year ended December 31, 2010: | | | | | | |
| Accrued rebates | $4,786 | $11,835 | $(1,859) | $ (6,537) | $(2,326) | $5,899 |
| Reserve for cash discounts | 259 | 2,987 | 0 | (2,723) | (219) | 304 |
| Year ended December 31, 2009: | | | | | | |
| Accrued rebates | $3,194 | $ 5,571 | $ 187 | $ (3,323) | $ (843) | $4,786 |
| Acquired rebates reserve | 621 | 0 | (311) | 0 | (310) | 0 |
| Reserve for cash discounts | 243 | 2,170 | 0 | (2,017) | (137) | 259 |

## (14) DERIVATIVE INSTRUMENTS AND HEDGING STRATEGIES

***Foreign Currency Exposure***

The Company uses hedging contracts to manage the risk of its overall exposure to fluctuations in foreign currency exchange rates. The Company considers all of its designated hedging instruments to be cash flow hedges.

***Foreign Currency Exchange Rate Exposure***

The Company uses forward foreign currency exchange contracts to hedge certain operational exposures resulting from changes in foreign currency exchange rates. Such exposures result from portions of the Company's forecasted revenues and operating expenses being denominated in currencies other than the U.S. dollar, primarily the Euro and Brazilian Real, respectively.

The Company designates certain of these forward foreign currency exchange contracts as hedging instruments and enters into some forward foreign currency exchange contracts that are considered to be economic hedges that are not designated as hedging instruments. Whether designated or undesignated, these forward foreign currency exchange contracts protect against the reduction in value of forecasted foreign currency cash flows resulting from Naglazyme and Firdapse product revenues, Aldurazyme royalty revenues, operating expenses and net asset or liability positions designated in currencies other than the U.S. dollar. The fair values of forward foreign currency exchange contracts are estimated using current exchange rates and interest rates, and take into consideration the current creditworthiness of the counterparties or the Company, as applicable. Details of the specific instruments used by the Company to hedge its exposure to foreign currency exchange rate fluctuations follow below. See Note 16 for additional discussion regarding the fair value of forward foreign currency exchange contracts.

(In thousands of U.S. dollars, except per share amounts or as otherwise disclosed)

At December 31, 2011, the Company had 168 forward foreign currency exchange contracts outstanding to sell a total of 97.8 million Euros and nine forward foreign currency exchange contracts outstanding to buy 8.4 million Brazilian Real with expiration dates ranging from January 2012 through December 2013. These hedges were entered into to protect against the fluctuations in Euro denominated Naglazyme, Firdapse and Aldurazyme revenues and operating expenses denominated in Brazilian Real. The Company has formally designated these forward foreign currency exchange contracts as cash flow hedges and expects them to be highly effective within the meaning of FASB ASC Subtopic 815-30, *Derivatives and Hedging-Cash Flow Hedges,* in offsetting fluctuations in revenues denominated in Euros and operating expenses denominated in Brazilian Real related to changes in the foreign currency exchange rates.

The Company also enters into forward foreign currency exchange contracts that are not designated as hedges for accounting purposes. The changes in fair value of these forward foreign currency exchange contracts are included as a part of selling, general and administrative expenses in the Consolidated Statements of Operations. At December 31, 2011, separate from the 177 contracts discussed above, the Company had one outstanding forward foreign currency exchange contract to sell 23.9 million Euros that was not designated as a hedge for accounting purposes.

The maximum length of time over which the Company is hedging its exposure to the reduction in value of forecasted foreign currency cash flows through forward foreign currency exchange contracts is through December 2013. Over the next twelve months, the Company expects to reclassify $5.4 million from accumulated other comprehensive income to earnings as the forecasted revenue transactions and operating expenses occur.

At December 31, 2011 and 2010, the fair value carrying amounts of the Company's derivative instruments were as follows:

| | Asset Derivatives December 31, 2011 | | Liability Derivatives December 31, 2011 | |
|---|---|---|---|---|
| | **Balance Sheet Location** | **Fair Value** | **Balance Sheet Location** | **Fair Value** |
| **Derivatives designated as hedging instruments:** | | | | |
| Forward foreign currency exchange contracts | Other current assets | $4,705 | Accounts payable and accrued liabilities | $189 |
| Forward foreign currency exchange contracts | Other assets | 1,977 | Other long-term liabilities | 26 |
| Total | | $6,682 | | $215 |
| **Derivatives not designated as hedging instruments:** | | | | |
| Forward foreign currency exchange contracts | Other current assets | $ 0 | Accounts payable and accrued liabilities | $ 5 |
| Total | | $ 0 | | $ 5 |
| Total derivative contracts | | $6,682 | | $220 |

(In thousands of U.S. dollars, except per share amounts or as otherwise disclosed)

| | Asset Derivatives December 31, 2010 | | Liability Derivatives December 31, 2010 | |
|---|---|---|---|---|
| | Balance Sheet Location | Fair Value | Balance Sheet Location | Fair Value |
| **Derivatives designated as hedging instruments:** | | | | |
| Forward foreign currency exchange contracts | Other current assets | $1,221 | Accounts payable and accrued liabilities | $1,596 |
| Forward foreign currency exchange contracts | Other assets | 275 | Other long-term liabilities | 0 |
| Total | | $1,496 | | $1,596 |
| **Derivatives not designated as hedging instruments:** | | | | |
| Forward foreign currency exchange contracts | Other current assets | $ 0 | Accounts payable and accrued liabilities | $ 77 |
| Total | | $ 0 | | $ 77 |
| Total derivative contracts | | $1,496 | | $1,673 |

The effect of the Company's derivative instruments on the consolidated financial statements for the three years ended December 31, 2011, 2010 and 2009 was as follows:

| | Foreign Currency Forward Contracts | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| **Derivatives Designated as Hedging Instruments:** | | | |
| Net gain (loss) recognized in Other Comprehensive Income (OCI) (1) | $ 8,026 | $ 540 | $ (477) |
| Net gain (loss) reclassified from accumulated OCI into income (2) | (4,637) | 4,684 | (65) |
| Net gain (loss) recognized in income (3) | (1,486) | 285 | (76) |
| **Derivatives Not Designated as Hedging Instruments:** | | | |
| Net gain (loss) recognized in income (4) | $ 674 | $1,512 | $(1,144) |

(1) Net change in the fair value of the effective portion classified as OCI
(2) Effective portion classified as net product revenue
(3) Ineffective portion and amount excluded from effectiveness testing classified as selling, general and administrative expense
(4) Classified as selling, general and administrative expense

At December 31, 2011, 2010 and 2009, accumulated other comprehensive income/loss associated with foreign currency forward contracts qualifying for hedge accounting treatment was a gain of $8.0 million and a loss of $0.2 million and $0.7 million, respectively.

The Company is exposed to counterparty credit risk on all of its derivative financial instruments. The Company has established and maintained strict counterparty credit guidelines and enters into hedges only with financial institutions that are investment grade or better to minimize the Company's exposure to potential defaults. The Company does not require collateral to be pledged under these agreements.

## (15) CONVERTIBLE DEBT

In April 2007, the Company sold approximately $324.9 million of senior subordinated convertible notes due 2017 (the 2017 Notes). The debt was issued at face value and bears interest at the rate of 1.875% per annum,

(In thousands of U.S. dollars, except per share amounts or as otherwise disclosed)

payable semi-annually in cash. The debt is convertible, at the option of the holder, at any time prior to maturity or redemption, into shares of the Company's common stock at a conversion price of approximately $20.36 per share, subject to adjustment in certain circumstances. The debt does not include a call provision and the Company is unable to unilaterally redeem the debt prior to maturity on April 23, 2017. The Company also must repay the debt if there is a qualifying change in control or termination of trading of its common stock.

In connection with the placement of the 2017 Notes, the Company paid approximately $8.5 million in offering costs, which have been deferred and are included in other assets. The deferred offering costs are being amortized as interest expense over the life of the debt, and in each of the three years ended December 31, 2011, 2010 and 2009; the Company recognized amortization of expense of $0.9 million.

In March 2006, the Company sold $172.5 million of senior subordinated convertible notes due 2013 (the 2013 Notes). The debt was issued at face value and bears interest at the rate of 2.5% per annum, payable semi-annually in cash. The debt is convertible, at the option of the holder, at any time prior to maturity or redemption, into shares of the Company's common stock at a conversion price of approximately $16.58 per share, subject to adjustment in certain circumstances. The debt does not include a call provision and the Company is unable to unilaterally redeem the debt prior to maturity on March 29, 2013. The Company also must repay the debt if there is a qualifying change in control or termination of trading of its common stock.

In connection with the placement of the 2013 Notes, the Company paid approximately $5.5 million in offering costs, which have been deferred and are included in other assets. The deferred offering costs are being amortized as interest expense over the life of the debt. The Company recognized amortization expense of approximately $0.2 million for the year ended December 31, 2011, compared to $0.7 million and $0.8 million for the years ended December 31, 2010 and 2009, respectively. The decrease in amortization expense for the 2011 was attributed to the conversion of $29.2 million and $119.6 million in aggregate principal of the 2013 Notes in September 2011 and November 2010, respectively.

In September 2011, the Company entered into separate agreements with six of the existing holders of its 2013 Notes pursuant to which such holders converted $29.2 million in aggregate principal amount of the 2013 Notes into 1,760,178 shares of the Company's common stock. In addition to issuing the requisite number of shares of the Company's common stock pursuant to the 2013 Notes, the Company paid the holders future interest of approximately $1.1 million along with an aggregate of approximately $0.8 million related to varying cash premiums for agreeing to convert the 2013 Notes, which was recognized in total as debt conversion expense on the Company's consolidated statement of operations for the year ended December 31, 2011. Additionally, the Company reclassified $0.2 million of deferred offering costs to additional paid-in capital in connection with the conversion of the 2013 Notes. During the fourth quarter of 2011, certain note holders voluntarily exchanged an insignificant number of convertible notes for shares of the Company's common stock.

In November 2010, the Company entered into separate agreements with nine of the existing holders of its 2013 Notes pursuant to which such holders converted $119.6 million in aggregate principal amount of the 2013 Notes into 7,213,379 shares of the Company's common stock. In addition to issuing the requisite number of shares of the Company's common stock pursuant to the 2013 Notes, the Company paid the holders future interest of approximately $7.2 million along with an aggregate of approximately $6.5 million related to varying cash premiums for agreeing to convert the 2013 Notes, which was recognized in total as debt conversion expense on the Company's consolidated statement of operations for the year ended December 31, 2010. Additionally, the Company reclassified $1.3 million of deferred offering costs to additional paid-in capital in connection with the conversion of the 2013 Notes.

(In thousands of U.S. dollars, except per share amounts or as otherwise disclosed)

Interest expense on the Company's convertible debt for the year ended December 31, 2011 was $7.4 million, compared to $10.0 million and $10.4 million for the years ended December 31, 2010 and 2009, respectively. The decrease in interest expense related to the Company's convertible debt in 2011, compared to 2010 and 2009 was attributed to the conversion of $29.2 million and $119.6 million in aggregate principal of the 2013 Notes in September 2011 and November 2010, respectively.

## (16) FAIR VALUE MEASUREMENTS

The Company measures certain financial assets and liabilities at fair value on a recurring basis, including available-for-sale fixed income securities and foreign currency derivatives. The tables below present the fair value of these financial assets and liabilities determined using the following input levels at December 31, 2011 and 2010.

| | Fair Value Measurements at December 31, 2011 | | | |
|---|---|---|---|---|
| | Total | Quoted Price in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| **Assets:** | | | | |
| Cash and cash equivalents | | | | |
| Overnight deposits | $ 44,212 | $44,212 | $ 0 | $ 0 |
| Money market instruments | 2,060 | 0 | 2,060 | 0 |
| Total cash and cash equivalents | $ 46,272 | $44,212 | $ 2,060 | $ 0 |
| Available-for-sale securities | | | | |
| Short-term | | | | |
| Certificates of deposit | $ 38,564 | $ 0 | $ 38,564 | $ 0 |
| Commercial paper | 24,721 | 0 | 24,721 | 0 |
| Corporate securities | 85,535 | 0 | 85,535 | 0 |
| Long-term | | | | |
| Certificates of deposit | 17,191 | 0 | 17,191 | 0 |
| Corporate securities | 44,112 | 0 | 44,112 | 0 |
| U.S. Government agency securities | 32,890 | 0 | 32,890 | 0 |
| Greek government-issued bonds | 192 | 0 | 192 | 0 |
| Total available-for-sale securities | $243,205 | $ 0 | $243,205 | $ 0 |
| Deferred compensation asset (1) | 3,505 | 0 | 3,505 | 0 |
| Forward foreign currency exchange contract asset (2) | 6,682 | 0 | 6,682 | 0 |
| Total assets | $299,664 | $44,212 | $255,452 | $ 0 |
| **Liabilities:** | | | | |
| Deferred compensation liability (3) | $ 9,450 | $ 5,945 | $ 3,505 | $ 0 |
| Forward foreign currency exchange contract liability (2) | 220 | 0 | 220 | 0 |
| Contingent acquisition consideration payable (4) | 38,614 | 0 | 0 | 38,614 |
| Asset retirement obligation (5) | 2,991 | 0 | 0 | 2,991 |
| Total liabilities | $ 51,275 | $ 5,945 | $ 3,725 | $41,605 |

BIOMARIN PHARMACEUTICAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except per share amounts or as otherwise disclosed)

| | Fair Value Measurements at December 31, 2010 | | | |
|---|---|---|---|---|
| | Total | Quoted Price in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| **Assets:** | | | | |
| Cash and cash equivalents | | | | |
| Overnight deposits | $ 51,647 | $51,647 | $ 0 | $ 0 |
| Money market instruments | 36,432 | 0 | 36,432 | 0 |
| Total cash and cash equivalents | $ 88,079 | $51,647 | $ 36,432 | $ 0 |
| Available-for-sale securities | | | | |
| Short-term | | | | |
| Certificates of deposit | $ 29,845 | $ 0 | $ 29,845 | $ 0 |
| Commercial paper | 27,457 | 0 | 27,457 | 0 |
| Corporate securities | 80,186 | 0 | 80,186 | 0 |
| U.S. Government agency securities | 48,545 | 0 | 48,545 | 0 |
| Long-term | | | | |
| Certificates of deposit | 25,848 | 0 | 25,848 | 0 |
| Corporate securities | 72,329 | 0 | 72,329 | 0 |
| U.S. Government agency securities | 29,994 | 0 | 29,994 | 0 |
| Total available-for-sale securities | $314,204 | $ 0 | $314,204 | $ 0 |
| Deferred compensation asset (1) | 2,748 | 0 | 2,748 | 0 |
| Forward foreign currency exchange contract asset (2) | 1,496 | 0 | 1,496 | 0 |
| Total assets | $406,527 | $51,647 | $354,880 | $ 0 |
| **Liabilities:** | | | | |
| Deferred compensation liability (3) | $ 5,560 | $ 2,812 | $ 2,748 | $ 0 |
| Forward foreign currency exchange contract liability (2) | 1,673 | 0 | 1,673 | 0 |
| Contingent acquisition consideration payable (4) | 43,718 | 0 | 0 | 43,718 |
| Total liabilities | $ 50,951 | $ 2,812 | $ 4,421 | $43,718 |

(1) At December 31, 2011 and 2010, 96% and 97%, respectively, of the deferred compensation asset balance was included in other assets and the remainder of the balance was included in other current assets on the Company's consolidated balance sheets.

(2) See Note 14 for further information regarding the Company's derivative instruments.

(3) At December 31, 2011 and 2010, 93% and 94%, respectively, of the deferred compensation liability balance was included in other long-term liabilities and the remainder was included in accounts payable and accrued liabilities on the Company's consolidated balance sheets.

(4) At December 31, 2011 and 2010, 86% and 80%, respectively, of the contingent acquisition consideration payable was included in other long-term liabilities and 14% and 20%, respectively, was included in accounts payable and accrued liabilities.

(5) At December 31, 2011 the asset retirement obligation liability was included in other long-term liabilities.

(In thousands of U.S. dollars, except per share amounts or as otherwise disclosed)

The Company's level 2 securities are valued using third-party pricing sources, which generally use observable market prices, interest rates and yield curves observable at commonly quoted intervals of similar assets as observable inputs for pricing. The Company validates the prices provided by its third party pricing services by understanding the models used, obtaining market values from other pricing sources, analyzing pricing data in certain instances and confirming those securities traded in active markets. Due to the continued volatility associated with market conditions in Greece and reduced trading activity in its sovereign debt, the Company classified its $0.2 million of Greek government-issued bonds as level 2 in December 2011. See Note 4 for further information regarding the Company's financial instruments.

The Company's level 3 liabilities are estimated using a probability-based income approach utilizing an appropriate discount rate. Subsequent changes in the fair value of the contingent acquisition consideration payable, resulting from the revision of key assumptions, will be recorded in intangible asset amortization and contingent consideration on the Company's Consolidated Statements of Operations.

During the year ended December 31, 2011, the fair value of the contingent acquisition consideration payable decreased by $5.1 million due to changes in estimated probability, assumed timing of achievement of certain milestones and a $3.0 million development milestone paid to the former stockholders of Huxley. Approximately $0.3 million of this change was recorded as a reduction to goodwill during the first quarter of 2011 due to an adjustment to the original assumptions related to the acquisition of LEAD. Key assumptions used by management to estimate the fair value of contingent acquisition consideration payable include assumed probabilities, timing of when a milestone may be attained and assumed discount periods and rates.

As discussed in Notes 5, 6 and 7, the Company acquired intangible assets as a result of the ZyStor, LEAD and Huxley acquisitions. The estimated fair value of these long-lived assets was measured using level 3 inputs.

## (17) STOCKHOLDERS' EQUITY

*Share Incentive Plan*

BioMarin's 2006 Share Incentive Plan (Share Incentive Plan), as amended and restated on March 22, 2010, which replaced the Company's previous stock option plans (the 1997 Stock Plan and the 1998 Directors Options Plan), provides for grants of options to employees to purchase common stock at the fair market value of such shares on the grant date, as well as other forms of equity compensation. As of December 31, 2011, awards issued under the Share Incentive Plan include both stock options and restricted stock units. Stock option awards granted to employees generally vest over a four-year period on a cliff basis six months after the grant date and then monthly thereafter. The term of the outstanding options is generally ten years. Restricted stock units granted to employees generally vest in a straight-line annually over a four-year period after the grant date. Restricted stock units granted to directors generally vest in full one year after the grant date. As of December 31, 2011, options to purchase approximately 6.6 million and 9.7 million shares were outstanding under the Share Incentive Plan, and the Company's previous plans, respectively.

*Employee Stock Purchase Plan*

Under BioMarin's ESPP, which was approved in June 2006 and replaced the Company's previous plan, employees meeting specific employment qualifications are eligible to participate and can purchase shares on established dates semi-annually through payroll deductions at the lower of 85% of the fair market value of the stock at the commencement or each purchase date of the offering period. Each offering period will span up to two years. The ESPP permits eligible employees to purchase common stock through payroll deductions for up to 10% of qualified compensation, up to an annual limit of $25,000. The ESPP is intended to qualify as an

(In thousands of U.S. dollars, except per share amounts or as otherwise disclosed)

"employee stock purchase plan" under Section 423 of the Internal Revenue Code. As of December 31, 2011, 333,331 shares had been issued under the Employee Stock Purchase Plan, and approximately 0.9 million shares had been reserved for future issuance.

*Board of Director Grants*

An initial option is granted to each new outside member of BioMarin's Board of Directors to purchase 30,000 shares of common stock at the fair value on the date of the grant. Until January 2007, on each anniversary date of becoming a director, each outside member was granted options to purchase 30,000 shares of common stock at the fair market value on such date. Currently, on the date of each annual meeting of stockholders, other than newly elected directors, each outside director is granted options for the purchase of 15,000 shares of common stock and 2,500 restricted stock units. The options vest over one year and have a term of ten years. The restricted stock units vest on the one year anniversary of the date of grant.

*Stockholders' Rights Plan*

In 2002, the Board of Directors authorized a stockholders' rights plan, which was amended and restated on February 27, 2009. Terms of the plan provide for stockholders of record at the close of business on September 23, 2002 to receive one preferred share purchase right (Right) for each outstanding share of common stock held. The Rights will be exercisable if a person or group acquires 15% or more of the Company's common stock or announces a tender offer or exchange offer for 15% or more of the common stock. Depending on the circumstances, the effect of the exercise of the Rights will be to permit each holder of a Right to purchase shares of the Company's Series B Junior Participating Preferred Stock that have significantly superior dividend, liquidation and voting rights compared to the Company's common stock, at a price of $35.00 per share. The Company will be entitled to redeem the Rights at $0.001 per Right at any time before a person has acquired 15% or more of the outstanding common stock. Additionally, the Board has the authority to issue an additional 249,886 shares of preferred stock and to determine the terms of those shares without any further action by the Company's stockholders. The stockholders' rights plan expires in 2012. As of December 31, 2011, no rights have been granted under this plan.

## (18) STOCK-BASED COMPENSATION

A summary of stock option activity under all plans, including plans that were suspended upon adoption of the Share Incentive Plan, for the year ended December 31, 2011 is presented as follows:

| | Options | Weighted Average Exercise Price | Weighted Average Fair Value of Options Granted | Weighted Average Remaining Contractual Term (Years) | Aggregate Intrinsic Value |
|---|---|---|---|---|---|
| Balance as of December 31, 2010 | 14,900,241 | $20.08 | | | |
| Granted | 3,867,464 | $27.89 | $13.60 | | $ 25,083 |
| Exercised | (1,923,455) | $15.42 | | | |
| Expired and Forfeited | (525,100) | $24.70 | | | |
| Balance as of December 31, 2011 | 16,319,150 | $22.33 | | 7.09 | $205,402 |
| Options expected to vest as of December 31, 2011 | 5,506,909 | $23.61 | | | $ 55,340 |
| Exercisable as of December 31, 2011 | 9,904,117 | $21.06 | | | $139,819 |

(In thousands of U.S. dollars, except per share amounts or as otherwise disclosed)

The aggregate intrinsic value for outstanding options is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company's common stock as of the last trading day of fiscal 2011. The total intrinsic value of options exercised during the years ended December 31, 2010 and 2009 was $18.0 million and $4.6 million, respectively. There were 14.2 million options that were in-the-money at December 31, 2011. The aggregate intrinsic value of options exercised was determined as of the date of option exercise. Upon the exercise of the options, the Company issues new common stock from its authorized shares.

At December 31, 2011, an aggregate of approximately 19.6 million unissued shares were authorized for future issuance under the Share Incentive Plan.

The following table presents the composition of options outstanding and exercisable as of December 31, 2011:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of exercise prices | Number of Options Outstanding | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price | Number of Options Exercisable | Weighted Average Exercise Price |
| $ 0.00 to 7.50 | 384,023 | 2.79 | $ 6.32 | 384,023 | $ 6.32 |
| 7.51 to 11.50 | 508,294 | 4.18 | 9.70 | 451,369 | 9.53 |
| 11.51 to 15.50 | 3,171,765 | 6.24 | 13.79 | 2,335,400 | 13.58 |
| 15.51 to 19.50 | 3,206,463 | 5.63 | 17.59 | 2,918,190 | 17.51 |
| 19.51 to 23.50 | 2,834,918 | 8.31 | 21.56 | 1,171,557 | 21.59 |
| 23.51 to 27.50 | 1,624,355 | 9.08 | 26.26 | 366,929 | 26.08 |
| 27.51 to 31.50 | 2,163,778 | 9.34 | 28.36 | 319,580 | 28.25 |
| 31.50 to 34.50 | 278,493 | 9.44 | 33.10 | 29,763 | 32.62 |
| 34.51 to 37.50 | 64,850 | 6.16 | 35.12 | 61,434 | 35.12 |
| 37.50 to 41.50 | 2,082,211 | 6.33 | 38.60 | 1,865,872 | 38.60 |
| Total | 16,319,150 | | | 9,904,117 | |

The weighted average grant date fair value of options granted during the years ended December 31, 2011, 2010 and 2009 was $13.60, $11.25, and $7.48 per share, respectively.

(In thousands of U.S. dollars, except per share amounts or as otherwise disclosed)

***Determining the Fair Value of Stock Options and Stock Purchase Rights***

The fair value of each option award is estimated on the date of grant using the Black-Scholes valuation model and the assumptions noted in the tables below. The expected life of options is based on observed historical exercise patterns. Groups of employees that have similar historical exercise patterns were considered separately for valuation purposes, but none were identified that had distinctly different exercise patterns as of December 31, 2011. The expected volatility of stock options is based upon proportionate weightings of the historical volatility of the Company's common stock and the implied volatility of traded options on the Company's common stock for fiscal periods in which there is sufficient trading volume in options on the Company's common stock. The risk-free interest rate is based on the implied yield on a U.S. Treasury zero-coupon issue with a remaining term equal to the expected term of the option. The dividend yield reflects that the Company has not paid any cash dividends since inception and does not intend to pay any cash dividends in the foreseeable future. The assumptions used to estimate the per share fair value of stock options granted under the 2006 Share Incentive Plan were as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| **Stock Option Valuation Assumptions** | **2011** | **2010** | **2009** |
| Expected volatility | 46-50% | 50-52% | 53-55% |
| Dividend yield | 0.0% | 0.0% | 0.0% |
| Expected life | 6.3-6.4 years | 6.2 years | 6.0-6.1 years |
| Risk-free interest rate | 1.2-2.7% | 1.8-2.7% | 1.9-2.6% |

The Company recorded $31.7 million, $28.7 million and $26.8 million of compensation costs related to current period vesting of stock options for the years ended December 31, 2011, 2010, and 2009, respectively. As of December 31, 2011, the total unrecognized compensation cost related to unvested stock options was $74.7 million. These costs are expected to be recognized over a weighted average period of 1.9 years.

The assumptions used to estimate the per share fair value of stock purchase rights granted under the ESPP were as follows:

| **Employee Stock Purchase Plan** | **2011** | **2010** | **2009** |
|---|---|---|---|
| Expected volatility | 32-48% | 50-52% | 55% |
| Dividend yield | 0.0% | 0.0% | 0.0% |
| Expected life | 6-24 months | 6-24 months | 6-24 months |
| Risk-free interest rate | 0.1-0.6% | 0.2-1.0% | 0.2-0.9% |

The Company recorded $2.4 million, $2.4 million and $1.9 million of compensation costs related to options granted under the ESPP for the years ended December 31, 2011, 2010, and 2009, respectively. As of December 31, 2011, there was $3.2 million of total unrecognized compensation cost related to unvested stock options issuable under the ESPP. These costs are expected to be recognized over a weighted average period of 0.7 years.

***Restricted Stock Units with Service-Based Vesting Conditions***

Restricted stock units (RSUs) are generally subject to forfeiture if employment terminates prior to the release of vesting restrictions. The Company expenses the cost of the RSUs, which is determined to be the fair market value of the shares of common stock underlying the RSUs at the date of grant, ratably over the period during which the vesting restrictions lapse.

(In thousands of U.S. dollars, except per share amounts or as otherwise disclosed)

A summary of non-vested restricted stock unit activity under the plan for the year ended December 31, 2011 as follows:

| | Shares | Weighted Average Grant Date Fair Value |
|---|---|---|
| Non-vested units as of December 31, 2010 | 420,072 | $16.03 |
| Granted | 329,830 | 27.47 |
| Vested | (157,709) | |
| Forfeited | (21,289) | |
| Non-vested units as of December 31, 2011 | 570,904 | $24.54 |

The Company recorded $4.5 million, $2.1 million and $1.9 million of compensation costs related to restricted stock units for the years ended December 31, 2011, 2010 and 2009, respectively. As of December 31, 2011, there was $10.7 million of total unrecognized compensation cost related to unvested restricted stock units with service-based vesting conditions. These costs are expected to be recognized over a weighted average period of 2.9 years.

***Restricted Stock Unit Awards with Performance and Market Vesting Conditions***

On June 1, 2011, pursuant to the Board's approval, the Company granted RSU awards under the Share Incentive Plan to certain executive officers that provide for a base award of 875,000 RSUs in total (Base RSU) that may be adjusted to 75% to 125% depending on the performance of the Company's stock once as discussed further below of the total Base RSUs. The vesting of the Base RSUs under this specific grant is contingent upon the achievement of multiple performance conditions, as follows:

| Strategic Performance Goals | Percentage of Base RSUs to Vest Upon Achievement of Goal | Base Number of RSUs Granted Before TSR Multiplier |
|---|---|---|
| **Product Goals** | | |
| Approval of GALNS in the U.S. or EU prior to December 31, 2015 | 35% | 306,250 |
| Approval of PEG-PAL or any other non-GALNS product in the U.S. or EU prior to December 31, 2015 | 25% | 218,750 |
| **Financial Goal** | | |
| Total revenues of at least $775.0 million in fiscal 2015 | 40% | 350,000 |
| | | 875,000 |

The number of RSUs that could potentially vest from the Base RSUs granted is contingent upon achievement of specific performance goals and will be multiplied by the Total Shareholder Return (TSR) multiplier which could range from 75% to 125% to determine the number of earned RSUs. The TSR multiplier will be determined based on the Company's TSR percentile ranking relative to the TSR of the NASDAQ Biotechnology Index on December 31, 2015. TSR is calculated based on the 20-trading day average prices before the beginning and end of the performance period of the Company's common stock and each comparator company in the NASDAQ Biotechnology Index. The measurement period for the performance and TSR conditions is from June 1, 2011 through December 31, 2015, subject to certain change of control provisions (the Performance Period). The Company's TSR percentile ranking within the NASDAQ Biotechnology Index will result in a TSR multiplier ranging from 75% to 125%. The RSUs earned at the end of the Performance Period,

(In thousands of U.S. dollars, except per share amounts or as otherwise disclosed)

will vest on the filing date of the Company's Annual Report on Form 10-K for the 2015 fiscal year, subject to certain holding periods. The maximum number of RSUs that could vest if all performance conditions are achieved and a TSR multiplier of 125% is applied would be 1,093,750 RSUs.

Stock-based compensation expense for this award will be recognized over the service period beginning in the period the Company determines the strategic performance goal or goals is probable of achievement. Accordingly, because the Company's management has not yet determined the goals are probable of achievement as of December 31, 2011, no compensation expense has been recognized for these awards for the year ended December 31, 2011.

The Company utilized a Monte Carlo simulation model to estimate the TSR multiplier and determined the grant date fair value of $32.61 for each RSU on June 1, 2011. The assumptions used to estimate the fair value of this award with performance and market vesting conditions were as follows:

| Restricted Stock Unit Awards With Performance and Market Vesting Conditions | |
|---|---|
| Fair value of the Company's common stock on grant date | $28.11 |
| Expected volatility | 47.95% |
| Risk-free interest rate | 1.42% |
| Dividend yield | 0.0% |

The Monte Carlo simulation model also assumed correlations of returns of the stock prices of the Company's common stock and the common stock of a peer group of companies and historical stock price volatilities of the peer group of companies. The valuation model also used terms based on the length of the performance period and compound annual growth rate goals for total stockholder return based on the provisions of the award.

Compensation expense included in the Company's consolidated statements of operations for all stock-based compensation arrangements was as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Cost of sales | $ 5,171 | $ 4,269 | $ 3,948 |
| Research and development | 16,365 | 13,760 | 11,919 |
| Selling, general and administrative | 22,283 | 19,463 | 18,681 |
| Total stock-based compensation expense | $43,819 | $37,492 | $34,548 |

There was no income tax benefit associated with stock-based compensation for 2009 because any deferred tax asset resulting from stock-based compensation was offset by additional valuation allowance.

Stock-based compensation of $5.3 million, $5.1 million and $5.4 million was capitalized into inventory, for the years ended December 31, 2011, 2010 and 2009, respectively. Capitalized stock-based compensation is recognized as cost of sales when the related product is sold.

At December 31, 2011, an aggregate of approximately 22.6 million unissued shares was authorized for future issuance under the Company's stock plans, which include shares issuable under the Share Incentive Plan and the Company's ESPP. Under the Share Incentive Plan, awards that expire or are cancelled without delivery of shares generally become available for issuance under the plan. Awards that expire or are cancelled under the Company's suspended 1997 Stock Plan or 1998 Director Option Plan may not be reissued.

## (19) EARNINGS (LOSS) PER SHARE

Potential shares of common stock include shares issuable upon the exercise of outstanding employee stock option awards, common stock issuable under the ESPP, unvested restricted stock, common stock held by the Company's Nonqualified Deferred Compensation Plan and contingent issuances of common stock related to convertible debt.

The following table sets forth the computation of basic and diluted earnings/loss per common share:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Numerator: | | | |
| Net income (loss), basic | $ (53,836) | $205,819 | $ (488) |
| Interest expense on convertible debt | 0 | 9,977 | 0 |
| Amortization of deferred offering costs related to the convertible debt | 0 | 1,549 | 0 |
| Net income (loss), diluted | $ (53,836) | $217,345 | $ (488) |
| Denominator (in thousands of common shares): | | | |
| Basic weighted-average shares outstanding | 112,122 | 103,093 | 100,271 |
| Effect of dilutive securities: | | | |
| Stock options | 0 | 2,403 | 0 |
| Potentially issuable restricted common stock | 0 | 286 | 0 |
| Potentially issuable common stock for ESPP purchases | 0 | 763 | 0 |
| Common stock issuable under convertible debt | 0 | 19,129 | 0 |
| Fully diluted weighted-average shares | 112,122 | 125,674 | 100,271 |
| Basic earnings (loss) per common share | $ (0.48) | $ 2.00 | $ (0.00) |
| Diluted earnings (loss) per common share | $ (0.48) | $ 1.73 | $ (0.00) |

In addition to the equity instruments included in the table above, the table below presents potential shares of common stock that were excluded from the computation as they were anti-dilutive using the treasury stock method:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Options to purchase common stock | 16,319 | 12,497 | 14,047 |
| Common stock issuable under convertible debt | 17,372 | 0 | 26,343 |
| Unvested restricted stock units | 1,068 | 134 | 333 |
| Potentially issuable common stock for ESPP purchases | 241 | 0 | 281 |
| Common stock held by the Nonqualified Deferred Compensation Plan | 173 | 104 | 91 |
| Total | 35,173 | 12,735 | 41,095 |

## (20) COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED OTHER COMPREHENSIVE INCOME

Comprehensive income (loss) includes net income (loss) and certain changes in stockholders' equity that are excluded from net income (loss), such as changes in unrealized gains and losses on the Company's available-for-sale securities, unrealized gains and losses on foreign currency hedges and changes in the

(In thousands of U.S. dollars, except per share amounts or as otherwise disclosed)

Company's cumulative foreign currency translation account. The provision for income taxes related to the items included in other comprehensive income (loss), assuming they were recognized in income, would be approximately $3.1 million and $0.4 million at December 31, 2011 and 2010, respectively.

During the year ended December 31, 2011, total comprehensive loss was approximately $49.1 million, compared to total comprehensive income of $205.1 million and total comprehensive loss of $0.7 million, for the years ended December 31, 2010 and 2009, respectively. The fluctuation in accumulated other comprehensive income (loss) was comprised of the following:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Net unrealized gain (loss) loss on available-for-sale securities | $ (593) | $ 150 | $ 299 |
| Net unrealized gain (loss) on foreign currency hedges, net of taxes | 5,286 | 158 | (477) |
| Net realized gain on equity investments | 0 | (1,052) | 0 |
| Net foreign currency translation gain (loss) | 6 | (1) | 5 |
| Change in accumulated other comprehensive income (loss) | $4,699 | $ (745) | $(173) |

## (21) REVENUE AND CREDIT CONCENTRATIONS

*Net Product Revenue*—The Company considers there to be revenue concentration risks for regions where net product revenue exceeds ten percent of consolidated net product revenue. The concentration of the Company's net product revenue within the regions below may have a material adverse effect on the Company's revenue and results of operations if sales in the respective regions were to experience difficulties.

The table below summarizes net product revenue concentrations based on patient location for Naglazyme, Kuvan and Firdapse and Genzyme's headquarters for Aldurazyme. Although Genzyme sells Aldurazyme worldwide, the royalties earned by the Company on Genzyme's net sales are included in the U.S. as the Company's transactions are with Genzyme whose headquarters are located in the U.S.

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Region: | | | |
| United States | 51% | 53% | 53% |
| Europe | 23% | 24% | 24% |
| Latin America | 13% | 11% | 11% |
| Rest of World | 13% | 12% | 12% |
| Total net product revenue | 100% | 100% | 100% |

The following table illustrates the percentage of the Company's consolidated net product revenue attributed to the Company's three largest customers.

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Customer A | 17% | 18% | 20% |
| Customer B (1) | 19% | 19% | 22% |
| Customer C | 10% | 9% | 10% |
| Total | 46% | 46% | 52% |

(1) Genzyme is the company's sole customer for Aldurazyme and is responsible for marketing and selling Aldurazyme to third-parties. Net product revenues from Genzyme are comprised of royalties on world wide net Aldurazyme sales and incremental product transfer revenue.

(In thousands of U.S. dollars, except per share amounts or as otherwise disclosed)

The accounts receivable balances at December 31, 2011 and 2010 were comprised of amounts due from customers for net product sales of Naglazyme, Kuvan and Firdapse and Aldurazyme product transfer and royalty revenues. On a consolidated basis, the two largest customers accounted for 49% and 14% of the December 31, 2011 accounts receivable balance, compared to December 31, 2010 when the two largest customers accounted for 47% and 17% of the accounts receivable balance. As of December 31, 2011 and 2010, accounts receivable for the Company's largest customer balance included $31.0 million and $23.1 million, respectively, of unbilled accounts receivable related to net incremental Aldurazyme product transfers to Genzyme. The Company does not require collateral from its customers, but performs periodic credit evaluations of its customers' financial condition and requires immediate payment in certain circumstances.

The Company's product sales to government-owned or government-funded customers in certain European countries, including Greece, are subject to payment terms that are statutorily determined. Because these customers are government-owned or government-funded, the Company may be impacted by declines in sovereign credit ratings or sovereign defaults in these countries. In 2010, the Greek government announced a plan for repayment of its debt to international pharmaceutical companies. This plan calls for the majority of pharmaceutical industry receivables from 2007 to 2009 to be settled in non-interest bearing bonds issued by the Greek government, with maturity dates ranging from one to four years. In December 2011, the Company received Greek government-issued bonds with a fair value of $0.2 million as consideration for accounts receivable totaling $0.8 million.

A significant or further decline in sovereign credit ratings or a default in Greece, or in other countries, may decrease the likelihood that the Company will collect accounts receivable or may increase the discount rates and the length of time until receivables are collected, which could result in a negative impact to the Company's operating results. For the year ended December 31, 2011, approximately 4.5 % of the Company's net product revenues were from the Southern European countries of Italy, Spain, Portugal and Greece and approximately, 15.4 % of the Company's outstanding accounts receivable at December 31, 2011 related to such countries.

*Royalty and license revenues*—Royalty and license revenues include Orapred product royalties, a product the Company acquired in 2004 and sublicensed in 2006, and 6R-BH4 royalty revenues for product sold in Japan as detailed below:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Orapred product royalties | $1,382 | $4,693 | $5,641 |
| 6R-BH4 royalty revenues | 1,861 | 1,191 | 915 |
| Total | $3,243 | $5,884 | $6,556 |

## (22) INCOME TAXES

The provision for (benefit from) income taxes is based on income (loss) before income taxes as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| U.S. Source | $ 63,640 | $ 28,659 | $ 5,198 |
| Non-US Source | (107,267) | (50,149) | (4,632) |
| Income (loss) before income taxes | $ (43,627) | $(21,490) | $ 566 |

BIOMARIN PHARMACEUTICAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except per share amounts or as otherwise disclosed)

The U.S. and foreign components of the provision for (benefit from) income taxes are as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Provision for current income tax expense (benefit): | | | |
| Federal | $ 2,766 | $ 289 | $ (362) |
| State and local | 1,439 | 1,355 | (17) |
| Foreign | 1,641 | 1,624 | 1,433 |
| | $ 5,846 | $ 3,268 | $1,054 |
| Provision for deferred income tax expense (benefit): | | | |
| Federal | $ 7,398 | $ (213,796) | $ 0 |
| State and local | (2,957) | (16,377) | 0 |
| Foreign | (78) | (404) | 0 |
| | $ 4,363 | $ (230,577) | $ 0 |
| Provision for (benefit from) income taxes | $10,209 | $ (227,309) | $1,054 |

The following is a reconciliation of the statutory federal income tax rate to the Company's effective income tax rate expressed as a percentage of income (loss) before income taxes:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Federal statutory income tax rate | 35.0% | 35.0% | 35.0% |
| State and local taxes | (1.9) | (6.3) | 8.8 |
| Orphan Drug & General Business Credit | 43.9 | (23.3) | 488.9 |
| Stock compensation expense | (8.2) | (12.7) | 683.5 |
| Nondeductible debt conversion expense | (0.6) | (10.9) | 0 |
| Changes in the fair value of contingent acquisition consideration payable | 1.5 | (6.5) | 0 |
| Subpart F income | 0 | 0 | 97.5 |
| Nondeductible acquisition expenses | (0.2) | (1.9) | 0 |
| Imputed interest expense on Orapred acquisition obligation | 0 | 0 | 159.4 |
| Section 162(m) limitation | (0.9) | (1.6) | 30.9 |
| Permanent items | (1.3) | (1.6) | 139.5 |
| Foreign tax rate differential | (86.7) | (89.2) | 223.4 |
| Other | 1.0 | 0 | 0 |
| Alternative Minimum Tax | 0 | 0 | (45.9) |
| Valuation allowance/Deferred benefit | (5.0) | 1176.7 | (1634.7) |
| Effective income tax rate | (23.4)% | 1057.7% | 186.3% |

(In thousands of U.S. dollars, except per share amounts or as otherwise disclosed)

The significant components of the Company's net deferred tax assets are as follows:

| | December 31, | |
|---|---|---|
| | 2011 | 2010 |
| **Net deferred tax assets:** | | |
| Net operating loss carryforwards | $ 33,796 | $ 76,488 |
| Credit and contribution carryforwards | 162,710 | 133,007 |
| Capitalized research expenses | 128 | 226 |
| Property, plant and equipment | 231 | 3,123 |
| Accrued expenses, reserves, and prepaids | 12,148 | 9,018 |
| Intangible assets | 5,979 | 5,894 |
| Deferred revenue | 39 | 77 |
| Stock-based compensation | 22,144 | 17,575 |
| Impairment on investment | 0 | 2,517 |
| Inventory | 10,957 | 9,372 |
| Capital loss carryforwards | 3,101 | 1,212 |
| Gross deferred tax assets | $251,233 | $258,509 |
| Deferred tax liability related to joint venture basis difference | (1,813) | (1,794) |
| Deferred tax liability related to business acquisitions | (35,127) | (36,517) |
| Other | (215) | (383) |
| Valuation allowance | (5,441) | (3,658) |
| Net deferred tax assets | $208,637 | $216,157 |

As of December 31, 2011, the Company had federal operating loss carryforwards of approximately $169.2 million and state operating loss carryforwards of approximately $157.1 million. The Company also had federal research and development and orphan drug credit carryforwards of approximately $145.7 million as of December 31, 2011, and state research credit carryovers of approximately $13.0 million. The federal net operating loss will expire at various dates beginning in 2024 through 2031 if not utilized. The federal credit carry forward will expire at various dates beginning in 2018 through 2031 of not utilized. The state net operating loss carryforwards will expire at various dates beginning in 2012 through 2031 if not utilized. Certain state research credit carryovers will begin to expire in 2014 if not utilized, with others carrying forward indefinitely. The Company also has Canadian net operating loss carryforwards of $1.9 million and research credit carryovers of $0.3 million that it currently does not expect to fully utilize and therefore carry a full valuation allowance. The Canadian net operating loss carryforwards and research credit carryovers expire from 2014 to 2027 and by 2012, respectively.

As of December 31, 2011, approximately $98.0 million of the federal net operating loss carryforwards and $50.2 million of the state net operating loss carryforwards reported above are from the exercise of employee stock options, which will be accounted for as an increase to additional paid-in-capital if and when realized.

The Company's net operating losses and credits could be subject to annual limitations due to ownership change limitations provided by Internal Revenue Code Section 382 and similar state provisions. An annual limitation could result in the expiration of net operating losses and tax credit carryforward before utilization. There are limitations on the tax attributes of the entities acquired in 2010, however the Company does not believe the limitations will have a material impact on the utilization of the net operating losses or tax credits.

The $35.1 million deferred tax liability relates to the tax impact of future amortization or possible impairments associated with the intangible assets acquired from ZyStor, LEAD and Huxley, which are not deductible for tax purposes.

**(In thousands of U.S. dollars, except per share amounts or as otherwise disclosed)**

Based on projected U.S. taxable income and other key operating factors, the Company concluded in 2010 that it is more likely than not that a significant portion of the benefit of its deferred tax assets would be realized. As a result, the amount of the valuation allowance related to the deferred tax assets expected to be realized was reversed, resulting in a net tax benefit in 2010 of $230.6 million, which was recorded as a tax benefit in the Company's consolidated statement of operations in 2010. The financial projections supporting the Company's conclusion to release a portion of its valuation allowance contain significant assumptions and estimates of future operations. If such assumptions were to differ significantly, it may have a material impact of the Company's ability to realize its deferred tax assets. At the end of each period, the Company will reassess the ability to realize the deferred tax benefits. If it is more likely than not that the Company will not realize the deferred tax benefits, then all or a portion of the valuation allowance may need to be re-established, which would result in a charge to tax expense.

In 2011, the valuation allowance increased by $1.8 million due primarily to capital losses associated with the investment loss that are not more likely than not to be realized. In 2010 the valuation allowance decreased by $264.4 million primarily due to the discrete partial release of the valuation allowance in 2010 and the utilization of federal net operating loss carryforward during 2010 and decreased by $26.7 million in 2009.

Effective January 1, 2007 the Company adopted the accounting requirements that clarified the criteria for recognizing income tax benefits and requires disclosures of uncertain tax positions. The financial statement recognition of the benefit for a tax position is dependent upon the benefit being more likely than not to be sustainable upon audit by the applicable taxing authority. If this threshold is met, the tax benefit is then measured and recognized at the largest amount that is greater than 50% likely of being realized upon ultimate settlement. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

| | |
|---|---|
| Balance at December 31, 2010 | $31,112 |
| Additions based on tax positions related to the current year | 4,660 |
| Additions for tax positions of prior years | 578 |
| Balance at December 31, 2011 | $36,350 |

Included in the balance of unrecognized tax benefits at December 31, 2011 are potential benefits of $36.4 million that, if recognized, would affect the effective tax rate. The Company's policy for classifying interest and penalties associated with unrecognized income tax benefits is to include such items in the income tax expense. No interest or penalties have been recorded by the Company to date through December 31, 2011.

The Company files income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. For income tax returns filed before 2007, the Company is no longer subject to audit by the U.S. federal, state, local or non-U.S. tax authorities. However, carryforward tax attributes that were generated prior to 2007 may still be adjusted upon examination by tax authorities. Currently, the Company has no pending or open tax return audits.

U.S. income and foreign withholding taxes have not been recognized on the excess of the amount for financial reporting over the tax basis of investments in foreign subsidiaries that are essentially permanent in duration. This excess totaled approximately $2.9 million as of December 31, 2011, which will be indefinitely reinvested; therefore, deferred income taxes of approximately $1.1 million have not been provided on such foreign earnings. The Company has also elected to treat certain foreign entities as disregarded entities for U.S. tax purposes, which results in their net income or loss being recognized currently in the Company's U.S. tax return.

**(In thousands of U.S. dollars, except per share amounts or as otherwise disclosed)**

## (23) COLLABORATIVE AGREEMENTS

*Merck Serono*

In May 2005, the Company entered into an agreement with Merck Serono S.A. (Merck Serono) for the further development and commercialization of BH4, both in Kuvan for PKU and for other indications, and PEG-PAL (phenylalanine ammonia lyase). Through the agreement and subsequent amendment, Merck Serono acquired exclusive rights to market these products in all territories outside the U.S., Canada and Japan, and BioMarin retained exclusive rights to market these products in the U.S. and Canada. The Company and Merck Serono may collaborate on the development of Kuvan and PEG-PAL. If they agree to collaborate Merck Serono will generally share equally all development costs following successful completion of Phase 2 trials for such product candidate in such indication. Merck Serono has indicated that it will not collaborate on PEG-PAL, but this decision does not affect its exclusive rights to PEG-PAL in its territory. BioMarin and Merck Serono are individually responsible for the costs of commercializing the products within their respective territories. Merck Serono will also pay BioMarin royalties on its net sales of these products. The term of the agreement is the later of 10 years after the first commercial sale of the products or the period through the expiration of all related patents within the territories. As of December 31, 2011 and 2010, amounts due from Merck Serono for reimbursable development costs for Kuvan totaled $0.1 million and $0.2 million, respectively.

*Other Agreements*

The Company is engaged in research and development collaborations with various other entities. These provide for sponsorship of research and development by the Company and may also provide for exclusive royalty-bearing intellectual property licenses or rights of first negotiation regarding licenses to intellectual property development under the collaborations. Typically, these agreements can be terminated for cause by either party upon 90 days written notice.

In September 2007, the Company licensed to Asubio Pharma Co., Ltd. (a subsidiary of Daiichi Sankyo) exclusive rights to data and intellectual property contained in the Kuvan new drug application. The Company receives royalties on net sales of the product in Japan.

## (24) COMPENSATION AGREEMENTS AND PLANS

*Employment Agreements*

The Company has entered into employment agreements with certain officers. Generally, these agreements can be terminated without cause by the Company upon written prior notice and payment of specified severance, or by the officer upon four weeks' prior written notice to the Company.

*401(k) Plan*

The Company sponsors the BioMarin Retirement Savings Plan (401(k) Plan). Most employees (Participants) are eligible to participate following the start of their employment, at the beginning of each calendar month. Participants may contribute to the 401(k) Plan up to the lesser of 100% of their current compensation to or an amount up to a statutorily prescribed annual limit. The Company pays the direct expenses of the 401(k) Plan and matches 100% of each Participant's contributions, up to a maximum of the lesser of 2% of the employee's annual compensation or $4,000 per year. The Company's matching contribution vests over four years from employment commencement and was approximately $2.2 million, $1.4 million and $1.1 million for the years ended December 31, 2011, 2010 and 2009, respectively. Employer contributions not vested upon employee termination are forfeited.

(In thousands of U.S. dollars, except per share amounts or as otherwise disclosed)

*Deferred Compensation Plan*

In December 2005, the Company adopted the Deferred Compensation Plan. The Deferred Compensation Plan allows eligible employees, including members of the Board, management and certain highly-compensated employees as designated by the Plan's Administrative Committee, the opportunity to make voluntary deferrals of compensation to specified future dates, retirement or death. Participants are permitted to defer portions of their salary, annual cash bonus and restricted stock. The Company may not make additional direct contributions to the Deferred Compensation Plan on behalf of the participants, without further action by the Board. Deferred compensation is held in trust and generally invested to match the investment benchmarks selected by participants. The recorded cost of any investments will approximate fair value. Investments of $3.5 million and $2.7 million and the related deferred compensation liability of $9.5 million and $5.6 million were recorded as of December 31, 2011 and 2010, respectively. Company stock issued into the Deferred Compensation Plan is recorded and accounted for similarly to treasury stock in that the value of the employer stock is determined on the date the restricted stock vests and the shares are issued into the Deferred Compensation Plan. The restricted stock issued into the Deferred Compensation Plan upon vesting is recorded in stockholders' equity. As of December 31, 2011 and 2010, the fair value of Company stock held by the Deferred Compensation Plan was $5.9 million and $2.8 million, respectively. The change in market value amounted to a loss of approximately $1.3 million in 2011 compared to loss of approximately $0.8 million in 2010 and a gain of approximately $0.3 million in 2009.

## (25) JOINT VENTURE

Effective January 2008, the Company and Genzyme restructured BioMarin/Genzyme LLC. Under the revised structure, the operational responsibilities for the Company and Genzyme did not significantly change, as Genzyme continues to globally market and sell Aldurazyme and the Company continues to manufacture Aldurazyme.

Genzyme records sales of Aldurazyme to third party customers and pays the Company a tiered payment ranging from approximately 39.5% to 50% of worldwide net product sales depending on sales volume, which is recorded by the Company as product revenue. The Company recognizes a portion of this amount as product transfer revenue when product is released to Genzyme because all of the Company's performance obligations are fulfilled at this point and title to, and risk of loss for, the product has transferred to Genzyme. The product transfer revenue represents the fixed amount per unit of Aldurazyme that Genzyme is required to pay the Company if the product is unsold by Genzyme. The amount of product transfer revenue is deducted from the calculated royalty rate when the product is sold by Genzyme. Genzyme's contractual return rights for Aldurazyme are limited to defective product. Certain research and development activities and intellectual property related to Aldurazyme continue to be managed in the joint venture with the costs shared equally by the Company and Genzyme.

The Company presents the related cost of sales and its Aldurazyme-related operating expenses as operating expenses in the consolidated statements of operations. Equity in the loss of BioMarin/Genzyme LLC subsequent to the restructuring includes BioMarin's 50% share of the net income (loss) of BioMarin/Genzyme LLC related to intellectual property management and ongoing research and development activities.

(In thousands of U.S. dollars, except per share amounts or as otherwise disclosed)

The results of the joint venture's operations are presented in the table below.

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2011 (unaudited) | 2010 (unaudited) | 2009 (unaudited) |
| Revenue | $ 0 | $ 0 | $ 0 |
| Cost of goods sold | 0 | 0 | 0 |
| Gross profit | 0 | 0 | 0 |
| Operating expenses | 4,855 | 5,938 | 5,195 |
| Loss from operations | (4,855) | (5,938) | (5,195) |
| Other income (expense) | 5 | (43) | 7 |
| Net loss | $(4,850) | $(5,981) | $(5,188) |
| Equity in the loss of BioMarin/Genzyme LLC | $(2,426) | $(2,991) | $(2,594) |

The summarized assets and liabilities of the joint venture and the components of the Company's investment in the joint venture are as follows:

| | December 31, | |
|---|---|---|
| | 2011 (unaudited) | 2010 (unaudited) |
| Assets | $ 2,531 | $ 3,702 |
| Liabilities | (1,406) | (1,504) |
| Net equity | $ 1,125 | $ 2,198 |
| Investment in BioMarin/Genzyme LLC (50% share of net equity) | $ 559 | $ 1,082 |

## (26) COMMITMENTS AND CONTINGENCIES

*Lease Commitments*

The Company leases office space and research, testing and manufacturing laboratory space in various facilities under operating agreements expiring at various dates through 2022. Certain of the leases provide for options by the Company to extend the lease for multiple five-year renewal periods and also provide for annual minimum increases in rent, usually based on a consumer price index or annual minimum increases. Minimum lease payments for future years are as follows:

| | |
|---|---|
| 2012 | $ 5,349 |
| 2013 | 4,700 |
| 2014 | 3,021 |
| 2015 | 3,113 |
| 2016 | 2,444 |
| Thereafter | 3,144 |
| Total | $21,771 |

(In thousands of U.S. dollars, except per share amounts or as otherwise disclosed)

Rent expense for the years ended December 31, 2011, 2010 and 2009 was \$6.0 million, \$5.1 million, and \$4.3 million, respectively. Deferred rent accruals at December 31, 2011 totaled \$1.3 million, of which \$0.3 million was current. At December 31, 2010, deferred rent accruals totaled \$1.3 million, of which \$0.4 million was current.

On January 6, 2012, the Company entered into two lease agreements with SR Corporate Center Phase Two LLC to accommodate the Company's continued growth and to relocate its corporate headquarters to San Rafael, California (the Leases). The Leases have a term of ten years, commencing on April 15, 2012, with two five year options to extend. The Company's minimum lease commitment over the ten years totals \$40.8 million. The Leases are secured by an irrevocable standby letter of credit of \$4.7 million, which declines over a period of five years to \$0.7 million for the period from January 30, 2016 to lease expiration. Additionally, the Company has the right to terminate the Leases after eight years upon the payment of a preset termination fee.

*Research and Development Funding and Technology Licenses*

The Company uses experts and laboratories at universities and other institutions to perform certain research and development activities. These amounts are included as research and development expenses as services are provided.

The Company has also licensed technology, for which it is required to pay royalties upon future sales, subject to certain annual minimums. As of December 31, 2011, such minimum annual commitments were approximately \$0.2 million.

*Contingencies*

From time to time the Company is involved in legal actions arising in the normal course of its business. The Company is not presently subject to any material litigation nor, to management's knowledge, is any litigation threatened against the Company that collectively is expected to have a material adverse effect on the Company's consolidated cash flows, financial condition or results of operations. The Company is also subject to contingent payments totaling approximately \$357.9 million upon achievement of certain regulatory and licensing milestones if they occur before certain dates in the future.

[THIS PAGE INTENTIONALLY LEFT BLANK]

**Exhibit 99.1**

## BioMarin/Genzyme LLC

## Index to Consolidated Financial Statements

[THIS PAGE INTENTIONALLY LEFT BLANK]

## Report of Independent Auditors

To the Steering Committee of BioMarin/Genzyme LLC:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statement of operations, of cash flows and of changes of venturers' capital present fairly, in all material respects, the financial position of BioMarin/Genzyme LLC and its subsidiaries (the "Joint Venture") at December 31, 2010 and December 31, 2009, and the results of their operations and their cash flows for the years ended December 31, 2010 and December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Joint Venture's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
February 24, 2011

**BioMarin/Genzyme LLC**

**Consolidated Balance Sheets**
**(Amounts in thousands)**

| | December 31, 2011 (unaudited) | December 31, 2010 |
|---|---|---|
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $2,531 | $3,702 |
| Total assets | $2,531 | $3,702 |
| **LIABILITIES AND VENTURERS' CAPITAL** | | |
| Current liabilities: | | |
| Due to BioMarin Companies | $ 138 | $ 147 |
| Due to Genzyme Corporation | 1,261 | 1,338 |
| Accrued expenses | 7 | 47 |
| Total liabilities | 1,406 | 1,532 |
| Commitments and contingencies (Note D) | — | — |
| Venturers' capital: | | |
| Venturers' capital—BioMarin Companies | 563 | 1,085 |
| Venturers' capital—Genzyme Corporation | 562 | 1,085 |
| Total Venturers' capital | 1,125 | 2,170 |
| Total liabilities and Venturers' capital | $2,531 | $3,702 |

The accompanying notes are an integral part of these consolidated financial statements.

**BioMarin/Genzyme LLC**

**Consolidated Statements of Operations**
**(Amounts in thousands)**

| | For the Years Ended December 31, | | |
|---|---|---|---|
| | 2011 (unaudited) | 2010 | 2009 |
| Revenues: | | | |
| Net product sales | $ — | $ — | $ — |
| Operating costs and expenses: | | | |
| Cost of products sold | — | — | — |
| Selling, general and administrative | — | 78 | — |
| Research and development | 4,855 | 5,937 | 5,079 |
| Total operating costs and expenses | 4,855 | 6,015 | 5,079 |
| Income (loss) from operations | (4,855) | (6,015) | (5,079) |
| Interest income | 5 | 7 | 7 |
| Net income (loss) | $(4,850) | $(6,008) | $(5,072) |
| Net income (loss) attributable to each Venturer: | | | |
| BioMarin Companies | $(2,425) | $(3,004) | $(2,536) |
| Genzyme Corporation | $(2,425) | $(3,004) | $(2,536) |

The accompanying notes are an integral part of these consolidated financial statements.

**BioMarin/Genzyme LLC**

**Consolidated Statements of Cash Flows**
**(Amounts in thousands)**

| | For the Years Ended December 31, | | |
|---|---|---|---|
| | 2011 (unaudited) | 2010 | 2009 |
| **Cash Flows from Operating Activities:** | | | |
| Net income (loss) | $(4,850) | $(6,008) | $(5,072) |
| Reconciliation of net income (loss) to net cash provided by (used in) operating activities: | | | |
| Amortization expense | — | — | — |
| Charge for impaired assets | — | — | — |
| Increase (decrease) in cash from working capital changes: | | | |
| Accounts receivable | — | — | — |
| Inventories | — | — | — |
| Prepaid expenses and other current assets | — | — | — |
| Due from (to) BioMarin Companies | (9) | 24 | (134) |
| Due from (to) Genzyme Corporation | (77) | 286 | 63 |
| Accrued expenses | (40) | 47 | — |
| Deferred revenue | — | — | — |
| Cash flows used in operating activities | (4,976) | (5,651) | (5,143) |
| **Cash Flows from Investing Activities:** | | | |
| Change in restricted cash | — | — | — |
| Cash flows provided by (used in) investing activities | — | — | — |
| **Cash Flows from Financing Activities:** | | | |
| Capital distribution to BioMarin Companies | — | — | — |
| Capital distribution to Genzyme Corporation | — | — | — |
| Capital contribution from BioMarin Companies | 1,903 | 3,633 | 2,120 |
| Capital contribution from Genzyme Corporation | 1,902 | 3,632 | 2,120 |
| Cash flows provided by financing activities | 3,805 | 7,265 | 4,240 |
| Increase (decrease) in cash and cash equivalents | (1,171) | 1,614 | (903) |
| Cash and cash equivalents at beginning of period | 3,702 | 2,088 | 2,991 |
| Cash and cash equivalents at end of period | $ 2,531 | $ 3,702 | $ 2,088 |

The accompanying notes are an integral part of these consolidated financial statements.

**BioMarin/Genzyme LLC**

**Consolidated Statements of Changes in Venturers' Capital**
**(Amounts in thousands)**

| | Venturers' Capital | | |
|---|---|---|---|
| | BioMarin Companies | Genzyme Corporation | Total Venturers' Capital |
| Balance at December 31, 2008 | $ 873 | $ 873 | $ 1,746 |
| 2009 capital contributions | 2,120 | 2,120 | 4,240 |
| 2009 net loss | (2,536) | (2,536) | (5,072) |
| Balance at December 31, 2009 | $ 457 | $ 457 | $ 914 |
| 2010 capital contributions | 3,632 | 3,632 | 7,264 |
| 2010 net loss | (3,004) | (3,004) | (6,008) |
| Balance at December 31, 2010 | $ 1,085 | $ 1,085 | $ 2,170 |
| 2011 capital contributions | 1,903 | 1,902 | 3,805 |
| 2011 net loss | (2,425) | (2,425) | (4,850) |
| Balance at December 31, 2011 (unaudited) | $ 563 | $ 562 | $ 1,125 |

The accompanying notes are an integral part of these consolidated financial statements.

**BioMarin/Genzyme LLC**

**Notes to Consolidated Financial Statements**

## A. Nature of Business and Organization

BioMarin/Genzyme LLC, or the Joint Venture, is a limited liability company organized under the laws of the State of Delaware. The Joint Venture is owned:

- 50% by BioMarin Pharmaceutical Inc., which is referred to as BioMarin, and BioMarin Genetics, Inc., a wholly-owned subsidiary of BioMarin. BioMarin and its subsidiary are referred to as the BioMarin Companies; and
- 50% by Genzyme Corporation, which is referred to as Genzyme.

The BioMarin Companies and Genzyme are collectively referred to as the Venturers and individually as a Venturer. The Joint Venture was organized in September 1998 to develop and commercialize Aldurazyme®, a recombinant form of the human enzyme alpha-L-iduronidase, used to treat a lysosomal storage disorder known as mucopolysaccharidosis I, or MPS I. The Joint Venture commenced operations as of September 4, 1998.

The Joint Venture, BioMarin Companies and Genzyme entered into a Collaboration Agreement dated as of September 4, 1998. Under the terms of the Collaboration Agreement, Genzyme and the BioMarin Companies granted to the Joint Venture a world-wide, exclusive, irrevocable, royalty-free right and license or sublicense to develop, manufacture and market Aldurazyme for the treatment of MPS I and other alpha-L-iduronidase deficiencies. All program-related costs are equally funded by BioMarin, on behalf of the BioMarin Companies, and Genzyme. BioMarin and Genzyme are required to make monthly capital contributions to the Joint Venture to fund budgeted operating costs, as necessary. If either BioMarin or Genzyme fails to make two or more of the monthly capital contributions, and the other party does not exercise its right to terminate the Collaboration Agreement or compel performance of the funding obligation, the defaulting party's (or, in the case of default by BioMarin, the BioMarin Companies') percentage interest in the Joint Venture and future funding responsibility will be adjusted proportionately. In 2011, both Venturers contributed $1.9 million (unaudited) and in 2010, both Venturers contributed $3.6 million and in 2009, both Venturers contributed $2.1 million to the Joint Venture.

The Steering Committee of the Joint Venture serves as the governing body of the Joint Venture and is responsible for determining the overall strategy for the program, coordinating activities of the Venturers as well as performing other such functions as appropriate. The Steering Committee is comprised of an equal number of representatives of each Venturer.

On April 30, 2003, the United States Food and Drug Administration, commonly referred to as the FDA, granted marketing approval for Aldurazyme as an enzyme replacement therapy for patients with the Hurler and Hurler-Scheie forms of MPS I, and Scheie patients with moderate to severe symptoms. Aldurazyme has been granted orphan drug status in the United States, which generally provides seven years of market exclusivity. On June 11, 2003, the European Commission granted marketing approval for Aldurazyme to treat the non-neurological manifestations of MPS I in patients with a confirmed diagnosis of the disease. Aldurazyme has been granted orphan drug status in the European Union, which generally provides ten years of market exclusivity. In October 2006, Japan's Health, Labor and Welfare Ministry granted marketing approval for Aldurazyme, the first specific treatment approved in Japan for patients with MPS I. Aldurazyme has been granted orphan drug status in Japan, which generally provides ten years of market exclusivity. To date, Aldurazyme has received marketing approval in over fifty countries. Aldurazyme is sold directly to physicians, hospitals, treatment centers, pharmacies and government agencies through a specialized sales force, as well as through distributors or wholesalers.

On January 1, 2008, the BioMarin Companies and Genzyme restructured the Joint Venture. Instead of sharing all costs and profits equally, Genzyme will record sales of Aldurazyme and will pay BioMarin a tiered

## A. Nature of Business and Organization (Continued)

payment ranging from approximately 39.5% to 50% of worldwide net product sales, which will also be recorded by BioMarin as product revenue. Certain research and development activities related to Aldurazyme and intellectual property will continue to be managed by the Joint Venture on an equal basis.

## B. Summary of Significant Accounting Policies

### Basis of Presentation

The Joint Venture is considered a partnership for federal and state income tax purposes. As such, items of income, loss, deductions and credits flow through to the Venturers. The Venturers have responsibility for the payment of any income taxes on their proportionate share of the taxable income of the Joint Venture.

The consolidated financial statements for the years ended December 31, 2010 and December 31, 2009 have been audited.

### Accounting Method

The consolidated financial statements have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

### Fiscal Year End

The Venturers have determined that the fiscal year end of the Joint Venture is December 31.

### Use of Estimates

Under accounting principles generally accepted in the United States of America, the Joint Venture is required to make certain estimates and assumptions that affect reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities in its consolidated financial statements. The Joint Venture's actual results could differ from these estimates.

### Cash and Cash Equivalents

Cash and cash equivalents, consisting principally of money market funds with initial maturities of three months or less, are valued at cost plus accrued interest, which the Joint Venture believes approximates their fair market value. Money market funds are typically classified as Level 1 investments as these products do not require a significant degree of judgment. All of the Joint Venture's cash is held on deposit at one financial institution.

### Comprehensive Income

The Joint Venture reports comprehensive income in accordance with Financial Accounting Standards Board Accounting Standards Codification, or ASC, 220, "Comprehensive Income." Comprehensive income for the years ended December 31, 2011, 2010 and 2009 does not differ from the reported net income.

## B. Summary of Significant Accounting Policies (Continued)

### Transactions with Affiliates

The majority of the Joint Venture's operating expenses consist of project expenses incurred by the Venturers, either for internal operating costs or for third-party obligations incurred by the Venturers on behalf of the Joint Venture which are then charged to the Joint Venture. All charges to the Joint Venture are subject to approval by the Steering Committee. The determination of the amount of internal operating costs incurred by each Venturer on behalf of the Joint Venture requires significant judgment by each Venturer. As a result, the consolidated financial statements for the Joint Venture may not be indicative of the results that would have occurred had the Joint Venture obtained all of its manufacturing, commercialization and research and development services from third-party entities. The Joint Venture owed Genzyme Corporation $1.3 million (unaudited) at December 31, 2011 and $1.3 million at December 31, 2010 for project expenses incurred on behalf of the Joint Venture. The Joint Venture owed BioMarin Companies $0.1 million (unaudited) at December 31, 2011 and $0.1 million at December 31, 2010 for project expenses incurred on behalf of the Joint Venture.

### Translation of Foreign Currencies

In 2011, 2010 and 2009 all expenses incurred on behalf of the Joint Venture were in U.S. dollars and no foreign currency transaction gains or losses were incurred.

### Research and Development

Research and development costs are expensed in the period incurred. These costs are primarily comprised of development efforts performed by the Venturers or payments to third parties made by the Venturers, both on behalf of the Joint Venture, during the respective periods.

### Income Taxes

The Joint Venture is organized as a pass-through entity and accordingly, the consolidated financial statements do not include a provision for income taxes. Taxes, if any, are the liability of the BioMarin Companies and Genzyme, as Venturers.

## C. Venturers' Capital

Venturers' capital is comprised of capital contributions made by the Venturers to fund expenses of the Joint Venture in accordance with the Collaboration Agreement, and income (losses) allocated to the Venturers, net of cash distributions to the Venturers. All funding is shared equally by the two Venturers. As of December 31, 2011, the BioMarin Companies and Genzyme have each provided a total of $76.7 million (unaudited) of funding to the Joint Venture, net of $39.9 million (unaudited) of cash distributed by the Joint Venture to each Venturer. In 2009, 2010 and 2011, each Venturer contributed $2.1 million, $3.6 million and $1.9 million (unaudited) respectively, to cover the operating expenses.

## D. Commitments and Contingencies

### *Legal Proceedings*

Under the Joint Venture's operation agreement, the Joint Venture indemnifies its affiliates for acts performed under the agreement on behalf of the Joint Venture, including amounts paid by affiliates in connection with legal proceedings related to the Joint Venture or its operations.

BioMarin/Genzyme LLC

Notes to Consolidated Financial Statements (Continued)

## D. Commitments and Contingencies (Continued)

There have been several lawsuits filed in Brazil alleging that an affiliate of a member of the Joint Venture is contractually obligated to provide drugs at no cost to several patients. The affiliate is vigorously defending against these actions. Management of the Joint Venture is not able to predict the outcome of these cases or estimate with certainty the amount or range of any possible loss the Joint Venture might incur if the affiliate does not prevail in the final, non-appealable determination of any or all of these matters and the Joint Venture has to indemnify the affiliate for amounts paid related to settlement of any of these lawsuits.

The Joint Venture periodically becomes subject to legal proceedings and claims arising in connection with its business. The Joint Venture is not able to predict the outcome of any legal proceedings, to which it may become subject in the normal course of business, or estimate the amount or range of any reasonably possible loss the Joint Venture might incur if it does not prevail in the final, non-appealable determinations of such matters. Therefore, the Joint Venture has no current accruals for these potential contingencies. The Joint Venture cannot provide you with assurance that legal proceedings will not have a material adverse impact on its financial condition or results of operations.

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# CORPORATE INFORMATION

## CORPORATE HEADQUARTERS

**BioMarin Pharmaceutical Inc.**
105 Digital Drive
Novato, CA 94949
Tel: 415.506.6700
Fax: 415.382.7889
Email: ir@bmrn.com
www.bmrn.com

## STOCK LISTING

BioMarin Pharmaceutical Inc. is listed on the Nasdaq Global Select Market under the symbol BMRN (NASDAQ: BMRN).

## INDEPENDENT ACCOUNTANTS

**KPMG LLP**
San Francisco, CA

## TRANSFER AGENT

**Computershare**
480 Washington Blvd.
Jersey City, NJ 07310-1900
U.S. Tel: 877.238.2993
International Tel: 201.680.6578

## EXECUTIVES

**Jean-Jacques Bienaimé**
Chief Executive Officer

**Stephen Aselage**
Executive Vice President and
Chief Business Officer

**Robert A. Baffi, Ph.D.**
Executive Vice President,
Technical Operations

**Henry J. Fuchs, M.D.**
Executive Vice President and
Chief Medical Officer

**Jeffrey H. Cooper**
Senior Vice President and
Chief Financial Officer

**G. Eric Davis**
Senior Vice President,
General Counsel and Secretary

**Joshua A. Grass**
Senior Vice President,
Corporate and Business Development

**Daniel P. Maher**
Senior Vice President,
Product Development

**Mark Wood**
Senior Vice President,
Human Resources and Corporate Affairs

**Philip Lo Scalzo**
Vice President,
Corporate Compliance and Ethics

**Ed Von Pervieux**
Vice President and
Chief Information Officer

## BOARD OF DIRECTORS



FORWARD-LOOKING STATEMENT: This Annual Report contains 'forward-looking statements' as defined under securities laws. These statements can generally be identified by the use of terminology such as 'believes', 'expects', 'anticipates', 'plans', 'intends', 'may', 'will', 'projects', 'continues', 'estimates', 'potential', 'opportunity', and so on. The company's actual results or experience may differ significantly from the forward-looking statement. Factors that could cause or contribute to these differences include the results of current clinical trials, the company's ability to obtain regulatory approval for product candidates, its ability to successfully market products and other factors discussed in the enclosed Form 10-K and the section entitled 'Risk Factors' therein.

One should not place undue influence on these forward-looking statements that speak only as of the date that they were made. These cautionary statements should be considered in connection with any written or oral forward-looking statements that the company may issue in the future. BioMarin Pharmaceutical Inc. does not undertake any obligation to release publicly any revisions to these forward-looking statements after completion of the distribution of this Annual Report to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

**BIOMARIN**
PHARMACEUTICAL INC.

105 DIGITAL DRIVE
NOVATO, CA 94949

TEL 415.506.6700
FAX 415.382.7889